     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 1997

                                                        REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                           BANK OF THE OZARKS, INC.
           (EXACT NAME OF REGISTRATION AS SPECIFIED IN ITS CHARTER)

        ARKANSAS                     6022                    71-0556208
(STATE OF INCORPORATION)  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
                           CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
                             425 WEST CAPITOL AVENUE
                                    SUITE 3100
                           LITTLE ROCK, ARKANSAS 72201
                                  (501) 374-4100
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                             GEORGE G. GLEASON, II
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           BANK OF THE OZARKS, INC.
                            425 WEST CAPITOL AVENUE
                                  SUITE 3100
                          LITTLE ROCK, ARKANSAS 72201
                                (501) 374-4100
          (NAME, ADDRESS, AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                               ----------------
                       COPIES OF ALL CORRESPONDENCE TO:
         LES R. BALEDGE, ESQ.                H. WATT GREGORY, III, ESQ.
  JEFFREY J. GEARHART, ESQ. ROSE LAW       JOSEPH S. MOWERY, ESQ. GIROIR,
 FIRM, A PROFESSIONAL ASSOCIATION 120     GREGORY, HOLMES & HOOVER, PLC 111
    EAST FOURTH STREET LITTLE ROCK,    CENTER STREET, SUITE 1900 LITTLE ROCK,
     ARKANSAS 72201 (501) 375-9131          ARKANSAS 72201 (501) 372-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     TITLE OF EACH                          PROPOSED          PROPOSED
  CLASS OF SECURITIES    AMOUNT TO BE   MAXIMUM OFFERING  MAXIMUM AGGREGATE    AMOUNT OF
    TO BE REGISTERED     REGISTERED(1) PRICE PER SHARE(2)  OFFERING PRICE   REGISTRATION FEE
--------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value per share........   1,531,455         $16.00          $24,503,280         $7,426

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 199,755 shares subject to the exercise of the Underwriters' over-allotment option.
(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A) MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            BANK OF THE OZARKS, INC.

    CROSS-REFERENCE SHEET PURSUANT TO RULE 501(B) OF REGULATION S-K SHOWING
                                    LOCATION
     IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-1 PROSPECTUS

      ITEM NUMBER AND CAPTION                  CAPTION IN PROSPECTUS
      -----------------------                  ---------------------
 1.Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus...... Outside Front Cover Page
 2.Inside Front and Outside Back
     Cover Pages of Prospectus..... Inside Front and Outside Back Cover Pages
 3.Summary Information and Risk
     Factors....................... Prospectus Summary; Risk Factors; The Com-
                                     pany
 4.Use of Proceeds................. Prospectus Summary; Use of Proceeds;
                                    Capitalization
 5.Determination of Offering
     Price......................... Outside Front Cover Page; Underwriting
 6.Dilution........................ Dilution
 7.Selling Security Holders........ Principal and Selling Stockholders
 8.Plan of Distribution............ Outside Front Cover Page; Underwriting
 9.Description of Securities to be
     Registered.................... Description of Capital Stock
10.Interests of Named Experts and
     Counsel....................... Legal Matters; Experts
11.Information with Respect to the
     Registrant.................... Prospectus Summary; Risk Factors; The Com-
                                    pany; Dividend Policy; Use of Proceeds;
                                    Capitalization; Selected Consolidated Fi-
                                    nancial Data; Management's Discussion and
                                    Analysis of Financial Condition and Results
                                    of Operations; Business; Supervision and
                                    Regulation; Management; Certain Transac-
                                    tions; Principal and Selling Stockholders;
                                    Description of Capital Stock; Shares Eligi-
                                    ble for Future Sale; Index to Consolidated
                                    Financial Statements
12.Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities................... Management

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR +
+SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE       +
+SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 22, 1997

PROSPECTUS

                                1,331,700 SHARES

                                 [INSERT LOGO]

                            BANK OF THE OZARKS, INC.
                                 COMMON STOCK

  Of the 1,331,700 shares of common stock, $.01 par value (the "Common Stock"), of Bank of the Ozarks, Inc. (the "Company") being offered hereby, 700,000 shares are being sold by the Company and 631,700 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.

  The Common Stock is the only class of outstanding capital stock of the Company. Prior to this offering there has been no public market for the Common Stock of the Company. Application has been made for the Common Stock to be approved for trading on The Nasdaq Stock Market, Inc. ("Nasdaq") National Market under the symbol "OZRK". It is currently estimated that the initial public offering price for the shares of Common Stock being sold hereby will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price for the Common Stock.

                                  -----------

  SEE "RISK FACTORS," BEGINNING ON PAGE 6 OF THIS PROSPECTUS, FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  -----------

THE  SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE  NOT
 INSURED  BY THE  FEDERAL DEPOSIT  INSURANCE CORPORATION,  THE BANK  INSURANCE
  FUND OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                       UNDERWRITING                PROCEEDS TO
                             PRICE TO DISCOUNTS AND  PROCEEDS TO     SELLING
                              PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS(2)
--------------------------------------------------------------------------------
Per Share..................   $           $             $             $
--------------------------------------------------------------------------------
Total(3)...................   $           $             $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company and Selling Stockholders estimated to be approximately $210,000 and $190,000, respectively.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 199,755 shares of Common Stock at the Price to Public referred to above, less the Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $   , $    and $   , respectively.

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by it and subject to the right of the Underwriters to reject any order in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Common
Stock will be made on or about    , 1997.

                                  -----------

                                 STEPHENS INC.

                                  -----------

                   The date of this Prospectus is    , 1997.

[INSERT MAP WHICH WILL DEPICT THE COMPANY'S MARKET AREA IN NORTHERN, WESTERN AND CENTRAL ARKANSAS AND THE LOCATION WITHIN THIS AREA OF ITS EXISTING AND PROPOSED OFFICES.]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, included elsewhere in this Prospectus. Unless the context requires otherwise, references in this Prospectus to the "Company" shall mean Bank of the Ozarks, Inc. and its consolidated subsidiaries. All references to shares of Common Stock to be outstanding after this offering assume that there will be no exercise of the over-allotment option by the Underwriters. All per share information in this Prospectus has been adjusted to reflect a reduction of par value from $.10 to $.01 per common share and a 99-1 stock dividend, both effected May 22, 1997.

                                  THE COMPANY

  The Company is an Arkansas business corporation registered under the Bank Holding Company Act of 1956. The Company owns two state chartered subsidiary banks, Bank of the Ozarks, wca ("Ozark WCA"), and Bank of the Ozarks, nwa ("Ozark NWA"), that conduct banking operations through 11 branches and two loan production offices in ten communities throughout northern, western and central Arkansas. At March 31, 1997 the Company had total assets of $286.9 million, net loans of $221.4 million and total deposits of $247.3 million.

  The Company provides a wide range of retail and commercial banking services including non-interest bearing and interest bearing checking, savings and money market accounts, certificates of deposit ("CDs"), and individual retirement accounts, as well as real estate, consumer, commercial, industrial and agricultural loans. Other banking services include personal and corporate trust services, safety deposit boxes, real estate appraisals, credit related life and disability insurance, automated teller machines ("ATMs"), telephone banking, credit cards and merchant credit card services.

  Since 1994 the Company has experienced significant growth in operations and maintained favorable returns on assets and stockholders' equity. Between December 31, 1994 and March 31, 1997 the Company's total assets increased from $165.0 million to $286.9 million, net loans increased from $111.2 million to $221.4 million, and total deposits increased from $148.5 million to $247.3 million. For the fiscal year ended December 31, 1996 the Company's return on average assets was 1.26% and its return on average stockholders' equity was 17.7%.

  The Company's goal is to maximize long-term stockholder value through strong year-to-year growth in assets, loans, deposits and net income in a manner consistent with safe, sound and prudent banking practices. To achieve this goal, the Company's business strategy is to:

  . Expand loans and deposits through market share growth and de novo branching;

  . Provide customers with the breadth of products and financial services of a regional bank;

  . Employ, empower and motivate management to provide personalized customer service, consistent with the best traditions of community banking, while maximizing profits; and

  .  Maintain asset quality and control overhead expense.

  The Company's corporate offices are located at 425 West Capitol Avenue, Suite 3100, Little Rock, Arkansas 72201, Telephone: (501) 374-4100.

                                  THE OFFERING

Common Stock offered:
  By the Company.................. 700,000 shares/(1)/
  By the Selling Stockholders..... 631,700 shares
Common Stock to be outstanding
 after this offering.............. 3,579,800 shares/(1)/(2)/
Use of proceeds by the Company.... The net proceeds to be received by the
                                   Company from the sale of the Common Stock
                                   will be used to repay indebtedness
                                   (approximately $5.0 million) and for
                                   general corporate purposes, including
                                   capital investments in the Company's
                                   subsidiary banks to fund anticipated growth
                                   and expansion. See "Use of Proceeds" and
                                   "Capitalization."
Proposed Nasdaq National Market
 symbol........................... OZRK

--------
(1) An additional 199,755 shares may be sold pursuant to an over-allotment option granted by the Company to the Underwriters. See "Underwriting."
(2) Excludes shares to be authorized for issuance from time to time under the
    Company's stock option plans, of which approximately     shares are
    anticipated to be granted under such plans upon the effective date of this offering at an exercise price equal to the initial public offering price. See "Management--Director Compensation" and "--Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                          THREE MONTHS
                                         YEARS ENDED DECEMBER 31,                        ENDED MARCH 31,
                          ------------------------------------------------------------  -----------------------
                            1992          1993          1994          1995      1996      1996           1997
                          --------      --------      --------      --------  --------  --------       --------
                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net interest income....  $  9,525      $  9,046      $  7,994      $  8,312  $ 11,805  $  2,698       $  3,116
 Provision for loan
  losses................     1,219           338           339           360     1,486       221            259
 Non-interest income....     2,159         1,068         2,713         1,168     1,865       358            756
 Non-interest expense...     6,806         6,162         5,735         5,996     7,151     1,625          2,119
 Net income.............     2,359         2,425         2,954/(1)/    2,170     3,027       781            957
PER COMMON SHARE DATA:
 Earnings...............  $   0.65      $   0.82      $   0.99/(1)/ $   0.75  $   1.05  $   0.27       $   0.33
 Book value.............      3.96          4.53          5.07          5.66      6.44      5.61           6.62
 Weighted average shares
  outstanding
  (in thousands)........     3,620         2,968         2,975         2,894     2,880     2,880          2,880
BALANCE SHEET DATA AT
 PERIOD END:
 Total assets...........  $175,531      $181,609      $165,030      $212,476  $270,600  $225,292       $286,942
 Total loans............   115,008       115,032       112,806       153,198   214,462   164,663        224,641
 Allowance for loan
  losses................     2,011         1,716         1,649         1,909     3,019     2,051          3,240
 Total investment
  securities............    40,002        44,786        40,521        37,137    39,608    40,091         42,170
 Total deposits.........   158,662       164,362       148,453       182,463   231,648   194,791        247,263
 FHLB advances..........       --            --            --          7,947    12,517     7,947         12,017
 Notes payable..........     3,719         2,278           --          3,920     5,396     3,920          5,396
 Total stockholders'
  equity................    11,635        13,484        15,076        16,294    18,547    16,169         19,076
 Loan to deposit ratio..     72.49%        69.99%        75.99%        83.96%    92.58%    84.53%         90.85%
AVERAGE BALANCE SHEET
 DATA:
 Total average assets...  $174,928/(2)/ $178,570/(2)/ $167,333      $185,160  $240,208  $218,757       $278,469
 Total average
  stockholders' equity..    12,086/(2)/   12,559/(2)/   14,287        15,392    17,144    16,232         18,812
PERFORMANCE RATIOS:
 Return on average
  assets................      1.35%         1.36%         1.77%         1.17%     1.26%     1.43%/(3)/     1.37%/(3)/
 Return on average
  stockholders' equity..     19.52         19.31         20.67         14.09     17.66     19.25/(3)/     20.35/(3)/
 Net interest margin....      6.22          5.76          5.24          4.95      5.36      5.47/(3)/      4.88/(3)/
 Overhead ratio/(4)/....      3.98          3.61          3.49          3.23      2.99      2.97/(3)/      3.04/(3)/
 Efficiency ratio/(5)/..     58.09         60.56         62.83         61.57     52.40     52.62          57.50
ASSET QUALITY RATIOS:
 Net charge-offs as a
  percentage of average
  total loans...........      0.62%         0.52%         0.09%         0.08%     0.21%     0.20%/(3)/     0.07%/(3)/
 Nonperforming loans to
  total loans...........      0.50          1.73          0.57          0.85      1.08      0.59           0.80
 Nonperforming assets to
  total assets..........      1.91          1.51          0.50          0.63      0.87      0.43           0.66
ALLOWANCE FOR LOAN
 LOSSES AS A PERCENTAGE
 OF:
 Total loans............      1.75%         1.49%         1.46%         1.25%     1.41%     1.25%          1.44%
 Nonperforming loans....    350.96         86.10        258.46        146.28    130.69    212.32         180.70
CAPITAL RATIOS AT PERIOD
 END:
 Leverage capital
  ratio.................      5.85%         6.83%         9.10%         7.49%     6.42%     6.79%          6.40%
 Tier I risk-based
  capital...............      8.46         10.13         12.71          9.80      8.45      9.10           8.29
 Total risk-based
  capital...............      9.72         11.38         13.96         11.05      9.70     10.35           9.53

--------
(1) Includes after tax gain of $1.0 million ($0.34 per common share) from the May 1994 sale of a bank subsidiary having $36.7 million of total assets.
(2) Represents average of beginning and end-of-year balances.
(3) Annualized. Results for the three months ended March 31, 1997 may not be indicative of full year results.
(4) Calculated by dividing non-interest expense by average assets.
(5) Calculated by dividing non-interest expense by federal tax equivalent net interest income plus non-interest income (excluding gains on sale of assets).

                          FORWARD-LOOKING INFORMATION

  This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this Prospectus, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, relating to the operations, results of operations and growth strategy of the Company, liquidity, competitive factors and pricing pressures, changes in legal and regulatory requirements, interest rate fluctuations, and general economic conditions, as well as other factors described in this Prospectus. Should one or more of the risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended. See "Risk Factors."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. Each of the following factors may have a material adverse effect on the Company's operations, financial results, financial condition, liquidity, market valuation or market liquidity in future periods.

GROWTH STRATEGY

  The Company owns two state chartered banks operating in 13 locations in Arkansas. The Company's current growth strategy involves growth at existing offices and expansion via new, or de novo, branches into target Arkansas markets. This strategy involves certain special risks as follows:

  Acquisition and Development of Offices. The Company may encounter delays or other problems in opening offices currently under construction or in opening future offices. Although the Company has received regulatory approval and begun construction on two additional branch sites expected to open in the third quarter of 1997, there can be no assurance that these projects will be completed in a timely manner. Additionally, the Company may be unable to accomplish its future expansion plans due to lack of available satisfactory sites in suitable locations, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors.

  Regulatory and Economic Factors. The Company's growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect the Company's continued growth and expansion. Such factors may cause the Company to alter its growth and expansion plans or slow or halt the growth and expansion process, which may prevent the Company from entering certain target markets or allow competitors to gain or retain market share in the Company's existing or expected markets.

  Operating Results. Even if the Company is successful in opening new offices, there is no assurance that such offices will achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profitability. The results achieved to date by the Company may not be indicative of future results or results that may be achieved from a larger number of locations. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on the Company's results of operations and financial condition could be more significant than would be the case for a larger company.

  Management of Growth. The Company's past and expected growth involves a variety of risks including maintaining loan quality in the context of significant portfolio growth, maintaining adequate management personnel and systems to oversee such growth, maintaining adequate internal audit, loan review and compliance functions, and implementing additional policies, procedures and operating systems required to support such growth. Failure of the Company to successfully address these issues could have a material adverse effect on the Company's results of operations and financial condition.

  See "Business--Growth Strategy."

LIQUIDITY

  The Company's primary sources of funds are customer deposits and loan repayments. The Company has experienced significant growth in its loan portfolio which has resulted in a high loan to deposit ratio (90.9% at March 31, 1997). While scheduled loan repayments are a relatively stable source of funds, loans generally are not readily convertible to cash. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include borrowings under the Company's revolving credit facility, unsecured and secured Federal Home Loan Bank ("FHLB") advances and federal funds lines of credit from correspondent banks. While management believes that these sources are currently adequate to meet the Company's liquidity requirements, there can be no assurance that they will be sufficient to meet long-term liquidity demands. The Company may be required to slow or discontinue loan growth, capital expenditures or other investments should such sources not be adequate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

  The banking industry in the Company's market area is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, mortgage companies, brokerage and investment banking firms, asset-based non-bank lenders and many other financial and financial service institutions. A substantial number of the commercial banks operating in the Company's market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies, and as a result may have greater resources and lower cost of funds than the Company. Additionally, the Company may face increased competition from de novo community banks, including those with senior management who were previously with other local banks or those controlled by investor groups with strong local business and community ties.

  Various legislative acts in recent years, including the interstate banking and branching laws, have led to increased competition among financial institutions. There can be no assurance that the Company will compete effectively in the future. Further, there can be no assurance that the United States Congress or the Arkansas General Assembly will not enact legislation that may further increase competitive pressures on the Company. See "Business--Competition" and "Supervision and Regulation."

CHANGES IN ECONOMIC CONDITIONS

  The Company's profitability is dependent on the profitability of its subsidiary banks, which operate principally in northern, western and central Arkansas. The Company's loans are made primarily to borrowers who are residents of this area and are in substantial part secured by real estate collateral located in such area. Thus, in addition to adverse changes in general economic conditions in the United States such as inflation, recession and high unemployment, unfavorable changes in economic conditions affecting the Company's markets may have a material adverse effect on the Company's results of operations and financial condition. Such changes could result from, among other things, a reduction in real estate values, plant closings or layoffs, adverse trends or events affecting various major industry groups such as timber, cattle and poultry, inclement weather, natural disasters or other factors beyond the Company's control.

INTEREST RATE RISK

  The Company's earnings depend to a substantial extent on "rate differentials," i.e., the differences between the rates the Company earns on loans, securities and other earning assets, and the interest rates it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory authorities. From time to time, maturities of assets and liabilities may not be balanced, and an increase or decrease in interest rates could have a material adverse effect on the net interest margin, results of operations and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Interest Rate Sensitivity."

RELIANCE ON KEY PERSONNEL

  The Company is dependent on the services of George Gleason, the Chairman of the Board and Chief Executive Officer of the Company. Mr. Gleason is the largest individual stockholder of the Company, and although the Company has entered into an employment agreement with him, the loss of the services of Mr. Gleason could have a material adverse effect on the Company's results of operations and financial condition. The Company is also dependent on certain other key officers and members of management who have important customer relationships or are instrumental to the Company's operations. The loss of such individuals could have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that the Company will be able to attract and retain key personnel with the skills and expertise necessary to achieve and manage its planned growth. See "Business--Growth Strategy" and "Management."

POSSIBLE NEED FOR ADDITIONAL CAPITAL

  The Company will use a portion of the proceeds of this offering, along with existing credit facilities, to capitalize its planned growth. However, there is no assurance that such proceeds and credit facilities will be sufficient to meet the Company's future capital needs, and it may be necessary to seek additional capital through borrowings or additional equity. There is no assurance the Company will be able to obtain any such borrowings or additional equity and thus the Company may have to alter its planned growth and expansion. See "Use of Proceeds" and "Capitalization."

REGULATORY RESTRICTIONS AND REQUIREMENTS

  The Company is subject to extensive government regulation and supervision under various state and federal laws, rules and regulations, including rules and regulations promulgated by the Federal Reserve Board, the Federal Deposit Insurance Corporation ("FDIC") and the Arkansas State Bank Department. These laws and regulations are designed primarily to protect depositors, borrowers, and the Bank Insurance Fund of the FDIC and to further certain social policies; consequently, they may impose limitations on the Company that may not be in the best interests of the Company and its stockholders. The Company is subject to changes in federal and state laws, regulations, governmental policies and accounting principles. The effects of any such potential changes cannot be predicted, but they could have a material adverse effect on the results of operations and financial condition of the Company. See "Supervision and Regulation."

ARKANSAS USURY LAWS

  The Constitution of the State of Arkansas provides that "consumer loans and credit sales" have a maximum interest rate limitation of 17% per annum and that all "general loans" have a maximum limitation of 5% over the Federal Reserve Discount Rate in effect at the time the loan was made. The Arkansas Supreme Court has determined that "consumer loans and credit sales" are also "general loans" and are thus subject to an interest rate limitation equal to the lesser of 5% over the Federal Reserve Discount Rate or 17% per annum. The

Arkansas Constitution provides significant penalties, including the forfeiture of interest and principal depending on the type of loans, for usurious loans. These usury provisions impose an artificial cap on the Company's net interest margin and could have a material adverse effect on the Company's results of operations and financial condition to the extent that the Federal Reserve Discount Rate fails to move in tandem with market rates or that a high interest rate environment reduces or eliminates the Company's net interest margin. See "Supervision and Regulation--State Regulations."

CONCENTRATION OF OWNERSHIP

  Following completion of this offering, George Gleason will beneficially own approximately 36.4%, and the Company's directors and executive officers as a group (including Mr. Gleason) will beneficially own approximately 44.3% of the Company's outstanding Common Stock. Additionally, the Company's Stock Ownership Plan and Trust for employees (the "ESOP") will beneficially own approximately 10.4% of the Company's Common Stock following completion of this offering. Mr. Gleason and Linda Gleason, his spouse, are two of the three trustees of the ESOP. Accordingly, Mr. Gleason may have the ability to determine the election of the Company's directors and control corporate actions which are submitted to stockholders, which may include taking actions that may not be in the interests of the other stockholders. See "Principal and Selling Stockholders."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the shares of the Company's Common Stock. Although application has been made for the Common Stock to be approved for trading on The Nasdaq National Market, there can be no assurance that an active market for the Common Stock will develop or be sustained following completion of this offering. The initial public offering price will be determined through negotiations between the Company and the Representative of the Underwriters and may not be indicative of the market price for the shares of Common Stock following completion of this offering. Additionally, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. A variety of events, including regulatory developments, quarterly variations in operating results, news announcements, trading volume, general market trends and other factors could result in fluctuations in the price of the Common Stock, and there can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of previously issued shares of the Company's Common Stock in the public market following completion of this offering could adversely affect the market price of the Common Stock. Including the shares offered hereby, approximately 1,774,700 shares of Common Stock will be eligible for sale immediately following completion of this offering, and approximately 11,900 shares of Common Stock will become eligible for sale in the public market upon expiration of the 90-day period immediately following the effectiveness of the Company's registration statement under the Securities Act of 1933 (the "Securities Act"), subject to compliance with Securities and Exchange Commission ("SEC") Rule 144. Further, following expiration or release from the 180-day lock-up agreements with the Underwriters, approximately 1,793,200 additional shares of Common Stock will be eligible for sale in accordance with SEC Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Amended and Restated Articles of Incorporation contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include (i) the option for the Board of Directors to classify or stagger the Board of Directors into two or three classes with each class having staggered terms; (ii) a provision establishing certain advance notice procedures for stockholder proposals to be considered at an annual meeting of stockholders; and (iii) a provision that directors may be removed only for cause, and then only by the two-thirds vote of stockholders. The Company's Amended and Restated Articles of Incorporation also allow the Board of Directors to authorize the issuance of preferred stock, $.01 par value (the "Preferred Stock") with rights superior to those of the Common Stock. This provision could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of the Company without approval of the Company's Board of Directors, and could also limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Description of Capital Stock."

DIVIDEND POLICY

  The Company currently pays a cash dividend on its Common Stock. The Company's ability to pay dividends in the future is subject to regulatory requirements and other conditions existing at the time, including the Company's profitability, liquidity, financial condition and capital requirements. Additionally, the payment of dividends is subject to restrictions imposed by federal and state banking laws, regulations and authorities. Accordingly, there can be no assurance that the Company will be able to continue to pay cash dividends on its Common Stock. See "Dividend Policy" and "Supervision and Regulation."

                                  THE COMPANY

  The Company is an Arkansas business corporation registered under the Bank Holding Company Act of 1956. The Company owns two state chartered subsidiary banks that conduct banking operations through 11 branches and two loan production offices in ten communities throughout northern, western and central Arkansas. At March 31, 1997 the Company had total assets of $286.9 million, net loans of $221.4 million and total deposits of $247.3 million.

  The Company's lead bank, Ozark WCA, received its charter in 1937. Ozark WCA operates from its principal office in Ozark, Arkansas, with branch offices in Ozark, Altus, Clarksville (2), Van Buren, and Mulberry, Arkansas. In addition, Ozark WCA has branch offices under construction in Paris and Alma, Arkansas, and plans to add future offices, subject to regulatory approval, in Fort Smith and Little Rock, Arkansas. See "Business--Growth Strategy." Ozark WCA also maintains separate commercial loan and residential mortgage loan production offices in Little Rock, Arkansas. Ozark NWA, the Company's other bank subsidiary, was chartered in 1903 and operates from its principal office in Jasper, Arkansas, with branch offices in Western Grove, Harrison, and Marshall, Arkansas.

  The Company was incorporated in 1981 as a one-bank holding company for Bank of Ozark, Ozark, Arkansas. In 1986 the Company became a multi-bank holding company through consummation of an acquisition agreement with its principal stockholders and others pursuant to which it also acquired controlling interests in Arkansas Valley Bank, Dardanelle, Arkansas and Newton County Bank, Jasper, Arkansas. The Company sold Arkansas Valley Bank in 1994 in order to redeploy capital to implement the Company's de novo branching strategy. In 1995 Bank of Ozark changed its name to Bank of the Ozarks, wca, and Newton County Bank changed its name to Bank of the Ozarks, nwa. Additionally, in May 1997 the Company changed its name from Ozark Bankshares, Inc. to Bank of the Ozarks, Inc. These name changes were undertaken for marketing reasons, including facilitating parallel marketing of various common products and services in existing and new markets.

  At March 31, 1997 the Company employed 138 full-time equivalent employees. The Company's corporate offices are located at 425 West Capitol Avenue, Suite 3100, Little Rock, Arkansas, 72201, Telephone: (501) 374-4100.

                                DIVIDEND POLICY

  During the years ended December 31, 1995 and 1996 the Company paid annual cash dividends on the Common Stock in the aggregate amount of $0.30 per share per year. During the three months ended March 31, 1997 the Company paid a cash dividend on the Common Stock in the amount of $0.10 per share. Effective for stockholders of record on July 10, 1997, the Company will commence payment of a quarterly cash dividend on the Common Stock of $0.05 per share ($0.20 annually).

  The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Company's Board of Directors and will depend on conditions then existing, including regulatory requirements and the Company's profitability, liquidity, financial condition and capital requirements. The Company's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends from the subsidiary banks. The payment of dividends by the banks to the Company is subject to restrictions imposed by federal and state banking laws, regulations and authorities. See "Supervision and Regulation."

                                   DILUTION

  As of March 31, 1997 the net tangible book value of the Common Stock was approximately $17.6 million, or $6.12 per share. "Net tangible book value per share" represents the tangible net worth of the Company (total assets less intangible assets (goodwill and core deposit intangibles) and total liabilities), divided by the number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after March 31, 1997, after giving effect to the sale by the Company of 700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share (assuming no exercise of the Underwriters' over-allotment option) and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value at March 31, 1997 would have been $7.59 per share, representing an immediate increase of $1.47 per share to current stockholders and an immediate dilution of $7.41 per share to persons purchasing the shares offered hereby. The following table illustrates this per share dilution.

Estimated initial public offering price per share................        $15.00
Net tangible book value per share before offering................  $6.12
Increase in net tangible book value per share attributable to new
 investors.......................................................   1.47
                                                                   -----
Pro forma net tangible book value per share after offering.......          7.59
                                                                         ------
Dilution per share to new investors..............................        $ 7.41
                                                                         ======

  The following table summarizes the total number of shares of Common Stock purchased from the Company during the past five years, and the total cash consideration and weighted average price per share paid by current officers, directors and other persons affiliated with the Company (including the ESOP) ("Affiliates") and to be paid by persons purchasing shares of Common Stock offered hereby ("New Investors"), at an assumed initial public offering price of $15.00 per share (assuming no exercise of the Underwriters' over-allotment option) and before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                      WEIGHTED
                                                          TOTAL     AVERAGE PRICE
                                    SHARES PURCHASED  CONSIDERATION   PER SHARE
                                    ----------------  ------------- -------------
Affiliates.........................      35,000/(1)/   $   173,250     $ 4.95
New Investors......................     700,000         10,500,000      15.00

--------
(1) Represents shares sold by the Company to the ESOP in March 1993.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby, assuming an offering price of $15.00 per share, are estimated to be $9.6 million ($12.3 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and offering expenses payable by the Company estimated to be approximately $210,000.

  The Company intends to use approximately $5.0 million of the net proceeds to reduce borrowings under a revolving line of credit, the proceeds of which were used to repay outstanding notes payable and for general corporate purposes, including capital investments in the Company's subsidiary banks to fund anticipated growth and expansion. The revolving line of credit provides for maximum outstanding amounts of up to $5.0 million, is secured by 80% of the Company's stock in its subsidiary banks, and has a final maturity of December 21, 2007. Interest accrues on outstanding borrowings under the revolving line of credit at a variable rate equal to prime minus 0.25%. For a more detailed description of the Company's credit facility, including the revolving line of credit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company intends to use the balance of the net proceeds from the sale of the Common Stock offered hereby for general corporate purposes, including investments in and advances to the Company's subsidiaries, and financing its continued expansion pursuant to its de novo branching strategy. See "Business--Growth Strategy." The precise amounts and timing of expenditure of such net proceeds will depend on the funding requirements of the Company and the availability of other capital resources. Pending application of the net proceeds as described above, the Company intends to invest such proceeds in short term and intermediate term interest bearing securities or deposits in its subsidiary banks.

  The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company (i) at March 31, 1997, (ii) on a pro forma basis to reflect the Company's new credit facility established May 16, 1997 and (iii) as adjusted to give effect to the receipt and application of the estimated net proceeds from the sale by the Company of 700,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option) in this offering at an assumed offering price of $15.00 per share. See "Use of Proceeds."

                                                 MARCH 31, 1997
                                          ----------------------------------
                                          ACTUAL   PRO FORMA     AS ADJUSTED
                                          -------  ---------     -----------
                                             (DOLLARS IN THOUSANDS)
Notes payable
  Term loans............................. $ 5,396   $ 5,096/(1)/   $ 5,096
  Revolving line of credit...............     --      5,000/(1)/       --
Stockholders' equity/(2)/
  Common Stock, $0.01 par value,
   10,000,000 shares authorized,
   2,879,800 shares issued and
   outstanding, 3,579,800/(3)/ shares as
   adjusted..............................      29        29             36/(3)/
  Preferred Stock, $0.01 par value,
   1,000,000 shares authorized, no shares
   issued and outstanding................     --        --             --
  Additional paid-in capital.............   1,168     1,168         10,716
  Retained earnings......................  17,920    17,920         17,920
  Unrealized depreciation on investment
   securities............................     (41)      (41)           (41)
                                          -------   -------        -------
    Total stockholders' equity...........  19,076    19,076         28,631
                                          -------   -------        -------
    Total capitalization................. $24,472   $29,172        $33,727
                                          =======   =======        =======

--------
(1) On May 16, 1997 the Company entered into a $10.0 million term loan and revolving credit facility. Proceeds from this credit facility were used to repay notes payable outstanding on such date and to fund capital investments in the Company's subsidiary banks. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) See "Description of Capital Stock."
(3) Does not include 285,000 shares authorized for issuance from time to time under the Company's Stock Option Plan (the "Stock Option Plan"), and shares authorized for issuance pursuant to options to be granted annually to non-employee directors under the Non-Employee Director Stock Option
    Plan (the "Director Option Plan"). Approximately     shares are
    anticipated to be granted under such plans upon the effective date of this offering at an exercise price equal to the initial public offering price. See "Management--Director Compensation" and "--Stock Option Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data concerning the Company and is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus. The income statement, balance sheet and per common share data as of and for the years ended December 31, 1992, 1993, 1994, 1995, and 1996 were derived from audited consolidated financial statements of the Company. The income statement, balance sheet and per common share data as of and for the periods ended March 31, 1996 and March 31, 1997, were derived from the unaudited consolidated financial statements of the Company. The selected consolidated financial data set forth below should be read in conjunction with such financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                             THREE MONTHS
                                    YEAR ENDED DECEMBER 31,                                 ENDED MARCH 31,
                          ------------------------------------------------------------  -----------------------
                            1992          1993          1994          1995      1996      1996           1997
                          --------      --------      --------      --------  --------  --------       --------
                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Interest income........  $ 15,625      $ 14,057      $ 12,645      $ 15,703  $ 21,836  $  4,981       $  6,016
 Interest expense.......     6,100         5,011         4,651         7,391    10,031     2,283          2,900
 Net interest income....     9,525         9,046         7,994         8,312    11,805     2,698          3,116
 Provision for loan
  losses................     1,219           338           339           360     1,486       221            259
 Non-interest income....     2,159         1,068         2,713         1,168     1,865       358            756
 Non-interest expense...     6,806         6,162         5,735         5,996     7,151     1,625          2,119
 Net income.............     2,359         2,425         2,954(/1/)    2,170     3,027       781            957
PER COMMON SHARE DATA:
 Earnings...............  $   0.65      $   0.82      $   0.99(/1/) $   0.75  $   1.05  $   0.27       $   0.33
 Book value.............      3.96          4.53          5.07          5.66      6.44      5.61           6.62
 Dividends..............      0.18          0.25          0.30          0.30      0.30      0.30           0.10
 Weighted average shares
  outstanding (in
  thousands)............     3,620         2,968         2,975         2,894     2,880     2,880          2,880
BALANCE SHEET DATA AT
 PERIOD END:
 Total assets...........  $175,531      $181,609      $165,030      $212,476  $270,600  $225,292       $286,942
 Total loans............   115,008       115,032       112,806       153,198   214,462   164,663        224,641
 Allowance for loan
  losses................     2,011         1,716         1,649         1,909     3,019     2,051          3,240
 Net loans..............   112,997       113,316       111,157       151,289   211,443   162,612        221,401
 Total investment secu-
  rities................    40,002        44,786        40,521        37,137    39,608    40,091         42,170
 Total deposits.........   158,662       164,362       148,453       182,463   231,648   194,791        247,263
 FHLB advances..........       --            --            --          7,947    12,517     7,947         12,017
 Notes payable..........     3,719         2,278           --          3,920     5,396     3,920          5,396
 Total stockholders' eq-
  uity..................    11,635        13,484        15,076        16,294    18,547    16,169         19,076
 Loan to deposit ratio..     72.49%        69.99%        75.99%        83.96%    92.58%    84.53%         90.85%
AVERAGE BALANCE SHEET
 DATA:
 Total average assets...  $174,928(/2/) $178,570(/2/) $167,333      $185,160  $240,208  $218,757       $278,469
 Total average stock-
  holders' equity.......    12,086(/2/)   12,559(/2/)   14,287        15,392    17,144    16,232         18,812
PERFORMANCE RATIOS:
 Return on average as-
  sets..................      1.35%         1.36%         1.77%         1.17%     1.26%     1.43%(/3/)     1.37%(/3/)
 Return on average
  stockholders' equity..     19.52         19.31         20.67         14.09     17.66     19.25(/3/)     20.35(/3/)
 Net interest margin....      6.22          5.76          5.24          4.95      5.36      5.47(/3/)      4.88(/3/)
 Overhead ratio(/4/)....      3.98          3.61          3.49          3.23      2.99      2.97(/3/)      3.04(/3/)
 Efficiency ratio(/5/)..     58.09         60.56         62.83         61.57     52.40     52.62          57.50
ASSET QUALITY RATIOS:
 Net charge-offs as a
  percentage of average
  total loans...........      0.62%         0.52%         0.09%         0.08%     0.21%     0.20%(/3/)     0.07%(/3/)
 Nonperforming loans to
  total loans...........      0.50          1.73          0.57          0.85      1.08      0.59           0.80
 Nonperforming assets to
  total assets..........      1.91          1.51          0.50          0.63      0.87      0.43           0.66
ALLOWANCE FOR LOAN
 LOSSES AS A PERCENTAGE
 OF:
 Total loans............      1.75%         1.49%         1.46%         1.25%     1.41%     1.25%          1.44%
 Nonperforming loans....    350.96         86.10        258.46        146.28    130.69    212.32         180.70
CAPITAL RATIOS AT PERIOD
 END:
 Leverage capital ra-
  tio...................      5.85%         6.83%         9.10%         7.49%     6.42%     6.79%          6.40%
 Tier I risk-based capi-
  tal...................      8.46         10.13         12.71          9.80      8.45      9.10           8.29
 Total risk-based capi-
  tal...................      9.72         11.38         13.96         11.05      9.70     10.35           9.53

--------
(1) Includes after tax gain of $1.0 million ($0.34 per common share) from the May 1994 sale of a bank subsidiary having $36.7 million of total assets.
(2) Represents average of beginning and end-of-year balances.
(3) Annualized. Results for the three months ended March 31, 1997 may not be indicative of full year results.
(4) Calculated by dividing non-interest expense by average assets.
(5) Calculated by dividing non-interest expense by federal tax equivalent net interest income plus non-interest income (excluding gains on sale of assets).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

  The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

  Net income increased 22.5% to $957,000 ($0.33 per share) for the three months ended March 31, 1997 from $781,000 ($0.27 per share) for the three months ended March 31, 1996. For the years ended December 31, 1994, 1995 and 1996 net income was $3.0 million ($0.99 per share), $2.2 million ($0.75 per share) and $3.0 million ($1.05 per share), respectively; return on average assets was 1.77%, 1.17% and 1.26%, respectively; and return on average stockholders' equity was 20.7%, 14.1% and 17.7%, respectively. In May 1994 the Company sold a subsidiary bank which had $36.7 million of total assets. This sale resulted in a gain of $1.4 million ($1.0 million after taxes). Excluding such gain, return on average assets and return on average stockholders' equity for 1994 would have been 1.16% and 13.6%, respectively.

  At December 31, 1994, 1995, 1996 and March 31, 1997 the Company had total assets of $165.0 million, $212.5 million, $270.6 million and $286.9 million, respectively; total loans of $112.8 million, $153.2 million, $214.5 million and $224.6 million, respectively; total deposits of $148.5 million, $182.5 million, $231.6 million and $247.3 million, respectively; and stockholders' equity of $15.1 million, $16.3 million, $18.6 million and $19.1 million, respectively.

                       ANALYSIS OF RESULTS OF OPERATIONS

  The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits and other borrowings. Factors that determine the level of net interest income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, fee income from portfolio loans, the level of nonperforming loans and other non-earning assets and the amount of non-interest bearing liabilities supporting earning assets. The Company also generates non-interest income, including transactional fees, real estate appraisal fees, trust fees, fees from origination of residential mortgage loans for resale and commissions from the sale of credit related insurance products. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy and equipment expenses, and other operating expenses. The Company's results of operations are significantly affected by its provision for loan losses. Results of operations may also be significantly affected by many other factors including general economic and competitive conditions, mergers and acquisitions of other financial institutions within the market area, changes in market interest rates, government policies, and actions of regulatory agencies.

NET INTEREST INCOME

  Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent basis. The adjustment to convert certain income to a fully taxable equivalent basis consists of dividing tax exempt income by one minus the federal income tax rate (34%).

 Three months ended March 31, 1997 compared to three months ended March 31, 1996.

  Net interest income increased 14.3% to $3.1 million for the three months ended March 31, 1997 from $2.8 million for the three months ended March 31, 1996. This increase primarily resulted from a 28.1% increase in average earning assets to $261.3 million for the 1997 period from $203.9 million for the 1996 period. The increase in average earning assets resulted from continued growth in the Company's loan portfolio, both at existing and new branches. This increase was somewhat offset by a 59 basis point reduction in the net interest margin to 4.88% in the 1997 period from 5.47% in the 1996 period, a substantial portion of which decrease resulted from lower average balances during the 1997 period of a relatively high-yielding portfolio of loans acquired from the Resolution Trust Corporation ("RTC") in late 1995.

 1996 compared to 1995.

  Net interest income increased 40.6% to $12.0 million in 1996 from $8.5 million in 1995. This increase primarily resulted from a 29.9% increase in average earning assets to $223.9 million in 1996 from $172.3 million in 1995 and a 41 basis point improvement in the net interest margin to 5.36% in 1996 from 4.95% in 1995. The increase in average earning assets resulted from expansion of the Company's loan portfolio due to continued growth of existing branches, opening of new branches and the purchase of a discounted loan portfolio from the RTC in late 1995. The increase in the net interest margin resulted primarily from a 60 basis point increase in the yield on average earning assets (a substantial portion of which was attributable to the higher yielding RTC loan portfolio) which more than offset a 14 basis point increase in the cost of average interest bearing liabilities.

 1995 compared to 1994.

  Net interest income increased 4.1% to $8.5 million in 1995 from $8.2 million in 1994. This increase primarily resulted from a 10.3% increase in average earning assets to $172.3 million in 1995 from $156.3 million in 1994 which more than offset a 29 basis point decline in the net interest margin to 4.95% in 1995 from 5.24% in 1994. The increase in average earning assets resulted from the Company's decision in 1994 to implement its de novo branching strategy.

                        ANALYSIS OF NET INTEREST INCOME
                       (FTE = FULLY TAXABLE EQUIVALENT)

                                                          THREE MONTHS ENDED
                             YEARS ENDED DECEMBER 31,          MARCH 31,
                            ----------------------------  --------------------
                              1994      1995      1996      1996       1997
                            --------  --------  --------  ---------  ---------
                                        (DOLLARS IN THOUSANDS)
Interest income...........  $ 12,645  $ 15,703  $ 21,836  $   4,981  $   6,016
FTE adjustment............       198       218       187         53         28
                            --------  --------  --------  ---------  ---------
Interest income--FTE......    12,843    15,921    22,023      5,034      6,044
Interest expense..........     4,651     7,391    10,031      2,283      2,900
                            --------  --------  --------  ---------  ---------
Net interest income--FTE..  $  8,192  $  8,530  $ 11,992  $   2,751  $   3,144
                            ========  ========  ========  =========  =========
Yield on interest earning
 assets--FTE..............      8.22%     9.24%     9.84%     10.01%      9.38%
Cost of interest bearing
 liabilities..............      3.44      4.88      5.02       5.07       5.01
Net interest spread--FTE..      4.78      4.36      4.82       4.94       4.37
Net interest margin--FTE..      5.24      4.95      5.36       5.47       4.88

            CHANGES IN FULLY TAXABLE EQUIVALENT NET INTEREST INCOME

                                                       1995     1996    3/31/97
                                                      CHANGE   CHANGE   CHANGE
                                                       FROM     FROM     FROM
                                                       1994     1995    3/31/96
                                                      -------  -------  -------
                                                      (DOLLARS IN THOUSANDS)
Increase due to change in earning assets............  $ 1,657  $ 5,427  $1,403
Increase (decrease) due to change in earning asset
 yields.............................................    1,421      675    (393)
(Decrease) increase due to change in interest rates
 paid
 on interest bearing liabilities....................   (1,494)      72      16
(Decrease) due to change in interest bearing liabil-
 ities..............................................   (1,246)  (2,712)   (633)
                                                      -------  -------  ------
Increase in net interest income.....................  $   338  $ 3,462  $  393
                                                      =======  =======  ======

  The following table sets forth certain information relating to the elements of the Company's net interest income for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for bank assets and liabilities as well as the averages for holding company borrowings. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include fees which are considered adjustments to yields.

         AVERAGE CONSOLIDATED BALANCE SHEETS AND NET INTEREST ANALYSIS


                                              YEARS ENDED DECEMBER 31,
                    ----------------------------------------------------------------------------
                              1994                     1995                       1996
                    ------------------------ ------------------------  -------------------------
                    AVERAGE   INCOME  YIELD/ AVERAGE   INCOME  YIELD/  AVERAGE    INCOME  YIELD/
                    BALANCE   EXPENSE  RATE  BALANCE   EXPENSE  RATE   BALANCE   EXPENSE   RATE
                    --------  ------- ------ --------  ------- ------  --------  -------- ------
    ASSETS
Earning assets:
 Interest earn-
 ing deposits...    $  1,999  $    70  3.50% $  1,524  $   85   5.58%  $  3,077  $    169  5.49%
 Federal funds
 sold...........       1,514       58  3.83     1,832     109   5.95      2,720       145  5.33
 Investment se-
 curities:
 Taxable..... ..      35,541    1,771  4.98    34,771   2,079   5.98     32,526     2,069  6.36
 Tax-exempt.. ..       6,219      583  9.38     5,654     642  11.35      5,215       551 10.57
 Loans (net of
 unearned in-
 come)..........     111,003   10,361  9.33   128,530  13,006  10.12    180,334    19,089 10.59
                    --------  -------        --------  ------          --------  --------
 Total earnings
 assets...... ..     156,276   12,843  8.22   172,311  15,921   9.24    223,872    22,023  9.84
 Non-earning as-
 sets...........      11,057                   12,849                    16,336
                    --------                 --------                  --------
 Total assets ..    $167,333                 $185,160                  $240,208
                    ========                 ========                  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 Interest bearing
 liabilities:
  Deposits:
  Interest bear-
  ing transac-
  tion and sav-
  ings accts.....   $ 49,679  $ 1,097  2.21% $ 40,537  $  913   2.25%  $ 48,989  $  1,311  2.68%
  Time deposits
  of $100,000 or
  more...........     19,542      787  4.03    24,307   1,436   5.91     34,689     1,975  5.69
  Other time de-
  posits.........     63,454    2,629  4.14    85,936   5,008   5.83    102,076     5,719  5.60
                    --------  -------        --------  ------          --------  --------
   Total inter-
   est bearing
   deposits......    132,675    4,513  3.40   150,780   7,357   4.88    185,754     9,005  4.85
  Federal funds
  and FHLB
  borrowings.....      1,756       81  4.61       419      24   5.73      9,564       558  5.83
  Holding company
  debt*..........        762       57  7.49       104      10   9.62      4,315       468 10.85
                    --------  -------        --------  ------          --------  --------
  Total interest
  bearing lia-
  bilities.......    135,193    4,651  3.44   151,303   7,391   4.88    199,633    10,031  5.02
 Non-interest li-
 abilities:
  Non-interest
  bearing depos-
  its............     16,279                   16,492                    20,129
  Other non-in-
  terest liabili-
  ties...........      1,574                    1,973                     3,302
                    --------                 --------                  --------
  Total liabili-
  ties...........    153,046                  169,768                   223,064
  Stockholders'
  equity.........     14,287                   15,392                    17,144
                    --------                 --------                  --------
  Total liabili-
  ties and
  stockholders'
  equity.........   $167,333                 $185,160                  $240,208
                    ========                 ========                  ========
  Interest rate
  spread.........                      4.78%                    4.36%                      4.82%
                              -------                  ------                    --------
  Net interest
  income.........             $ 8,192                  $8,530                    $ 11,992
  Net interest
  margin.........                      5.24%                    4.95%                      5.36%
  Ratio of
  interest
  earning assets
  to interest
  bearing
  liabilities....    115.60%                  113.88%                   112.14%


                                    THREE MONTHS ENDED MARCH 31,
                         --------------------------------------------------
                                   1996                      1997
                         ------------------------  ------------------------
                         AVERAGE   INCOME  YIELD/  AVERAGE   INCOME  YIELD/
                         BALANCE   EXPENSE  RATE   BALANCE   EXPENSE  RATE
                         --------  ------- ------  --------  ------- ------
    ASSETS
Earning assets:
 Interest earn-
 ing deposits...         $  3,851  $   57   6.00%  $  1,559  $   20   5.20%
 Federal funds
 sold...........            3,226      43   5.41      1,693      22   5.27
 Investment se-
 curities:
 Taxable..... ..           32,271     480   6.03     36,907     612   6.73
 Tax-exempt.. ..            6,130     156  10.32      3,230      83  10.42
 Loans (net of
 unearned in-
 come)..........          158,425   4,298  11.00    217,905   5,307   9.88
                         --------  ------          --------  ------
 Total earnings
 assets...... ..          203,903   5,034  10.01    261,294   6,044   9.38
 Non-earning as-
 sets...........           14,854                    17,175
                         --------                  --------
 Total assets ..         $218,757                  $278,469
                         ========                  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
 Interest bearing
 liabilities:
  Deposits:
  Interest bear-
  ing transac-
  tion and sav-
  ings accts.....        $ 43,283  $  253   2.37%  $ 57,867  $  420   2.94%
  Time deposits
  of $100,000 or
  more...........          31,016     453   5.92     43,812     604   5.59
  Other time de-
  posits.........          96,593   1,378   5.79    115,165   1,571   5.53
                         --------  ------          --------  ------
   Total inter-
   est bearing
   deposits......         170,892   2,084   4.95    216,844   2,595   4.85
  Federal funds
  and FHLB
  borrowings.....           7,956     114   5.81     12,348     183   6.01
  Holding company
  debt*..........           3,920      85   8.79      5,396     122   9.17
                         --------  ------          --------  ------
  Total interest
  bearing lia-
  bilities.......         182,768   2,283   5.07    234,588   2,900   5.01
 Non-interest li-
 abilities:
  Non-interest
  bearing depos-
  its............          17,651                    22,052
  Other non-in-
  terest liabili-
  ties...........           2,106                     3,017
                         --------                  --------
  Total liabili-
  ties...........         202,525                   259,657
  Stockholders'
  equity.........          16,232                    18,812
                         --------                  --------
  Total liabili-
  ties and
  stockholders'
  equity.........        $218,757                  $278,469
                         ========                  ========
  Interest rate
  spread.........                           4.94%                     4.37%
                                   ------                    ------  -----
  Net interest
  income.........                  $2,751                    $3,144
  Net interest
  margin.........                           5.47%                     4.88%
  Ratio of
  interest
  earning assets
  to interest
  bearing
  liabilities....         111.56%                   111.38%

----
* The interest expense of holding company debt includes interest accrued for the years 1992-1995 on a tax dispute. Such interest accrual was $93,000 and was recorded during the year ended 1996. Additionally, $8,000 of interest on this assessment was accrued for the three months ended March 31, 1997. Excluding the effects of the accruals, the rates on holding company debt and total interest bearing liabilities would have been 8.69% and 4.98%, respectively, for the year ended December 31, 1996 and 8.57% and 5.00%, respectively, for the three months ended March 31, 1997. See "--Income Taxes" and Note 10 to the Company's Consolidated Financial Statements appearing elsewhere in this Prospectus.

  The following table reflects the extent to which changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes attributable to changes in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

                             VOLUME/RATE ANALYSIS

                                                                         MARCH 31, 1997 OVER
                            1995 OVER 1994          1996 OVER 1995          MARCH 31, 1996
                         ----------------------  ----------------------  ----------------------
                                 YIELD/                  YIELD/                  YIELD/
                         VOLUME   RATE   TOTAL   VOLUME   RATE   TOTAL   VOLUME   RATE   TOTAL
                         ------  ------  ------  ------  ------  ------  ------  ------  ------
                                             (DOLLARS IN THOUSANDS)
Increase (decrease) in:
 Interest income:
 Interest earning
  deposits.............. $  (26) $   41  $   15  $   85  $  (1)  $   84  $  (29) $  (8)  $  (37)
 Federal funds sold.....     19      32      51      47    (11)      36     (20)    (1)     (21)
 Investment securities:
  Taxable...............    (46)    354     308    (143)   133      (10)     77     55      132
  Tax-exempt............    (64)    123      59     (46)   (45)     (91)    (74)     1      (73)
 Loans (net of unearned
  income)...............  1,774     871   2,645   5,484    599    6,083   1,449   (440)   1,009
                         ------  ------  ------  ------  -----   ------  ------  -----   ------
   Total interest
    earnings assets.....  1,657   1,421   3,078   5,427    675    6,102   1,403   (393)   1,010
                         ------  ------  ------  ------  -----   ------  ------  -----   ------
Interest expense:
 Interest bearing
  transaction deposits
  and savings accts.....   (206)     22    (184)    226    172      398     106     61      167
 Time deposits of
  $100,000 or more......    282     367     649     591    (52)     539     176    (25)     151
 Other time deposits....  1,310   1,069   2,379     904   (193)     711     253    (60)     193
 Federal funds and FHLB
  borrowings............    (77)     20     (57)    534    --       534      65      4       69
 Holding company debt...    (63)     16     (47)    457      1      458      33      4       37
                         ------  ------  ------  ------  -----   ------  ------  -----   ------
   Total interest
    bearing
    liabilities.........  1,246   1,494   2,740   2,712    (72)   2,640     633    (16)     617
                         ------  ------  ------  ------  -----   ------  ------  -----   ------
Increase (decrease) in
 net interest income.... $  411  $  (73) $  338  $2,715  $ 747   $3,462  $  770  $(377)  $  393
                         ======  ======  ======  ======  =====   ======  ======  =====   ======

  Provision for Loan Losses. The loan loss provision reflects management's ongoing assessment of the loan portfolio and is evaluated in light of risk factors assessed by management as well as a desire of management to maintain a level of growth in the allowance for loan losses consistent with the growth in the overall loan portfolio. Among the factors considered by management in making this assessment include the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and economic and business conditions that may affect borrowers' ability to pay.

  The provision for loan losses was $221,000 for the three months ended March 31, 1996 compared to $259,000 for the same period in 1997. For the years ended December 31, 1994, 1995 and 1996 the provision for loan losses was $339,000, $360,000 and $1.5 million, respectively. The $1.1 million increase in 1996 relates primarily to growth in the Company's loan portfolio. Average loan balances grew 15.8% in 1995 and 40.3% in 1996.

NON-INTEREST INCOME

  Non-interest income can generally be broken down into four main sources: fee income, which includes service charges on deposits; trust fees; income on the sale of loans or other assets; and gain (or loss) on the sale of securities. Non-interest income increased 111.2% to $756,000 for the three months ended March 31, 1997 from $358,000 for the three months ended March 31, 1996. For the years ended December 31, 1994, 1995 and 1996 non-interest income was $2.7 million, $1.2 million and $1.9 million, respectively.

  The table below shows non-interest income for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997.

                              NON-INTEREST INCOME

                                                                 THREE MONTHS
                                                                     ENDED
                                     YEARS ENDED DECEMBER 31,      MARCH 31,
                                    ---------------------------  -------------
                                      1994     1995      1996     1996   1997
                                    -------- --------  --------  ------ ------
                                             (DOLLARS IN THOUSANDS)
Service charges on deposit
 accounts.......................... $    492 $    514  $    806  $  143 $  211
Other service charges and fees.....      115      361       537     116    190
Trust income.......................      146      231       214      47     59
Gain on sale of loans..............       44      --        274     --      68
Securities gains (losses)..........      --       (44)      (77)     21     10
Gain on sale of subsidiary.........    1,377      --        --      --     --
Gain on sale of previously
 foreclosed real estate............      360        4        14     --     137
Printed check sales................      --         9        90      19     26
Other income.......................      179       93         7      12     55
                                    -------- --------  --------  ------ ------
  Total non-interest income........ $  2,713 $  1,168  $  1,865  $  358 $  756
                                    ======== ========  ========  ====== ======

NON-INTEREST EXPENSE

  Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other expenses necessary for the operation of the Company. Non-interest expense increased 30.4% to $2.1 million for the three months ended March 31, 1997 from $1.6 million for the three months ended March 31, 1996. For the years ended December 31, 1994, 1995 and 1996 non-interest expense was $5.7 million, $6.0 million and $7.2 million, respectively. The dollar increases in non-interest expense are primarily attributable to increases in salaries and employee benefits resulting from increases in staffing associated with the Company's de novo branching strategy commenced in 1994. Management remains committed to controlling the level of non-interest expense through continued refinement of the branch level accounting and budgeting process implemented in 1995. See "Business--Overhead Objectives."

  The table below shows non-interest expense for the years ended December 31, 1994, 1995 and 1996 as well as for the three months ended March 31, 1996 and 1997.

                             NON-INTEREST EXPENSE

                                                                THREE MONTHS
                                     YEARS ENDED DECEMBER 31,  ENDED MARCH 31,
                                    -------------------------- ---------------
                                      1994     1995     1996    1996    1997
                                    -------- -------- -------- ------- -------
                                              (DOLLARS IN THOUSANDS)
Salaries and employee benefits..... $  2,873 $  3,374 $  4,263 $   932 $ 1,238
Net occupancy expense..............      235      319      457     108     133
Equipment expense..................      334      426      541     126     152
Other real estate and foreclosure
 expense...........................      402      142       49       9      31
Other operating expense:
  Professional services............       62       56       60      49      40
  Postage..........................      111      118      140      27      32
  Telephone........................       93      106      125      23      33
  Operating supplies...............      148      214      215      53      73
  Advertising and public
   relations.......................      139      101      123      17      45
  Other outside service fees.......       20       31       59      13       8
  Directors' fees..................       32       79       96      20      23
  Software amortization............       55       75       69      16      27
  Check printing charges...........       11       30      102      22      28
  FDIC & state assessment..........      379      373       47      24      25
  Amortization of goodwill.........       64       59       56      14      14
  Charitable contributions.........      264      126      126      13      19
  Guaranty fee.....................       --       --       91      76      76
  Miscellaneous....................      513      367      532      83     122
                                    -------- -------- -------- ------- -------
    Total non-interest expense..... $  5,735 $  5,996 $  7,151 $ 1,625 $ 2,119
                                    ======== ======== ======== ======= =======

INCOME TAXES

  The provision for income taxes was $429,000 for the three months ended March 31, 1996 compared to $537,000 for the same period in 1997. For the years ended December 31, 1994, 1995 and 1996, the provision for income taxes was $1.6 million, $845,000 and $2.0 million, respectively, and the effective income tax rates for these years was 33.6%, 27.0% and 39.9%, respectively.

  The Company was assessed $326,000 of additional state income taxes for the years 1992 through 1995 with respect to a dispute involving the taxation of intercompany dividends. This assessment, plus $93,000 of interest expense, net of federal tax effect, was fully expensed as of December 31, 1996 and significantly increased the Company's effective income tax rate for 1996. Additionally, $8,000 of interest on this assessment was accrued during the period ended March 31, 1997. The assessment is being contested by the Company.

                        ANALYSIS OF FINANCIAL CONDITION

LOAN PORTFOLIO

  At March 31, 1997, the Company's loan portfolio was $221.4 million, net of allowance for loan losses, compared to $162.6 million at March 31, 1996. As of March 31, 1997, the Company's loan portfolio consisted of approximately 63.6% real estate loans, 19.3% consumer loans, 12.9% commercial and industrial loans and 3.9% agricultural loans (non-real estate).

  The amount and type of loans outstanding at December 31, 1994, 1995 and 1996 and at March 31, 1997 are reflected in the following table.

                                LOAN PORTFOLIO

                                          DECEMBER 31,                 MARCH 31,
                          -------------------------------------------- ---------
                            1992     1993     1994     1995     1996     1997
                          -------- -------- -------- -------- -------- ---------
                                          (DOLLARS IN THOUSANDS)
Real Estate:
  Single family residen-
   tial.................  $ 38,010 $ 42,569 $ 41,494 $ 55,609 $ 78,124 $ 81,747
  Non-farm/non-residen-
   tial.................    32,415   27,326   22,978   36,603   35,258   36,953
  Agricultural..........     8,449    9,199    8,373    9,274   11,583   11,308
  Construction/land de-
   velopment............     1,637    1,672    4,668    3,471    8,808   10,211
  Multifamily residen-
   tial.................     6,072    4,369    3,806    4,388    3,743    2,580
                          -------- -------- -------- -------- -------- --------
    Total real estate...    86,583   85,135   81,319  109,345  137,516  142,799
Consumer................    17,031   17,278   17,583   25,372   39,868   43,284
Commercial and industri-
 al.....................     4,724    5,405    6,191   11,077   28,154   29,103
Agricultural (non-real
 estate)................     5,383    6,161    6,889    6,963    8,363    8,667
Other...................     1,287    1,053      824      441      561      788
                          -------- -------- -------- -------- -------- --------
    Total Loans.........  $115,008 $115,032 $112,806 $153,198 $214,462 $224,641
                          ======== ======== ======== ======== ======== ========

  The following table reflects at March 31, 1997 remaining maturities of loans by type and with fixed or floating interest rates.

                                LOAN MATURITIES

                                                       OVER 1
                                                        YEAR
                                              1 YEAR  THROUGH   OVER
                                             OR LESS  5 YEARS  5 YEARS  TOTAL
                                             -------- -------- ------- --------
                                                   (DOLLARS IN THOUSANDS)
Real estate................................. $ 52,763 $ 54,399 $35,637 $142,799
Consumer....................................   11,988   28,781   2,515   43,284
Commercial and industrial...................   17,839   10,085   1,179   29,103
Agricultural (non-real estate)..............    6,352    1,883     432    8,667
Other.......................................      780        8     --       788
                                             -------- -------- ------- --------
                                             $ 89,722 $ 95,156 $39,763 $224,641
                                             ======== ======== ======= ========
Fixed rate.................................. $ 86,587 $ 93,866 $11,817 $192,270
Floating rate...............................    3,135    1,290  27,946   32,371
                                             -------- -------- ------- --------
                                             $ 89,722 $ 95,156 $39,763 $224,641
                                             ======== ======== ======= ========

NONPERFORMING ASSETS

  Nonperforming assets consist of (i) nonaccrual loans, (ii) loans for which the terms have been restructured to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (iii) real estate or other assets that have been acquired in partial or full satisfaction of loan obligations or upon foreclosure. As of March 31, 1997, two loan relationships totaling $1.4 million accounted for 78% of the total $1.8 million nonaccrual loans. These large nonaccrual loans are primarily secured by real estate.

  The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. At the time a loan is placed on nonaccrual status, interest previously accrued but uncollected is reversed and charged against interest income. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

  The following table presents information concerning nonperforming assets, including nonaccrual and restructured loans and foreclosed assets held for sale.

                             NONPERFORMING ASSETS

                                          DECEMBER 31,                MARCH 31,
                                ------------------------------------  ---------
                                 1992    1993   1994   1995    1996     1997
                                ------  ------  ----  ------  ------  ---------
                                          (DOLLARS IN THOUSANDS)
Nonaccrual loans..............  $  261  $1,931  $571  $1,181  $2,057   $1,771
Accruing loans 90 days or more
 past due.....................     312      62    67     124     253       22
Restructured not included
 above........................     --      --    --      --      --       --
                                ------  ------  ----  ------  ------   ------
  Total nonperforming loans...     573   1,993   638   1,305   2,310    1,793
Foreclosed assets held for
 sale(/1/)....................   2,785     745   189      29      47      113
                                ------  ------  ----  ------  ------   ------
  Total nonperforming assets..  $3,358  $2,738  $827  $1,334  $2,357   $1,906
                                ======  ======  ====  ======  ======   ======
Nonperforming loans to total
 loans........................    0.50%   1.73% 0.57%   0.85%   1.08%    0.80%
Nonperforming assets to total
 assets.......................    1.91    1.51  0.50    0.63    0.87     0.66

--------
(1) Foreclosed assets held for sale are generally written down to appraised value at the time of transfer from the loan portfolio into repossessions or other real estate owned. The value of such assets is reviewed from time to time throughout the holding period, with the value being adjusted to the then market value, if lower, until disposition. Under Arkansas banking law, other real estate owned is required to be written off over a five year period ( 1/60th per month) unless approval of the Arkansas State Bank Department can be obtained to write such assets off over an extended period.

ALLOWANCE FOR LOAN LOSSES

  An analysis of the allowance for loan losses for the periods indicated is shown in the table below:

                                     DECEMBER 31,                 MARCH 31,
                          --------------------------------------  ---------
                           1992    1993    1994    1995    1996     1997
                          ------  ------  ------  ------  ------  ---------
                                     (DOLLARS IN THOUSANDS)
Balance of allowance for
 loan losses at begin-
 ning of period.........  $1,535  $2,011  $1,716  $1,649  $1,909   $3,019
                          ------  ------  ------  ------  ------   ------
Loans charged off:
 Real estate:
  Single family residen-
   tial.................      88      20      58      14      73        2
  Non-farm/non-residen-
   tial.................     281     537      34      51     --       --
  Agricultural..........     184     --      --      --      --       --
  Construction/land de-
   velopment............     --      --      --      --      --       --
  Multifamily residen-
   tial.................     --      --      --      --      --       --
                          ------  ------  ------  ------  ------   ------
    Total real estate...     553     557      92      65      73        2
                          ------  ------  ------  ------  ------   ------
 Consumer...............      86      15      31      44     216       48
 Commercial and indus-
  trial.................     125      46       3      47     128      --
 Agricultural (non-real
  estate)...............      10      60     --      --      --       --
                          ------  ------  ------  ------  ------   ------
    Total loans charged
     off................     774     678     126     156     417       50
                          ------  ------  ------  ------  ------   ------
Recoveries of loans pre-
 viously charged off:
 Real estate:
  Single family residen-
   tial.................       9       7     --      --        2      --
  Non-farm/non-residen-
   tial.................       4       2       7      33     --       --
  Agricultural..........       3       2     --      --      --       --
  Construction/land de-
   velopment............     --      --      --      --      --       --
  Multifamily residen-
   tial.................     --      --      --      --      --       --
                          ------  ------  ------  ------  ------   ------
    Total real estate...      16      11       7      33       2      --
                          ------  ------  ------  ------  ------   ------
 Consumer...............      13      23      12      23      35       12
 Commercial and indus-
  trial.................       2       9     --      --        4      --
 Agricultural (non-real
  estate)...............     --        2       2     --      --       --
                          ------  ------  ------  ------  ------   ------
    Total recoveries....      31      45      21      56      41       12
                          ------  ------  ------  ------  ------   ------
Net loans charged off...     743     633     105     100     376       38
Provision charged to op-
 erating expense........   1,219     338     339     360   1,486      259
Sale of subsidiary......     --      --     (301)    --      --       --
                          ------  ------  ------  ------  ------   ------
Balance, end of period..  $2,011  $1,716  $1,649  $1,909  $3,019   $3,240
                          ======  ======  ======  ======  ======   ======
Net charge-offs to aver-
 age loans outstanding
 during the periods in-
 dicated................    0.62%   0.52%   0.09%   0.08%   0.21%    0.07%(/1/)
Allowance for loan
 losses to total loans..    1.75    1.49    1.46    1.25    1.41     1.44
Allowance for loan
 losses to nonperforming
 loans..................  350.96   86.10  258.46  146.28  130.69   180.70

--------
(1) Annualized. Results for the three months ended March 31, 1997 may not be indicative of full year results.

  The amounts of additions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio, with consideration given to the nature and volume of such portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. It is management's practice to review the allowance on a quarterly basis to determine whether the amount of regular monthly provisions should be increased or decreased or whether additional provisions should be made to the allowance after considering the factors noted above. No specific allocation of the allowance is made among or within specific categories of loans, nor does the Company take into account any specific risk characteristics attributable to types of loans in determining such allowance.

  The Company maintains an internal grading system which assigns each loan (other than consumer loans) to one of seven risk categories, with each category being assigned a specific reserve allocation percentage and reflecting a varying level of risk based upon individual loan characteristics. Loan grades for individual loans are changed from time to time to reflect an ongoing assessment of loan risk. Reserves are calculated for consumer loans in various percentages based upon the loan status being classified as current, overdue from 30 to 89 days or overdue 90 or more days. Reserve allocations are also calculated for outstanding letters of credit, outstanding loan commitments and unfunded loan balances. The sum of these allocations is utilized by management as the primary indicator of the appropriate reserve level. The Company also maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off. At March 31, 1997 "substandard" loans not designated as nonaccrual or 90 days past due totaled $1.5 million. There were no loans designated as "doubtful" or "loss" at March 31, 1997.

  Administration of the subsidiary banks' lending function is the responsibility of the Chief Executive Officer and senior lenders at each profit center. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors of each bank and the loan committee of each bank. Loan authorities are granted to bank officers as follows:

                   TITLE                 SECURED AUTHORITY UNSECURED AUTHORITY
                   -----                 ----------------- -------------------
   Chairman/Chief Executive Officer.....     $500,000           $150,000
   President............................     $250,000           $ 75,000
   Executive Vice President/Senior Vice
    President...........................     $200,000           $ 50,000
   Loan Officer.........................     $100,000           $ 10,000

  Loans and aggregate loan relationships above $500,000 secured and $150,000 unsecured up to the lending limit of the banks can be authorized by the loan committees or the Boards of Directors. At monthly meetings, the Boards of Directors monitor loan delinquencies, the status of nonperforming assets, the level and adequacy of the allowance for loan losses and other related matters.

  The Company's compliance officer is responsible for serving the bank subsidiaries of the Company in the loan review and compliance areas. Periodic reviews of each profit center are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance officer prepares loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. This report is provided to an audit committee, which consists of three non-employee members of the Boards of Directors.

  Based on the above-noted procedures, management is of the opinion that the allowance at March 31, 1997 of $3.2 million is adequate. While management believes the current allowance is adequate, changing economic conditions and other conditions may require future additions to the allowance. Moreover, the allowance is subject to regulatory examination and determinations as to adequacy. Although not presently anticipated, adjustments to the allowance may result from regulatory examinations.

INVESTMENTS AND SECURITIES

  The Company's securities portfolio is the second largest component of earning assets, provides a significant source of revenue for the Company and acts as a source of funding should the Company experience unanticipated deposit withdrawals or loan demand. The table below presents the amortized cost and the fair value of investment securities for each of the dates indicated.

                             INVESTMENT SECURITIES

                                                   DECEMBER 31,                               MARCH 31,
                          -------------------------------------------------------------- --------------------
                                  1994                 1995                 1996                 1997
                          -------------------- -------------------- -------------------- --------------------
                          AMORTIZED    FAIR    AMORTIZED    FAIR    AMORTIZED    FAIR    AMORTIZED    FAIR
                            COST    VALUE/(1)/   COST    VALUE/(1)/   COST    VALUE/(1)/   COST    VALUE/(1)/
                          --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                         (DOLLARS IN THOUSANDS)
Securities of U.S.
 Government agencies....   $23,910   $22,524    $14,001   $13,831    $23,881   $23,896    $27,673   $27,458
Mortgage-backed
 securities.............    11,601    11,018     14,014    14,153     10,119    10,256      9,959    10,092
Obligations of states
 and political
 subdivisions...........     5,317     5,321      8,126     8,191      4,094     4,119      3,176     3,204
Other securities........       500       490        981       981      1,353     1,353      1,429     1,429
                           -------   -------    -------   -------    -------   -------    -------   -------
 Total..................   $41,328   $39,353    $37,122   $37,156    $39,447   $39,624    $42,237   $42,183
                           =======   =======    =======   =======    =======   =======    =======   =======

--------
(1)The fair value of the Company's financial instruments is determined pursuant to Statement of Financial Accounting Standards No. 107.

  The following table reflects the amortized cost, by contractual maturity, of the Company's investment securities at March 31, 1997 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis, assuming a 34% tax rate) of such securities. Expected maturities will differ from contractual maturities, because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                           MARCH 31, 1997
                          -------------------------------------------------
                          1 YEAR   OVER 1 YEAR  OVER 5 YEARS
                          OR LESS  THRU 5 YEARS THRU 10 YEARS OVER 10 YEARS  TOTAL       FAIR VALUE
                          -------  ------------ ------------- ------------- -------      ----------
                                                (DOLLARS IN THOUSANDS)
Securities of U.S.
 Government agencies....  $3,669     $11,035       $10,968       $ 2,001    $27,673       $27,458
Mortgage-backed
 securities.............     --          --            --          9,959      9,959/(1)/   10,092
Obligations of states
 and political
 subdivisions...........     220         839         1,145           972      3,176/(2)/    3,204
Other securities........     --          --            --          1,429      1,429         1,429
                          ------     -------       -------       -------    -------       -------
 Total..................  $3,889     $11,874       $12,113       $14,361    $42,237       $42,183
                          ======     =======       =======       =======    =======       =======
Percentage of total.....    9.21%      28.11%        28.68%         34.0%       100%
Weighted average
 yield/(3)/.............    6.27        6.90          7.42          6.79       6.95

--------
(1) At March 31, 1997 approximately $9.7 million of these securities earned interest at floating rates repricing monthly.
(2) At March 31, 1997 approximately $2.2 million of these securities earned interest at floating rates repricing semi-annually.
(3) The weighted average yields are based on book value and effective yields weighted for the scheduled maturity of each security.

DEPOSITS

  The Company's subsidiary banks' lending and investing activities are funded primarily by deposits, approximately 66.4% of which were time deposits and 33.6% of which were demand deposits at March 31, 1997. Interest bearing demand deposits consist of transaction, savings and money market accounts which comprised 10.1%, 3.4% and 10.5%, respectively, of total deposits at March 31, 1997. Non-interest bearing demand deposits at March 31, 1997 constituted approximately 9.6% of total deposits.

  The following table reflects the classification of the average deposits and the average rate paid on each deposit category for the periods indicated.

                      AVERAGE DEPOSIT BALANCES AND RATES

                                                                             THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                  MARCH 31,
                          -------------------------------------------------- ---------------------
                                1994             1995             1996              1997
                          ---------------- ---------------- ---------------- ---------------------
                                   AVERAGE          AVERAGE          AVERAGE             AVERAGE
                          AVERAGE   RATE   AVERAGE   RATE   AVERAGE   RATE    AVERAGE      RATE
                           AMOUNT   PAID    AMOUNT   PAID    AMOUNT   PAID    AMOUNT       PAID
                          -------- ------- -------- ------- -------- ------- ----------- ---------
                                                 (DOLLARS IN THOUSANDS)
Non-interest bearing
 accounts...............  $ 16,279   --    $ 16,492   --    $ 20,129   --    $    22,052      --
Interest bearing
 accounts:
Transaction (NOW).......    23,381  2.08%    19,911  2.16%    22,209  2.20%       24,762     2.26%
 Savings................     8,654  2.10      7,568  2.15      8,238  2.14         8,190     2.08
 Money market...........    17,644  2.43     13,058  2.46     18,542  3.49        24,915     3.91
 Time deposits less than
  $100,000..............    63,454  4.14     85,936  5.83    102,076  5.60       115,165     5.53
 Time deposits $100,000
  or more...............    19,542  4.03     24,307  5.91     34,689  5.69        43,812     5.59
                          --------         --------         --------         -----------
 Total deposits.........  $148,954         $167,272         $205,883         $   238,896
                          ========         ========         ========         ===========

  The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at March 31, 1997.

                                                    TIME CERTIFICATES OF DEPOSIT
                                                      ($100,000 OR MORE)(/1/)
                                                    ----------------------------
                                                       (DOLLARS IN THOUSANDS)
   Maturity
   --------
   3 months or less................................           $13,171
   3 to 6 months...................................            12,490
   6 to 12 months..................................            12,107
   Over 12 months..................................             6,524
                                                              -------
                                                              $44,292
                                                              =======

--------
(1) Other than certificates of deposit, the Company had no time deposits in excess of $100,000 as of March 31, 1997.

INTEREST RATE SENSITIVITY

  Management continuously reviews the Company's exposure to changes in interest rates. On a monthly basis the Boards of Directors of the subsidiary banks review each bank's interest rate risk position. Among the factors considered by management and the Board of Directors are changes in the mix of earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, management and the Board of Directors review on a monthly basis the bank's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for four different time periods--three months, six months, one year and two years. Additionally, management and the Boards of Directors review other alternative interest rate risk measures and models in assessing the Company's interest rate sensitivity.

  As shown in the table below, the cumulative rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, was 85.9% and 85.3%. A financial institution is considered to be liability sensitive, or as having a negative GAP, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive GAP, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP. Since conditions change on a daily basis, these theoretical conclusions may not be indicative of future results.

                     RATE SENSITIVE ASSETS AND LIABILITIES

                                                     MARCH 31, 1997
                          -----------------------------------------------------------------------
                            RATE       RATE                             CUMULATIVE    CUMULATIVE
                          SENSITIVE  SENSITIVE   PERIOD    CUMULATIVE      GAP TO     RSA/(1)/ TO
                           ASSETS   LIABILITIES    GAP        GAP      TOTAL RSA/(1)/ RSL/(2)/
                          --------- ----------- ---------  ----------  -------------- -----------
                                                 (DOLLARS IN THOUSANDS)
Floating rate...........  $ 16,235   $ 28,399   $ (12,164) $ (12,164)      (4.57)%       57.17%
Fixed rate repricing in:
  1 month...............    19,542     15,159       4,383     (7,781)      (2.92)        82.14
  2 month...............    17,108     15,971       1,137     (6,644)      (2.50)        88.84
  3 month...............    17,972     17,726         246     (6,398)      (2.40)        91.72
  4 month...............    10,825     11,849      (1,024)    (7,422)      (2.79)        91.67
  5 month...............     9,746     10,835      (1,089)    (8,511)      (3.20)        91.48
  6 month...............    11,859     20,253      (8,394)   (16,905)      (6.35)        85.94
  6 months--1 year......    47,145     56,157      (9,012)   (25,917)      (9.73)        85.30
  1--2 years............    34,911     31,601       3,310    (22,607)      (8.49)        89.13
  2--3 years............    25,602      6,308      19,294     (3,313)      (1.24)        98.45
  3--4 years............    21,141      8,235      12,906      9,593        3.60        104.31
  4--5 years............    11,121      7,023       4,098     13,691        5.14        105.97
  Over 5 years..........    23,059     11,782      11,277     24,968        9.38        110.35
                          --------   --------   ---------
    Total...............  $266,266   $241,298   $  24,968
                          ========   ========   =========

--------
(1) Rate Sensitive Assets
(2) Rate Sensitive Liabilities

IMPACT OF INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements and Notes thereto presented elsewhere in this Prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

LIQUIDITY AND CAPITAL RESOURCES

  Holding Company. At March 31, 1997 the Company had outstanding notes payable of $5.4 million. Effective May 16, 1997 the Company entered into a $10.0 million term loan and revolving credit facility with Union Planters National Bank, Memphis, Tennessee (the "Credit Facility"). The proceeds from the Credit Facility were used to repay outstanding notes payable and to fund capital investments in the Company's subsidiary banks. The term loan portion has a principal balance of $5.0 million, payable in equal annual installments of $500,000 commencing December 21, 1998 plus interest payable annually at 8.804% per annum commencing December 21, 1997. The term loan matures on December 21, 2007 and provides for prepayment penalties under certain circumstances.

  The Credit Facility also provides for a revolving line of credit of up to $5.0 million. Advances remaining unpaid for any consecutive period of 365 days are converted to term loans under the facility, with a corresponding reduction in availability, and are payable in equal annual installments of principal through December 21, 2007. Interest accrues on outstanding borrowings under the revolving line of credit (including any amounts converted to term loans thereunder) at a variable rate equal to average prime lending rate reported from time to time by the Wall Street Journal minus 0.25% and is payable quarterly commencing June 21, 1997. The revolving line of credit commitment is effective through December 21, 2007, subject to an annual compliance review by the lender. No standby or unused commitment fees are payable by the Company under the revolving line of credit.

  The Credit Facility requires the Company's bank subsidiaries to maintain (i) a return on average assets (commencing in 1997) for each calendar year equal to at least 1.0%, (ii) a ratio of primary capital to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end and (iii) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year. In addition, the Company may not incur indebtedness if its aggregate indebtedness would exceed 60.0% of the Company's tangible net worth or if borrowings under the Credit Facility would exceed 50.0% of the tangible book value of all subsidiary bank stock pledged to secure borrowings under the facility.

  Borrowings under the Credit Facility are secured by a pledge of 80% of the Company's stock in the subsidiary banks. As of May 16, 1997 there was $5.0 million borrowed under each of the term and revolving portions of the Credit Facility. Immediately following completion of this offering, it is anticipated that all outstanding borrowings under the revolving line of credit will be repaid in full. See "Use of Proceeds" and "Capitalization."

  The Company has leveraged its investment in its subsidiary banks and depends upon the dividends paid to it, as sole stockholder thereof, as a principal source of funds for debt service requirements. Federal and State banking regulations restrict the payment of dividends by the Company's subsidiary banks. Management expects this level of dividends to be more than adequate to meet the Company's capital needs including capital required to meet the debt service requirements imposed under the Credit Facility.

  Banking Subsidiaries. Liquidity represents an institution's ability to provide funds to satisfy demand from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally, the Company's banking subsidiaries rely on customer deposits and loan repayments as their primary source of funds. These funds are used to make loans, acquire investment securities and other assets and fund continuing operations.

  The Company has experienced significant growth in its loan portfolio which has resulted in a high loan to deposit ratio (90.9% at March 31, 1997). While scheduled loan repayments are a relatively stable source of funds, such loans generally are not readily convertible to cash. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include unsecured and secured FHLB advances, federal funds lines of credit from correspondent banks, and borrowings by the Company under its revolving credit facility, as described above.

  At March 31, 1997 the Company's bank subsidiaries had an aggregate of $36.0 million of unused blanket unsecured FHLB borrowing availability. Additionally, at March 31, 1997 the bank subsidiaries maintained pre-approved unsecured federal funds lines of credit in an amount of up to $6.1 million. Since March 31, 1997 the Company has arranged additional federal funds lines of credit of up to $9.0 million, for total federal funds availability of approximately $15.1 million.

  At March 31, 1997 the Company had net outstanding loan commitments (including unfunded balances on outstanding lines of credit and construction and other loans) of $18.7 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments.

  Management anticipates that the Company's bank subsidiaries will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings (including borrowings under the Company's Credit Facility) will be used to augment the Company's primary funding sources.

  Management believes it is important to maximize net interest income while maintaining prudent liquidity restraints. Internal corporate guidelines have been established to regularly monitor liquid assets as well as relevant ratios concerning earning asset levels and purchased or borrowed funds. Management of each bank is also required to monitor these same indicators and report regularly to their own senior management and the Board of Directors.

  Capital Compliance. At December 31, 1995 and 1996 total stockholders' equity was $16.3 million and $18.5 million, respectively, representing 7.67% and 6.85% of total assets. At March 31, 1997 total stockholders' equity was $19.1 million or 6.65% of total assets.

  Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks will be evaluated in terms of capital adequacy. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards required for all banks and bank holding companies is Tier 1 capital of at least 4% and total capital (Tier 1 and Tier 2) of at least 8% of risk weighted assets. Tier 1 capital includes common stockholders' equity and certain other qualifying items. Tier 2 capital is comprised of allowance for loan losses (up to but not exceeding 1.25% of risk weighted assets) plus certain qualifying preferred stock and debt instruments. Bank regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted total assets. See "Supervision and Regulation."

  The Company's risk-based capital ratios at December 31, 1995 and 1996 and March 31, 1997 are presented below, followed by the capital ratios of each of the Company's two bank subsidiaries, at such dates.

                        CONSOLIDATED RISK-BASED CAPITAL

                                                    DECEMBER 31,      MARCH 31,
                                                  ------------------  ---------
                                                    1995      1996      1997
                                                  --------  --------  ---------
                                                    (DOLLARS IN THOUSANDS)
Tier 1 capital:
  Stockholders' equity........................... $ 16,294  $ 18,547  $ 19,076
  Add (less) net unrealized losses (gains) on
   available for sale securities.................       (9)      (99)       41
  Less goodwill..................................   (1,451)   (1,394)   (1,380)
                                                  --------  --------  --------
   Total tier 1 capital..........................   14,834    17,054    17,737
                                                  --------  --------  --------
Tier 2 capital:
  Qualifying allowance for loan losses...........    1,892     2,529     2,667
                                                  --------  --------  --------
   Total risk-based capital...................... $ 16,726  $ 19,583  $ 20,404
                                                  ========  ========  ========
Risk-weighted assets............................. $151,361  $201,802  $213,904
                                                  ========  ========  ========
Ratios at end of year:
  Leverage/(1)/..................................     7.49%     6.42%     6.40%
  Tier 1 risk-based capital......................     9.80      8.45      8.29
  Total risk-based capital.......................    11.05      9.70      9.53
Minimum ratio guidelines:
  Leverage/(2)/..................................     3.00%     3.00%     3.00%
  Tier 1 risk-based capital......................     4.00      4.00      4.00
  Total risk-based capital.......................     8.00      8.00      8.00

                 CAPITAL ADEQUACY MEASURES BY SUBSIDIARY BANKS

                                                        MARCH 31, 1997
                                                    -------------------------
                                                     OZARK WCA     OZARK NWA
                                                    -----------   -----------
                                                    (DOLLARS IN THOUSANDS)
Stockholders' equity...............................  $    15,445   $    7,259
Leverage ratio/(3)/................................         8.27%        8.06%
Risk-based capital ratios:
  Tier 1...........................................        10.66        11.17
  Total capital....................................        11.91        12.42

--------
(1) Based upon quarterly average assets (excluding goodwill) of $199.5 million, $266.9 million and $272.0 million at December 31, 1995 and 1996 and March 31, 1997, respectively.
(2) Regulatory authorities require institutions to operate at varying levels (ranging from 100--200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.
(3) Based upon quarterly average assets of $186.8 million for Ozark WCA and $90.0 million for Ozark NWA.

                                   BUSINESS

GENERAL

  The Company is an Arkansas business corporation registered under the Bank Holding Company Act of 1956. The Company owns two state chartered subsidiary banks, Ozark WCA and Ozark NWA, that conduct banking operations through 11 branches and two loan production offices in ten communities throughout northern, western and central Arkansas. At March 31, 1997 the Company had total assets of $286.9 million, net loans of $221.4 million and total deposits of $247.3 million.

  The Company provides a wide range of retail and commercial banking services. Deposit services include non-interest bearing and interest bearing checking, savings, money market, CDs and individual retirement accounts. Loan services include various types of real estate loans, consumer loans, commercial and industrial loans, and agricultural loans. During 1996 the Company began a full service secondary market mortgage operation to originate and sell residential real estate mortgages. Other banking services offered include safety deposit boxes, real estate appraisals, credit related life and disability insurance, ATMs, telephone banking, credit cards and merchant credit card services. Through Ozark WCA, the Company provides a wide range of personal and corporate trust services.

  Since 1994 the Company has experienced significant growth in operations and maintained favorable returns on assets and stockholders' equity. Between December 31, 1994 and March 31, 1997 the Company's total assets increased from $165.0 million to $286.9 million, net loans increased from $111.2 million to $221.4 million, and total deposits increased from $148.5 million to $247.3 million. For the fiscal year ended December 31, 1996 the Company's return on average assets was 1.26% and its return on average stockholders' equity was 17.7%.

BUSINESS STRATEGY

  The Company's goal is to maximize long-term stockholder value through strong year-to-year growth in assets, loans, deposits and net income in a manner consistent with safe, sound and prudent banking practices. To achieve this goal, the Company's business strategy is to:

  . Expand loans and deposits through market share growth and de novo branching;

  . Provide customers with the breadth of products and financial services of a regional bank;

  . Employ, empower and motivate management to provide personalized customer service, consistent with the best traditions of community banking, while maximizing profits; and

  .  Maintain asset quality and control overhead expense.

GROWTH STRATEGY

  The Company's growth strategy, which combines market share expansion and de novo branching, has resulted in substantial asset growth. The Company seeks to
(i) branch in strategic locations, (ii) utilize product superiority and pricing to achieve loan and deposit growth, (iii) aggressively market the Company's products and services and (iv) capitalize on opportunities presented by banking industry consolidation.

  In 1994 the Company initiated an expansion strategy, via de novo branching, into target Arkansas markets. Since embarking on this strategy, the Company has opened six new branches and two loan production offices in northern, western and central Arkansas. The Company currently has two full service branch facilities under construction in Alma and Paris, Arkansas, both of which are anticipated to open during the third quarter of 1997.

  The Company plans to acquire the location for and seek regulatory approval to open a Fort Smith, Arkansas facility which will operate as a full service branch and the Company's western division headquarters. This facility is expected to open during 1998. The Company also plans to seek regulatory approval to build a headquarters facility on a newly acquired Little Rock, Arkansas site that will consolidate its existing Little Rock offices (the holding company office, commercial loan production office, and residential mortgage loan production office) into a single location. The Company anticipates applying for regulatory approval to convert this facility to a full service banking operation when statewide branching becomes permissible on January 1, 1999. Beyond these planned locations, the Company intends to pursue its growth strategy with the objective of developing a regional franchise throughout northern, western and central Arkansas.

  The following table reflects the growth in loans and deposits for the Company's profit centers as of December 31, 1995 and 1996 and March 31, 1997:

                                                 LOANS                     DEPOSITS
                          MONTHS IN   --------------------------- ---------------------------
                         OPERATION AS       AS OF         AS OF         AS OF         AS OF
                         OF MARCH 31,   DECEMBER 31,    MARCH 31,   DECEMBER 31,    MARCH 31,
                         ------------ ----------------- --------- ----------------- ---------
     PROFIT CENTER           1997       1995     1996     1997      1995     1996     1997
     -------------       ------------ -------- -------- --------- -------- -------- ---------
                                                (DOLLARS IN THOUSANDS)
Ozark...................       *      $ 72,874 $ 67,602 $ 66,972  $ 98,208 $110,857 $107,348
Jasper..................       *        14,564   16,465   16,703    29,426   30,530   32,579
Western Grove...........       *        25,908   25,499   27,111    14,867   12,644   14,038
Clarksville (#1 & #2)...      28        12,693   25,868   27,644    18,565   26,496   28,150
Marshall................      25         6,994   10,631   11,037    11,321   16,279   17,847
Little Rock commercial
 loan production
 office.................      20        12,915   31,545   32,435       --       --       --
Van Buren...............      18         7,250   16,381   18,073    10,076   17,830   20,873
Harrison................      14           --    14,766   17,629       --    17,012   20,135
Little Rock residential
 mortgage loan
 production office......       8           --     5,705    7,003       --       --       --
Telebank (Ozark)........       3           --       --       --        --       --     1,988
Mulberry................       2           --       --        34       --       --     4,305
                                      -------- -------- --------  -------- -------- --------
Total...................              $153,198 $214,462 $224,641  $182,463 $231,648 $247,263
                                                                  ======== ======== ========
Less allowance for loan
 losses.................                 1,909    3,019    3,240
                                      -------- -------- --------
Net loans...............              $151,289 $211,443 $221,401
                                      ======== ======== ========

--------
* Operations commenced in Ozark, Jasper and Western Grove in 1937, 1903 and 1976, respectively.

  The Company also intends to capitalize on the opportunities presented by the continued consolidation in the banking industry. Many financial institutions operating in the Company's market areas have become branches or subsidiaries of larger statewide, regional or national organizations. Management believes that many of these organizations have shifted decision making and certain services away from local offices while in many cases reducing local personnel. Such actions have created substantial opportunities for the Company to increase market share and develop valuable customer relationships. The Company has also been able to employ quality senior loan officers and other management personnel from these competitors.

BANKING PRODUCTS AND SERVICES

  The Company has expanded its traditional banking products and services in recent years. New offerings are designed to provide customers with a competitive or superior array of products and services in each of the markets it serves. The Company has recently introduced or is currently developing the following:

    Triple Option CD. In 1996 the Company introduced the "Triple Option CD" which provides customers with one-time options during the 13-month term to
  (i) increase the amount by up to 100% of the original balance, (ii) withdraw, without penalty, up to 50% of the original balance and (iii) increase the stated interest rate to match subsequent rate increases in this product.

    Money Market Gold Account. In 1996 the Company introduced a "Money Market Gold" account designed to provide yields competitive with short-term money market mutual funds.

    Other Special CD Products. From time to time the Company offers special CD products paying highly competitive rates with atypical maturities (e.g., 7 months, 10 months, 20 months). These special products are heavily marketed and generally used to establish initial market share in new markets or attract large numbers of new customers in existing markets.

    Free Checking. In 1996 the Company began offering totally free checking accounts. These accounts feature no minimum balance requirements, no monthly service charges, unlimited check writing privileges and free check safekeeping.

    Cash Management Services. The Company is developing and plans to offer within 12 months a number of new cash management products including a cash consolidation product that will permit commercial customers to electronically transfer funds, via the ACH network, from other depository banks to their deposit accounts with the Company. Other products under development include account analysis, sweep services and repurchase agreements.

    ATM Network. The Company has installed networked ATMs at eight locations and plans to include ATMs at future full service branches.

    Telephone Banking Services. In 1997 the Company introduced a telephonic voice response system which allows deposit customers to access information regarding their individual accounts. The Company also introduced a "Telebank" service whereby customers may open deposit accounts, effect fund transfers to or from such accounts and obtain current rate and other information on the Company's products and services.

    Debit Cards. Within 12 months, the Company plans to introduce "debit" cards whereby the amount of the transaction is deducted from the cardholder's checking account.

    Secondary Market Mortgage Loans. In 1996 the Company expanded its residential mortgage product line by offering long-term fixed and variable rate loans to be resold on a servicing released basis in the secondary market. The Company originates such loans at its Little Rock residential mortgage loan production office and its Van Buren, Clarksville and Harrison offices. For the three months ended March 31, 1997 the Company originated $4.0 million of residential mortgage loans which have been sold in the secondary market.

    Home Equity Lines of Credit. Within 12 months, the Company plans to offer lines of credit to qualified customers secured by residential real estate.

  The Company plans to continue to develop loan and deposit products to meet changing customer needs and expectations.

MANAGEMENT STRUCTURE AND INCENTIVES

  The Company believes that an empowered management team, motivated to provide high quality, personalized customer service while maximizing profits, is a critical element of its business strategy. The Company implements this element of its strategy by (i) employing experienced, customer-oriented personnel,

(ii) using a decentralized and streamlined management structure, (iii) organizing its operations into separately accountable profit centers and (iv) providing incentive compensation designed to reward positive financial performance.

  The Company strives to create the personal and comfortable atmosphere of a small hometown bank. A decentralized management structure allows managers to make credit and other banking decisions efficiently while providing a higher degree of service and increased flexibility to local customers. The Company's profit center managers and their staff are encouraged to pursue quality customer service and active community involvement and to develop extensive market knowledge, new business and customer relationships. The Company believes that its ability to identify, hire, direct and motivate managers is one of its distinguishing attributes.

  The Company is divided into 11 separate profit centers for operation, accounting, budgetary and bonus incentive purposes. Accountability and control of each profit center is maintained through (i) direct senior management oversight of profit center managers and their operating results, (ii) review of asset quality and regulatory compliance by the Company's internal loan review and compliance officer, and (iii) review of operations by the Company's internal audit officer.

  In 1996 the Company implemented an incentive cash bonus plan which pays benefits to all employees based upon growth and profitability. The plan measures actual performance against budgeted performance at each profit center. The plan assigns customized performance criteria to each profit center, with a common criterion being increased profitability. Management believes this plan has been successful in focusing individuals on the key performance areas of their respective profit centers. In 1996 the Company paid $223,000 to employees under this plan.

  Furthermore, the Company provides employees with additional incentive compensation through participation in an employee stock ownership plan. Following completion of this offering, the Company plans to provide additional equity based compensation in the form of discretionary stock options to further align the interests of management and stockholders. See "Management-- Employee Stock Ownership Plan," "--Director Compensation" and "--Stock Option Plan."

ASSET QUALITY

  The successful implementation of the Company's business strategy requires an emphasis on maintaining asset quality. The Board of Directors and senior management regularly monitor asset quality. In addition, the Company employs profit center managers and other loan personnel based in substantial part upon their ability to properly underwrite, originate and service loans. The Company's procedures to maintain favorable asset quality include (i) regular past due meetings among loan and collection personnel to continuously assess the status of problem or nonperforming loans, (ii) rapid resolution of nonaccrual loans with minimal tolerance for loans remaining in nonaccrual status for extended periods and (iii) prompt and orderly liquidation of other real estate received upon foreclosure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Nonperforming Assets" and "--Allowance for Loan Losses."

OVERHEAD OBJECTIVES

  The Company has reduced its overhead ratio (calculated by dividing non-interest expense by average assets), with the objective of becoming a low cost provider of banking services. Over the past several years, the Company has achieved substantial improvements in its overhead ratio as follows:

                                                                  THREE MONTHS
                                   YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                                   ----------------------------  ---------------
                                   1992  1993  1994  1995  1996       1997
                                   ----  ----  ----  ----  ----       ----
   Overhead ratio................. 3.98% 3.61% 3.49% 3.23% 2.99%      3.04%

  Although there can be no assurance that this trend will continue, management believes the Company may be able to achieve additional deposit and loan growth at certain existing offices, with minimal additions to personnel or other operating costs, and spread corporate overhead costs over a larger asset base through the Company's de novo branching strategy.

LENDING ACTIVITIES

  The Company's primary source of income is interest earned from its loan portfolio and, to a lesser extent, earnings on its investment portfolio. In underwriting loans, primary emphasis is placed on the borrower's financial condition, including its ability to generate cash flow to support its debt obligations and other cash expenses. Additionally, substantial consideration is given to collateral value and marketability, as well as, the borrower's character, reputation and other relevant factors. The Company's portfolio includes most types of real estate loans, consumer loans, commercial and industrial loans agricultural loans and other types of loans. The vast majority of the properties collateralizing the Company's mortgage loans are located within the trade areas of the Company's main offices, branches and loan production offices.

  The following table summarizes the loan portfolio of the Company by loan category, amount and percentage of total loans at December 31, 1994, 1995 and 1996 and March 31, 1997:

                                         DECEMBER 31,                      MARCH 31,
                         ----------------------------------------------  --------------
                              1994            1995            1996            1997
                         --------------  --------------  --------------  --------------
                                  % OF            % OF            % OF            % OF
                                  TOTAL           TOTAL           TOTAL           TOTAL
                          AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS   AMOUNT  LOANS
                         -------- -----  -------- -----  -------- -----  -------- -----
                                           (DOLLARS IN THOUSANDS)
Real estate:
 Single family
  residential........... $ 41,494  36.8% $ 55,609  36.3% $ 78,124  36.4% $ 81,747  36.4%
 Non-farm/non-
  residential...........   22,978  20.4    36,603  23.9    35,258  16.4    36,953  16.5
 Agricultural...........    8,373   7.4     9,274   6.0    11,583   5.4    11,308   5.0
 Construction/land
  development ..........    4,668   4.1     3,471   2.3     8,808   4.1    10,211   4.6
 Multifamily
  residential...........    3,806   3.4     4,388   2.9     3,743   1.8     2,580   1.1
                         -------- -----  -------- -----  -------- -----  -------- -----
  Total real estate.....   81,319  72.1   109,345  71.4   137,516  64.1   142,799  63.6
Consumer................   17,583  15.6    25,372  16.6    39,868  18.6    43,284  19.3
Commercial and
 industrial.............    6,191   5.5    11,077   7.2    28,154  13.1    29,103  12.9
Agricultural (non-real
 estate)................    6,889   6.1     6,963   4.5     8,363   3.9     8,667   3.9
Other...................      824   0.7       441   0.3       561   0.3       788   0.3
                         -------- -----  -------- -----  -------- -----  -------- -----
  Total loans........... $112,806 100.0% $153,198 100.0% $214,462 100.0% $224,641 100.0%
                         ======== =====  ======== =====  ======== =====  ======== =====

  Real Estate Loans. The Company's portfolio of real estate loans includes loans secured by single family residential, non-farm non-residential, agricultural, construction and land development, and multifamily (five or more) properties. Single family residential loans include permanent loans secured by first liens on one to four family residential properties. Such loans comprise the majority of the Company's real estate loans. Non-farm non-residential loans include those secured by real estate mortgages on hotels, motels, churches, medical facilities, nursing homes, shopping centers, office buildings, restaurants, and other business and industrial properties. Agricultural real estate loans include loans secured by farmland and improvements thereon including loans secured by farmland and guaranteed by the Farm Service Agency (formerly Farmers Home Administration) or the Small Business Administration. Real estate construction and land development loans include loans with original maturities of sixty months or less to finance land development or construction of industrial, commercial, residential or farm buildings or additions or alterations to existing structures.

  The Company offers a variety of real estate loan products that are generally amortized over five to thirty years, payable in monthly or other periodic installments of principal and interest, and due and payable in full (unless renewed) at a balloon maturity generally within one to five years. Certain loans not subject to Arkansas' usury law, typically first mortgage residential loans, may be structured as term loans with adjustable interest rates

(adjustable daily, every six months, annually, or at other regular adjustment intervals usually not to exceed every five years) and without balloon maturities.

  Single family residential loans are underwritten primarily based on the borrower's ability to repay, including prior credit history, and the value of the collateral. Other real estate loans are underwritten based on the ability of the property, in the case of income producing property, or the borrower's business to generate sufficient cash flow to amortize the debt. Secondary emphasis is placed upon collateral value and other factors. Loans collateralized by real estate have generally been originated with loan to appraised value ratios of not more than 89% for owner-occupied single family residential, 85% for other single family residential and other improved property, 80% for construction loans secured by commercial, multifamily and other non-residential properties, 75% for land development loans, and 65% for raw land loans.

  The Company typically requires mortgage title insurance in the amount of the loan and hazard insurance on all improvements. Documentation requirements vary depending on loan size, type, complexity and other factors.

  Consumer Loans. The Company's portfolio of consumer loans generally includes loans to individuals for household, family and other personal expenditures (other than those secured by real estate). Proceeds from such loans are used to, among other things, fund the purchase of automobiles, household appliances, furniture, trailers, boats and mobile homes, and for credit extended pursuant to credit card and other similar plans. Consumer loans made by the Company are generally collateralized with terms typically ranging up to 72 months, depending upon the nature of the collateral and size of the loan.

  Consumer loans are attractive to the Company because they generally have a short term with interest rates at or near the maximum lawful rate in Arkansas. Such loans, however, do pose additional risks of collectibility and loss when compared to certain other types of loans. The borrower's ability to repay is of primary importance in the underwriting of consumer loans.

  Commercial and Industrial Loans. The Company's commercial and industrial loan portfolio consists of loans for commercial, industrial and professional purposes including loans to fund working capital requirements (such as inventory, floor plan and receivables financings), purchases of machinery and equipment, and other purposes. The Company offers a variety of commercial and industrial loan arrangements, including term loans, balloon loans, and lines of credit with the purpose of, and collateral supporting, a particular loan determining its structure. These loans are offered to businesses and professionals for short and medium terms on both a collateralized and uncollateralized basis. As a general practice, the Company obtains as collateral a lien on furniture, fixtures, equipment, inventory, receivables or other assets.

  Commercial and industrial loans typically are underwritten on the basis of the borrower's ability to make repayment from the cash flow of its business and generally are collateralized by business assets. As a result, such loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

  Agricultural (Non-Real Estate) Loans. The Company's portfolio of agricultural (non-real estate) loans includes loans for financing agricultural production, including loans to businesses or individuals engaged in the production of timber, poultry, livestock and crops. The Company's agricultural (non-real estate) loans are generally secured by farm machinery, livestock, crops, vehicles or other agri-related collateral.

DEPOSITS

  The Company offers an array of deposit products consisting of non-interest bearing checking accounts, low cost deposit products, including interest bearing transaction (such as checking) and savings accounts, and higher cost deposit products, including money market accounts and CDs. The following table summarizes the deposit products of the Company by category, amount and percentage of total deposits at December 31, 1994, 1995 and 1996 and March 31, 1997:

                                   DEPOSITS

                                              DECEMBER 31,                          MARCH 31,
                          ----------------------------------------------------- -----------------
                                1994              1995              1996              1997
                          ----------------- ----------------- ----------------- -----------------
                                     % OF              % OF              % OF              % OF
                                    TOTAL             TOTAL             TOTAL             TOTAL
                           AMOUNT  DEPOSITS  AMOUNT  DEPOSITS  AMOUNT  DEPOSITS  AMOUNT  DEPOSITS
                          -------- -------- -------- -------- -------- -------- -------- --------
                                                  (DOLLARS IN THOUSANDS)
Non-interest bearing
 accounts...............  $ 14,653    9.9%  $ 16,961    9.3%  $ 21,295    9.2%  $ 23,772    9.6%
Interest bearing ac-
 counts:
 Transaction (NOW)......    21,166   14.3     21,157   11.6     24,424   10.5     24,879   10.1
 Savings................     7,549    5.1      7,804    4.3      8,180    3.5      8,472    3.4
 Money market...........    13,071    8.8     13,041    7.1     24,325   10.5     25,844   10.5
Time deposits:
 Less than $100,000.....    71,903   48.4     94,558   51.8    111,379   48.1    120,004   48.5
 $100,000 or more.......    20,111   13.5     28,942   15.9     42,045   18.2     44,292   17.9
                          --------  -----   --------  -----   --------  -----   --------  -----
 Total deposits.........  $148,453  100.0%  $182,463  100.0%  $231,648  100.0%  $247,263  100.0%
                          ========  =====   ========  =====   ========  =====   ========  =====

  The Company acts as depository for a number of state and local governments and government agencies or instrumentalities. Such public fund deposits are often subject to competitive bid and in many cases must be secured by the Company's pledge of United States Government, government agency, or other securities. Total public fund deposits at March 31, 1997 aggregated approximately $24.1 million, or 9.7% of total deposits. On such date, the Company's subsidiaries had pledged $22.7 million of their investment securities to collateralize certain deposits, primarily public fund deposits, in excess of FDIC insurance amounts. As of March 31, 1997 the Company had $2.0 million of outstanding "brokered deposits," defined as deposits which, to the knowledge of management of the Company, have been placed with the banks by a person who acts as a broker in placing such deposits on behalf of others.

TRUST SERVICES

  Through Ozark WCA, the Company offers a wide range of personal and corporate trust services. As of December 31, 1995 and 1996 total trust assets under management by the Company were $13.3 million and $16.4 million, respectively.

COMPETITION

  The banking industry in the Company's market area is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, mortgage companies, brokerage and investment banking firms, asset-based non-bank lenders and many other financial and financial service institutions. Competition is based upon interest rates offered on deposit accounts, interest rates charged on loans, fees and service charges, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits.

  A substantial number of the commercial banks operating in the Company's market area are branches or subsidiaries of much larger organizations affiliated with statewide, regional or national banking companies, and as a result may have greater resources and lower costs of funds than the Company. Additionally, the Company may face increased competition from de novo community banks, including those with senior management who were previously with other local banks or those controlled by investor groups with strong local business and community ties. Management believes the Company will continue to be competitive because of its strong commitment to quality customer service, highly autonomous local branches, active community involvement, and products and pricing.

EMPLOYEES

  At March 31, 1997 the Company and its subsidiaries employed 138 full-time equivalent employees. None of the employees were represented by any union or similar group, and the Company has not experienced any labor disputes or strikes arising from any such organized labor groups. The Company believes its employee relations are good.

PROPERTIES

  The Company targets its customers by offering a broad range of banking services through a total of 11 branches and two loan production offices throughout northern, western and central Arkansas as follows:

                                                                 SQUARE
BANKING LOCATION/(1)/                           YEAR OPENED      FOOTAGE
---------------------                       -------------------  -------
Ozark (Main)............................... 1971 (expanded 1985) 22,234
Ozark (Westside)...........................        1993           2,520
Altus......................................        1972           1,500
Clarksville #1.............................        1994           2,520
Clarksville #2/(2)/........................        1995           3,300
Van Buren..................................        1995           2,520
Little Rock (corporate office and
 commercial loan production office)/(3)/...        1995           4,472
Little Rock (residential mortgage
 loan production office)/(3)/..............        1996           2,000
Mulberry...................................        1997           1,875
Jasper..................................... 1967 (expanded 1984)  4,408
Marshall/(2)/..............................        1995           2,520
Western Grove.............................. 1976 (expanded 1991)  2,610
Harrison/(2)/..............................        1996           3,300
Alma/(4)/..................................         --            4,100
Paris/(4)/.................................         --            3,100
Fort Smith/(5)/............................         --              --
Little Rock/(6)/...........................         --              --

--------
(1) Unless otherwise indicated, the Company owns, or will own upon the completion of construction, its banking locations.
(2) The Company owns the improvements and leases the land at these locations.
(3) The Company leases these offices.
(4) The buildings are under construction at these locations and are anticipated to open in the third quarter of 1997.
(5) The Company plans to purchase a building site for this location and request regulatory approval for opening a branch. This location is anticipated to open in 1998.
(6) The Company has purchased a building site for this location and intends to request regulatory approval to begin construction of a building on this site in the third quarter of 1997. This building will house the Company's corporate offices and residential and commercial loan production offices.

  The Company owns the buildings comprising all 11 of its branch offices and owns the land underlying eight of those branches. The Company leases the land relating to three of its branches, with initial lease terms expiring in 2001, 2007 and 2024, respectively. The Company has renewal options with respect to the leases expiring in 2001 and 2024 and purchase options on the leases expiring in 2001 and 2007.

  While management believes its existing banking locations are adequate for its present operations, the Company intends to establish additional branch offices in the future in accordance with the Company's growth strategy. See "--Growth Strategy."

LEGAL PROCEEDINGS

  The Company is not currently involved in any material legal proceedings. However, from time to time the Company is involved in routine legal proceedings arising in the ordinary course of business. Management does not believe that any such proceedings, either individually or in the aggregate, will result in material losses to the Company.

                          SUPERVISION AND REGULATION

  In addition to the generally applicable state and federal laws governing businesses and employers, bank holding companies and banks are extensively regulated under both federal and state law. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of the Bank Insurance Fund ("BIF") of the FDIC or the protection of consumers or classes of consumers, rather than the specific protection of the stockholders of the Company. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those particular statutory and regulatory provisions. Any change in applicable law or regulation may have an adverse effect on the results of operation and financial condition of the Company and its subsidiary banks.

FEDERAL REGULATIONS

  Bank Holding Company Act. The Company is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to supervision by the Board of Governors of the Federal Reserve System (the "FRB") thereunder. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and policies. Because the Company's subsidiary banks are insured depository institutions who are not member banks of the Federal Reserve System, they are subject to regulation and supervision by the FDIC and are not subject to direct supervision by the FRB.

  As a bank holding company, the Company's activities, as well as the activities of companies which are controlled by the Company or in which the Company owns 5% or more of the voting securities, are limited by the BHCA to banking, management and control of banks, and furnishing or performing services for its subsidiaries. Certain exemptions are available to subsidiaries engaged in servicing or liquidating activities or companies acquired by a bank holding company in satisfaction of debts previously contracted. Another principal exception allows the acquisition of interests in companies whose activities are found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Activities that have been found to be closely related to banking include making or servicing loans, underwriting credit life insurance, performing certain data processing services, acting as an investment or financial advisor, and providing discount securities brokerage services. Other approved activities include consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency services, credit bureau services, and personal property appraisals. In approving acquisitions by the Company of companies engaged in banking-related activities, the FRB considers a number of factors, including the expected benefits to the public, such as greater convenience, increased competition or gains in efficiency, which are weighed against the risks of possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

  Under federal law, the Company and its subsidiaries are prohibited from extending credit, selling or leasing property, and furnishing any service to any customer on the condition or requirement that the customer (i) obtain any additional property, service, or credit from the Company and its subsidiaries;
(ii) refrain from obtaining any property, service or credit from any competitor of the Company or its subsidiaries; or (iii) furnish any property, service or credit to the Company or its subsidiaries.

  Under the BHCA, a bank holding company must obtain FRB approval before it acquires direct or indirect ownership or control of more than 5% of the outstanding shares of any class of voting stock of any bank or bank holding company unless it already owns a majority of the outstanding shares of any class of voting securities of such bank or bank holding company. The FRB's approval must also be obtained before a bank holding company acquires all or substantially all of the assets of a bank or merges or consolidates with another bank holding company (although the FRB may not assert jurisdiction in certain bank mergers that are regulated under the Bank Merger Act). The Attorney General of the United States may, within 30 days after approval of an acquisition by the FRB, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts.

  The FRB may not approve any acquisition, merger, or consolidation that would result in a monopoly, would be in furtherance of any combination or conspiracy to monopolize, or would be an attempt to monopolize the business of banking in any part of the United States. Similarly, the FRB may not approve any acquisition, merger or consolidation whose effect may be to substantially lessen competition in any section of the country, or tend to create a monopoly, or that would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the proposal are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In considering any application for approval of an acquisition or merger, the FRB is also required to consider the financial and managerial resources of the companies and banks concerned, the convenience and needs of the communities to be served, and the applicant's record of compliance with the Community Reinvestment Act (the "CRA"). The CRA generally requires such financial institution to take affirmative action to ascertain and meet the credit needs of its entire community, including low and moderate income neighborhoods.

  Interstate Banking. On September 29, 1994, President Clinton signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") which amended the BHCA to permit bank holding companies to acquire existing banks in any state effective September 29, 1995. The Interstate Act preempts barriers that restricted entry into states--such as regional compacts and reciprocity agreements--thus creating opportunities for expansion into markets that were previously closed. Interstate banking and branching authority (discussed below) will be subject to certain conditions and restrictions, such as capital adequacy, management and CRA compliance.

  The Interstate Act also contained interstate branching provisions that allow multistate banking operations to merge into a single bank with interstate branches. The interstate branching provisions become effective on June 1, 1997, although states were allowed to pass laws to opt in early or to opt out completely as long as they acted prior to that date. Effective May 31, 1997, the Arkansas Interstate Banking and Branching Act of 1997 (the "Arkansas Interstate Act") authorizes banks to engage in interstate branching activities within the borders of the state of Arkansas.

  Banks acquired pursuant to this new branching authority may subsequently be converted to branches. Interstate branching allows banks to merge across state lines to form a single institution. Interstate merger transactions can be used to consolidate existing multistate operations or to acquire new branches. A bank will be able to establish a new branch as its initial entry into a state only if the state has authorized de novo branching. The Arkansas Interstate Act prohibits entry into the state through de novo branching.

  Deposit Insurance. The deposits of the subsidiary banks are insured by the FDIC primarily through the BIF, with a portion of the deposits of Ozark WCA being insured through the Savings Association Insurance Fund ("SAIF"), to the extent provided by law. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and twenty-seven cents per $100 of eligible deposits, depending upon the institution's capital position and other supervisory factors. Congress recently enacted legislation that, among other things, provides for assessments against BIF-insured institutions that will be used to pay certain Financing Corporation ("FICO") obligations. In addition to any BIF insurance assessments, BIF-insured banks are expected to make payments for the FICO obligations equal to an estimated $0.0129 per $100 of eligible deposits each year. For the period January 1, 1997 through June 30, 1997, Ozark NWA and Ozark WCA were each assessed a premium of $0.0129 per $100 of BIF-eligible deposits.

  As of the most recent assessment date, Ozark WCA had approximately $14.6 million of deposits that are assessed premiums at the rates applicable to SAIF institutions as a result of a branch acquisition completed with the RTC in 1990. The SAIF premium for these deposits is currently zero to twenty-seven cents per $100 of eligible deposits. In addition to any SAIF insurance assessments, SAIF-insured institutions are expected to make payments for FICO obligations equal to an estimated $0.0648 per $100 of eligible deposits each year. Ozark WCA's SAIF-eligible deposits were assessed at $0.0648 per $100 for the period of January 1, 1997 through June 30, 1997.

  Capital Adequacy Requirements. The FRB monitors the capital adequacy of bank holding companies such as the Company, and the FDIC monitors the capital adequacy of the Company's subsidiary banks. The federal bank regulators use a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy.

  Under the risk-based capital guidelines, different categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The minimum standard for the ratio of capital to risk-weighted assets is 8.0%. At least half of the risk-based capital must consist of common equity, retained earnings, and qualifying non-cumulative perpetual preferred stock, less deductions for goodwill and various intangible assets ("Tier I"). The remainder ("Tier 2") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock, and an allowance for loan losses not to exceed 1.25% of risk-weighted assets. The sum of Tier I capital and Tier II capital is "total risk-based capital."

  In addition to the risk-based capital guidelines, the federal bank regulators have adopted a leverage ratio as an additional tool to evaluate the capital adequacy. The leverage ratio is a company's Tier 1 capital divided by its adjusted total assets. The leverage ratio requires a 3.0% Tier 1 capital to adjusted total assets ratio for institutions with the highest regulatory rating of 1. All other institutions will be expected to maintain a leverage ratio of 4.0% to 5.0%. For a tabular summary of the Company and the subsidiary banks' risk-weighted capital and leverage ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital."

  Bank regulators from time to time consider raising capital requirements applicable to banking organizations beyond current levels. However, the Company is unable to predict whether higher capital requirements will be imposed and, if so, at what levels and on what schedules. Therefore, the Company cannot predict what effect such higher requirements may have on it or its subsidiary banks.

  Enforcement Authority. The FRB has been granted enforcement powers over bank holding companies and non-banking subsidiaries to forestall activities that represent unsafe or unsound practices or constitute violations of law. These powers may be exercised through the issuance of cease-and-desist orders or other actions. The FRB is also empowered to assess civil penalties against companies or individuals who violate the BHCA or orders or regulations thereunder in amounts up to $1 million for each day's violation, to order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company. Certain violations may also result in criminal penalties.

  The FDIC is authorized to exercise comparable authority under the Federal Deposit Insurance Act (the "FDI Act"), the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") and other statutes with respect to the Company's subsidiary banks. In addition, the FDIC has the authority to terminate insurance of accounts, after notice and hearing, upon a finding by the FDIC that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, is in an unsafe and unsound condition to continue operations, or has violated any applicable law, regulation, rule, or order of, or condition imposed by, the appropriate supervisors.

  The FDICIA required federal banking agencies to broaden the scope of regulatory collective action taken with respect to depository institutions that do not meet minimum capital and related requirements and to take such actions promptly in order to minimize losses to the FDIC. In connection with FDICIA, federal banking agencies established capital measures (including both a leverage measure and a risk-based capital measure) and specified for each capital measure the levels at which depository institutions will be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. Under these capital measures a bank is (i) well capitalized if it has a total risk-based capital ratio of 10% or greater, a Tier I capital ratio of 8% or greater and a leverage ratio of 5% or greater and is not subject to any order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure; (ii) adequately capitalized if it has a total risk-based ratio of 8% or greater, a Tier I capital ratio of 4% or greater, a leverage ratio of 4% or greater (3% or greater if the bank is rated composite "1" in its most recent report of examination and is not experiencing or anticipating significant growth), and does not meet the definition of a well capitalized bank; (iii) undercapitalized if it has a total risk-based capital ratio of less than 8%, a Tier I capital ratio of less than 4% or a leverage ratio of less than 4% (or a leverage ratio of less than 3% if the institution is rated composite "1" in its most recent report of examination and is not experiencing or anticipating significant growth); (iv) significantly undercapitalized if it has a total risk-based capital ratio of less than 6%, a Tier I capital ratio of less than 3% or a leverage ratio of less than 3%, and (v) critically undercapitalized if the bank has a ratio of tangible equity to total assets that is equal to or less than 2%. On December 11, 1996, the FDIC advised the Company that its subsidiary banks had been classified as "well-capitalized" under these guidelines.

  FDICIA authorizes the appropriate federal banking agency to treat a well capitalized, adequately capitalized or undercapitalized insured depository institution as if it were in the next lower capital-based classification if, after notice and an opportunity for a hearing, it is found that such institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Thus, an adequately capitalized institution can be subjected to the restrictions applicable to undercapitalized institutions described below (provided that a capital restoration plan cannot be required of the institution), and an undercapitalized institution can be subjected to the restrictions applicable to significantly undercapitalized institutions described below. However, the regulations provide that a significantly undercapitalized bank may not be reclassified as a critically undercapitalized bank.

  An institution generally is required to submit an acceptable capital restoration plan to its appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. The plan must specify (i) the steps the institution will take to become adequately capitalized, (ii) the capital levels to be attained each year, (iii) how the institution will comply with any regulatory sanctions then in effect against the institution, (iv) the types and levels of activities in which the institution will engage and (v) such other information as the banking agency may require.

  Before accepting a capital restoration plan of an undercapitalized institution, the agency must determine that each company having control of the institution has guaranteed that the institution will comply with such capital restoration plan. Liability with respect to this guaranty is limited to the lesser of (i) 5% of the institution's assets at the time when it becomes undercapitalized and (ii) the amount necessary to restore the relevant capital measures of the institutions that would enable the institution to be classified as adequately capitalized.

  Under FDICIA, an insured depository institution cannot make a capital distribution (defined to include, among other things, dividends of cash or other property, redemptions and other repurchases of stock, and any transaction deemed by the appropriate federal banking agency or the FDIC to be in substance a distribution of capital), or pay management fees to any person that controls the institution, if thereafter it would be undercapitalized. The appropriate federal banking agency, however, may (after consultation with the FDIC) permit an insured depository institution to repurchase, redeem, retire or otherwise acquire its shares if such action (i) is taken in connection with the issuance of additional shares or obligations in at least an equivalent amount and (ii) will reduce the institution's financial obligations or otherwise improve its financial condition.

  An undercapitalized institution is also generally prohibited from increasing its average total assets unless its capital restoration plan has been accepted, the increase is consistent with that plan, and the institution's ratio of tangible equity to assets increases during the calendar quarter at a rate sufficient to enable the institution to become adequately capitalized within a reasonable time. In addition, an undercapitalized institution is generally prohibited from making any acquisitions, establishing any branches or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Furthermore, the appropriate federal banking agency is given authority with respect to the undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below it if determines "that those actions are necessary to carry out the purpose" of FDICIA.

  FDICIA provides that, with respect to an insured depository institution that
(i) is significantly undercapitalized or (ii) is undercapitalized and either fails to submit an acceptable capital restoration plan within the time period allowed by regulation or fails in any material respect to implement a capital restoration plan accepted by the appropriate federal banking agency, the appropriate federal banking agency must require such institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of
Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region"; (vi) restrict asset growth or reduce total assets; (vii) alter, reduce or terminate activities; (viii) hold a new election of directors; (ix) subject to certain procedural requirements, dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain non-depository affiliates who pose a danger to the institution; (xiii) be divested by a parent holding company; and (xiv) take any other action that the agency determines would better carry out the purposes of the prompt corrective action provisions.

  Critically undercapitalized institutions are subject to the restrictions imposed on significantly undercapitalized institutions. In addition, FDICIA generally restricts payments of subordinated debt and requires the appropriate federal banking agency within certain time periods to appoint a receiver or a conservator for such institutions unless certain statutory criteria are met. The FDIC is also required, by regulation or order, to "restrict the activities" of such critically undercapitalized institutions.

  Examination. The FRB may examine the Company and any or all of its subsidiaries. The FDIC examines and evaluates insured banks every 12 months, and it may assess the institution for its costs of conducting the examinations. The FDIC has a reciprocal agreement with the Arkansas State Bank Department whereby each will accept the other's examination reports in certain cases. As a result, the Company's subsidiary banks generally undergo FDIC and state examinations in alternating years.

  Reporting Obligations. As a bank holding company, the Company is required to file with the FRB an annual report and such additional information as the FRB may require pursuant to the BHCA. The Company's subsidiary banks must submit to federal and state regulators annual audit reports prepared by independent auditors, and the Company's audit report can be used to satisfy this requirement.

  Other Regulation. The status of the Company as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws. The Company is under the jurisdiction of the SEC and of state securities commissions for matters relating to the offer and sale of its securities.

  Interest and certain other charges collected or contracted for by the subsidiary banks of the Company are subject to state usury laws and certain federal laws concerning interest rates. The banks' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the subsidiary banks also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

STATE REGULATIONS

  The Company and its subsidiary banks are subject to examination and regulation by the Arkansas State Bank Department. Examinations of the subsidiary banks are conducted annually but may be extended to 24 months if an interim examination is performed by the FDIC. The Arkansas State Bank Department may also make at any time an examination of the Company as may be necessary to disclose fully the relations between the Company and its subsidiary banks and the effect of those relations.

  In 1982, The Interest Rate Control Amendment ("Constitutional Amendment") to the Constitution of the State of Arkansas was adopted, which provides, in summary, that "consumer loans and credit sales" have a maximum percentage limitation of 17% per annum and that all "general loans" have a maximum limitation of 5% over the Federal Reserve Discount Rate in effect at the time the loan was made. In 1983, the Arkansas Supreme Court determined that "consumer loans and credit sales" are also "general loans" and are thus subject to an interest rate limitation equal to 5% over the Federal Reserve Discount Rate or 17% per annum. The Constitutional Amendment also provided penalties for usurious "general loans" and "consumer loans and credit sales," including forfeiture of all principal and interest on consumer loans and credit sales made at a greater rate of interest than 17% per annum. Additionally, "general loans" made at a usurious rate may result in forfeiture of uncollected interest and a refund to the borrower of twice the interest collected. Arkansas usury laws, however, are preempted by federal law with respect to first residential real estate loans and certain loans guaranteed by the Small Business Administration.

  The Company is also subject to the Bank Holding Company Act of 1983 ("ABHCA") enacted by the State of Arkansas. The ABHCA places certain restrictions on the acquisition of banks by bank holding companies. Any acquisition by the Company of more than 10% of any class of the outstanding capital stock of any bank located in Arkansas, would require the Arkansas Bank Commissioner's approval. Further, no bank holding company may acquire any bank if after such acquisition the holding company would control, directly or indirectly, banks having 25% of the total bank deposits (excluding deposits from other banks and public funds) in the State of Arkansas. Under the ABHCA a bank holding company is prohibited from owning more than one subsidiary bank if any subsidiary bank has been chartered for less than 5 years.

  In 1988, Arkansas enacted the Regional Reciprocal Banking Act of 1988 ("RRBA") which permitted bank holding companies in Arkansas to acquire banks and bank holding companies located in any of 17 states generally located in the Southern and Midwestern regions of the United States. The Interstate Act preempts the RRBA and authorizes bank holding companies, subject to regulatory approval, to acquire banks and bank holding companies in any state, without regard to whether the acquisition would be permitted by the laws of such state. As discussed above, the recently enacted Arkansas Interstate Act authorizes banks to engage in interstate branching activities within the borders of the state of Arkansas. See "--the Company--Interstate Banking".

  Arkansas bank branching laws currently prevent banks from opening branches in any county of the state other than their home county and the counties contiguous to their home county. These laws currently allow the Company to open branches in only 10 counties in Arkansas, and the Company would have to acquire a bank headquartered in another home county in order to expand its branch banking strategy beyond this geographic area. Effective January 1, 1999, Arkansas law, as currently in effect, will allow the Company to engage in branching activities on a statewide basis. Prior to this effective date for statewide branching, current laws may artificially restrict the growth opportunities of the Company and allow its competitors to expand and retain market share in areas of the state that the Company may choose to target after statewide branching becomes available.

SUBSIDIARY BANKS

  The lending and investment authority of the subsidiary banks is derived from Arkansas law. The lending powers of each of the banks are generally subject to certain restrictions, including the amount which may be lent to a single borrower.

  Regulations of the FDIC and the Arkansas State Bank Department limit the ability of the subsidiary banks to pay dividends to the Company without the prior approval of such agencies. FDIC regulations prevent insured state banks from paying any dividends from capital and allows the payment of dividends only from net profits then on hand after deduction for losses and bad debts. The Arkansas State Bank Department currently limits the amount of dividends that the subsidiary banks can pay the Company to 50% of their respective current year earnings. The Arkansas State Bank Department has proposed regulations which would increase this dividend limit to 75% of each subsidiary bank's net profits after taxes for the current year plus 75% of its retained net profits after taxes for the immediately preceding year.

  Federal law substantially restricts transactions between financial institutions and their affiliates, particularly their non-financial institution affiliates. As a result, the Company's subsidiary banks are sharply limited in making extensions of credit to the Company or any non-bank subsidiary of the Company, in investing in the stock or other securities of the Company or its non-bank subsidiaries, in buying the assets of, or selling assets to, the Company, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between the subsidiary banks and the Company (or any nonbank subsidiary) must generally be on terms and under circumstances at least as favorable to the subsidiary banks as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

  The FDIC requires all depository institutions, including the subsidiary banks, to maintain reserves against their checking and transaction accounts (primarily checking account, NOW and Super NOW checking accounts). Because reserves must generally be maintained in cash or in non-interest bearing accounts, the effect of the reserve requirements is to increase the subsidiary banks' cost of funds. Arkansas law requires state chartered banks to maintain such reserves as are required by the applicable federal regulatory agency.

  The subsidiary banks are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates, including the Company. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. The banks are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. The banks are subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

PROPOSED LEGISLATION FOR BANK HOLDING COMPANIES AND BANKS

  Certain proposals affecting the banking industry have been discussed from time to time. Such proposals include: limitations on investments that an institution may make with insured funds; regulation of all insured depository institutions by a single regulator; limitations on the number of accounts protected by the federal deposit insurance funds; and reduction of the $100,000 coverage limit on deposits. It is uncertain which, if any, of the above proposals may become law and what effect they would have on the Company and its bank subsidiaries.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

           NAME          AGE    POSITION/(1)/
           ----          ---    -------------
 George Gleason           43    Chairman of the Board and Chief Executive Officer
 Mark Ross                41    President and Director
 Linda Gleason            43    Director
 Roger Collins            48    Director Elect/(2)/
 C. E. Dougan             50    Director Elect/(2)/
 Robert East              49    Director Elect/(2)/
 Porter Hillard           65    Director Elect/(2)/
 Henry Mariani            59    Director Elect/(2)/
 R. L. Qualls             63    Director Elect/(2)/
 Kennith Smith            66    Director Elect/(2)/
 Danny Criner             42    President, Ozark NWA
 Paul Moore               50    Chief Financial Officer
 Jean Arehart             56    Executive Vice President, Ozark WCA
 Susan Sisk Grobmyer      48    Executive Vice President, Ozark WCA
 Darrel Russell           43    Executive Vice President, Ozark WCA
 Harold Beck              54    Senior Vice President, Ozark WCA
 George Landrum           56    Senior Vice President, Ozark NWA
 Frank Lawrence           28    Senior Vice President, Ozark WCA
 Louis Melton             50    Senior Vice President, Ozark NWA
 Randy Oates              53    Senior Vice President, Company
 Mark Pennebaker          39    Senior Vice President, Ozark WCA
 Richard Savage           38    Senior Vice President, Ozark WCA
 Betty Thomason           43    Senior Vice President, Ozark WCA

--------
(1) Unless otherwise indicated, the individual serves, or following completion of this offering will serve, in the same position with both the Company and each of its subsidiary banks.
(2) The Company's Board of Directors will be expanded immediately following completion of this offering to include each of the persons indicated above as director elect. Such persons will also serve as the Board of Directors for each of the subsidiary banks. Each of such persons has consented to serve in these capacities.

    George Gleason has 18 years of banking experience. Mr. Gleason purchased controlling interest in Bank of Ozark, now Ozark WCA, in 1979, serving from that time to the present as its Chief Executive Officer. Since formation of the Company in 1981, he has also served as its Chief Executive Officer and as Chief Executive Officer of each of the Company's subsidiaries at substantially all times they were owned by the Company. At various times from 1979 to 1993, he also served as Chairman or President of certain of such entities. Since 1993 he has served as both Chairman and Chief Executive Officer of the Company and each of its subsidiaries. Prior to 1979 Mr. Gleason practiced law in Little Rock, Arkansas. Mr. Gleason holds a B.A. in Business and Economics from Hendrix College and a J.D. from the University of Arkansas.

    Mark Ross has 17 years of banking experience and has served as President of the Company and its bank subsidiaries since 1986. Mr. Ross oversees most operational and administrative aspects of the Company. From 1980 to 1986 he served Ozark WCA in various capacities including President/Chief
Administrative Officer, Executive Vice President and Administrative Vice President. In 1986 Mr. Ross also assumed an active role in the management of Company's other bank subsidiaries, including serving on the Boards of Directors of such bank subsidiaries. Mr. Ross was elected as a director of the Company in 1992. Mr. Ross holds a B.A. in Business Administration from Hendrix College.

  Linda Gleason has 16 years of banking experience having commenced employment with Ozark WCA in 1981. Since 1987 she has served as a director of the Company and various subsidiaries. From 1992 to 1996 she served as the Company's Deputy Chief Executive Officer and Assistant Secretary. Beginning in 1996 Ms. Gleason began to phase out her day-to-day involvement in the Company and no longer serves as an officer. Ms. Gleason has attended Arkansas State University and the University of Arkansas at Little Rock.

  Roger Collins is Executive Vice President, Chief Financial Officer and a director of Harp's Food Stores, Inc., a regional grocery chain headquartered in Springdale, Arkansas with 38 stores located in Arkansas and Oklahoma. Prior to joining Harp's in 1986, Mr. Collins served for nine years as Chief Financial Officer and Vice President of Finance for three privately held companies in Dallas, Texas. Previously, he worked for four years in the Dallas office of Arthur Andersen & Company. Mr. Collins holds a B.A. from Rice University and a M.B.A. from the University of Texas at Austin and is a C.P.A.

  C. E. Dougan is co-owner of Mooney-Dougan, Inc., which is engaged in residential real estate development, construction and investments. Prior to 1997 Mr. Dougan, who has 28 years of banking experience, served 12 years as President and Chief Executive Officer of Mercantile Bank of Crawford County (formerly Peoples Bank & Trust Company of Van Buren and First National Bank of Crawford County). Mr. Dougan joined the Board of Directors of Ozark WCA in February 1997.

  Robert East has served as the Chairman and President of Robert East Company, an investment company, since 1974; Chairman and Chief Executive Officer of East-Harding, Inc., a general contracting firm, since 1994; and Partner and Treasurer of AMO Electrical Company, a distributor of electrical supplies, since 1989. Mr. East is also a partner or owner of numerous real estate projects and other investments. He served as a member of the board of directors of Pulaski Bank and Trust from 1989 to 1996. Mr. East holds a B.A. in Finance and Administration from the University of Arkansas.

  Porter Hillard has served as a member of the Board of Directors of Ozark WCA since 1967. Mr. Hillard has been actively engaged in agricultural business since 1957. He has owned, operated or managed various purebred and commercial cattle operations, a turkey hatchery, feed mills, turkey grow-out operations and other businesses. Mr. Hillard holds a B.S. in Agriculture from the University of Arkansas.

  Henry Mariani has been the owner, Chairman and Chief Executive Officer of Nite Lite Company since 1986, a manufacturing, wholesale and retail mail order operation which specializes in hunting equipment and supplies. He served as a member of the board of directors of Twin City Bank (now Mercantile Bank of Arkansas) from 1986 to 1997. Mr. Mariani holds a B.S. in Finance from Penn State University and is a C.P.A.

  R. L. Qualls is the Vice Chairman and Chief Executive Officer of Baldor Electric Company ("Baldor"), a marketer, designer and manufacturer of electric motors based in Fort Smith, Arkansas. He previously served as President and Chief Executive Officer/Chief Operating Officer of Baldor from 1990. Prior to joining Baldor in 1986 as Executive Vice President of Finance and Planning, he held a number of senior level positions with Worthen Banking Corporation (now Boatmen's National Bank of Arkansas) from 1980 to 1986, including Chairman and Chief Executive Officer of one of the affiliate banks. Additionally, from 1985 to 1986 Dr. Qualls served as Chairman of the board of directors of First National Bank of Harrison, and between 1987 and 1990 he served on the boards of directors of both First National Bank of Mena and the Bank of Montgomery County. Dr. Qualls holds a B.A. and M.A. in Economics from Mississippi State University and completed his doctoral work at Louisiana State University.

  Kennith Smith has served as a member of the Board of Directors of Ozark WCA since 1977. Mr. Smith is presently retired, having served as the owner and operator of Smith Cattle Farm from 1984 until his retirement in 1993, managed ARVAC Self-Help housing from 1982 to 1984 and served as President and co-owner of Mulberry Lumber Company from 1964-1982.

  Danny Criner has 21 years of banking experience and has served as President of Ozark NWA since January 1990. Since joining Ozark NWA in 1976 Mr. Criner has served the bank in various capacities including

Executive Vice President, Vice-President and Assistant Cashier. Mr. Criner joined the Board of Directors of Ozark NWA in 1985 and the Board of Directors of Ozark WCA in 1996. Mr. Criner holds a B.S.B.A. in Banking and Finance from the University of Arkansas.

  Paul Moore is a C.P.A. and has served as Chief Financial Officer of the Company and its bank subsidiaries since July 1995. From December 1989 to July 1995 Mr. Moore served as secretary, secretary/treasurer or director of eight privately held companies under common ownership of Frank Lyon Jr. and family. Such companies engaged in diverse activities ranging from real estate to agricultural to banking. Mr. Moore previously worked for the Company, serving as its treasurer from 1983 to 1988. Prior to 1983 Mr. Moore served as controller of Winrock Enterprises, Inc. Mr. Moore holds a B.S.B.A. in Banking, Finance and Accounting from the University of Arkansas.

  Jean Arehart has 33 years of banking and related experience and has served as Executive Vice President of Ozark WCA since May 1997. She joined Ozark WCA as Senior Vice President in June 1996 and currently manages its residential mortgage lending operations. Ms. Arehart previously served as Senior Vice President and a member of the Executive Committee of Twin City Bank (now Mercantile Bank of Arkansas), where she worked from 1979 to February 1996.

  Susan Sisk Grobmyer has 19 years of banking experience and has served as Executive Vice President of Ozark WCA since May 1997. She joined Ozark WCA in March 1997 as Senior Vice President and oversees all lending for the Ozark WCA's Western Division (Van Buren, Mulberry, Ozark, and Clarksville, plus new offices to be opened in Alma, Paris and Ft. Smith). Ms. Grobmyer previously served as a Senior Vice President of Commercial Loans for Pulaski Bank from 1995 to 1997 and Twin City Bank (now Mercantile Bank of Arkansas) from 1978 to 1995. Ms. Grobmyer attended the University of Arkansas at Monticello.

  Darrel Russell has 15 years of banking experience and has served as Executive Vice President of Ozark WCA since May 1997. Mr. Russell oversees all lending (other than residential mortgage loans) for Ozark WCA's Central Division (metropolitan Little Rock area). Prior to May 1997 Mr. Russell served as Senior Vice President. He joined Ozark WCA in 1983 after having worked two years at InterFirst Bank in Houston, Texas. Mr. Russell received a B.S.B.A. in Banking and Finance from the University of Arkansas.

  Harold Beck has 34 years of banking experience. Mr. Beck currently serves Ozark WCA as Senior Vice President and Cashier with principle responsibilities for various aspects of operations. He joined Ozark WCA in 1973, and prior to that time held positions with Union National Bank of Little Rock, First State Bank of Conway, and Citizens Bank of Booneville. Mr. Beck attended the University of Central Arkansas.

  George Landrum has 24 years of banking experience. Mr. Landrum serves as Senior Vice President of Ozark NWA and manages its Jasper office. He joined Ozark NWA in 1973. Mr. Landrum holds a B.S. in Education from Arkansas Tech University.

  Frank Lawrence has six years of banking experience. Mr. Lawrence has served as Senior Vice President of Ozark WCA since March 1997. He manages the two Ozark WCA offices in Clarksville. From 1995 to 1997, Mr. Lawrence served as Vice President of Ozark WCA. He joined the Company's former Arkansas Valley Bank subsidiary in 1991 as Assistant Vice President and was transferred to Ozark WCA in 1993 in preparation for opening of the Clarksville offices. Mr. Lawrence holds a B.A. in Business and Economics from Hendrix College.

  Louis Melton has 27 years of banking experience. He currently serves Ozark NWA as Senior Vice President and commercial loan officer in the Harrison office. Prior to joining Ozark NWA in 1996, he spent 13 years consecutively with each of First National Bank in Harrison and Security Bank of Harrison.

  Randy Oates has 29 years of advertising and marketing experience, including 17 years in the banking industry. He joined the Company in 1996 as Senior Vice President in charge of marketing. From 1992 to 1996, he served as Marketing Director for Commercial National Bank, Shreveport, Louisiana. Prior to 1992 he held various marketing positions including President/Partner for nine years at two advertising firms operating throughout Arkansas and Vice President/Retail Marketing Manager for six years at Worthen National Bank (now Boatmen's National Bank of Arkansas).

  Mark Pennebaker has 18 years of banking experience and has served as Senior Vice President of Ozark WCA since May 1997. He joined Ozark WCA in 1996 as Vice President and is currently engaged in commercial lending. Prior to joining Ozark WCA, Mr. Pennebaker served as a Vice President and commercial loan officer at Twin City Bank (now Mercantile Bank of Arkansas) from 1987 to 1996. Mr. Pennebaker joined Twin City Bank in 1984. Prior to that time he was a Financial Examiner for the Arkansas State Bank Department. He holds a B.S.B.A. in Finance and Economics from Rockhurst College.

  Richard Savage has 16 years of banking and related experience. Mr. Savage serves as Senior Vice President of Ozark WCA and currently oversees lending in the Ozark office. Prior to joining Ozark WCA in 1995 he served as Executive Vice President, Senior Loan Officer and Personnel Officer for the First National Bank at Paris, where he worked from 1986 to 1995. From 1981 to 1986 Mr. Savage held various positions with Federal Land Bank and Farm Credit Services affiliates. He holds a B.S. in Agri-Business from the University of Arkansas.

  Betty Thomason has 25 years of banking experience. Ms. Thomason serves as Senior Vice President of Ozark WCA and currently manages the Ozark WCA offices in Van Buren and Mulberry. She has also been designated to have management oversight duties for the proposed offices to be opened in Alma and Ft. Smith. She joined the Company in 1987, working for its former Arkansas Valley Bank subsidiary and later transferred to Ozark WCA in 1991. Prior to 1987, Ms. Thomason worked for three different savings and loans and a commercial bank.

  Linda Gleason is the wife of George Gleason. Frank Lawrence is the nephew of George Gleason. Except for the foregoing, no family relationships exist among any of the persons named above.

BOARDS OF DIRECTORS

  At present the Company's Board of Directors consist of three persons--George Gleason, Mark Ross and Linda Gleason. These three also serve on the Boards of Directors of each of the Company's subsidiaries. Ozark WCA's Board of Directors consist of 15 members, four of whom are non-employee directors. Ozark NWA's Board of Directors consist of six members, none of whom are non-employee directors.

  Immediately following completion of this offering, the Boards of Directors of the Company and its subsidiary banks will be reorganized. To maximize efficient operations, all three entities will have identical Boards of Directors which will hold joint meetings. As indicated above, the initial reorganized Board is expected to consist of ten members, eight of which will be non-employee Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors of both subsidiary banks have previously had an audit committee, a compensation and personnel committee and other committees as appropriate. The Company's Board of Directors has voted to establish, subject to completion of this offering and reorganization of the Boards of Directors as described above, a new and expanded committee structure as described below. These committees will serve both the Company and its subsidiary banks and will be established immediately following completion of this offering.

  Audit Committee. The Audit Committee will make recommendations concerning the engagement of the Company's independent public accountants, review the terms of their engagement, review the accountant's report and all related reports and matters, coordinate appropriate action in response thereto and review the adequacy of the Company's internal accounting controls. The Audit Committee will also receive and review the monthly reports and presentations of the loan review and compliance officer and the internal auditor, provide general oversight and direction for their work, and coordinate corrective action as appropriate. Roger Collins, as Chairman, C. E. Dougan and Robert East will serve on the Audit Committee.

  Compensation and Personnel Committee. The Compensation and Personnel Committee will consider, approve and review all salaries and bonuses for officers and employees, recommend to the Board of Directors the election of officers, review additions and terminations of personnel, oversee administration of the employee benefit plans and programs, including the Stock Option Plan, and oversee staff training and educational programs. Henry Mariani, as Chairman, Porter Hillard, and Kennith Smith will serve on the Compensation and Personnel Committee.

  Trust Committee (Ozark WCA). The operation of the trust department of Ozark WCA and the administration of its trust accounts will be overseen by the Trust Committee. R. L. Qualls, as Chairman, Mark Ross and Linda Gleason will serve on the Trust Committee.

  Loan Committees. Loan Committees will be established for each of the three divisions of the Company and will consist of both board members and executive officers. Such Loan Committees will have responsibility for reviewing and approving all loans and aggregate loan relationships in excess of $500,000 secured and $150,000 unsecured and for administering all other aspects of the lending function within each division. Following completion of this offering, the Loan Committees will be established for each division as follows:

          WESTERN                   CENTRAL                    NORTHERN
          -------                   -------                    --------
   C. E. Dougan, Chairman    Robert East, Chairman     George Gleason, Chairman
   R. L. Qualls              Henry Mariani             Danny Criner
   Susan Grobmyer            Linda Gleason             George Landrum
   Betty Thomason            R. Darrel Russell         Louis Melton
   Frank Lawrence            Jean Arehart              Bill Witty
   Richard Savage            Mark Pennebaker           Joe Willis

  ALCO and Investments Committee. Management of the asset/liability (interest rate risk) position, liquidity and investment portfolio will be overseen by the ALCO and Investments Committee. Paul Moore, as Chairman, Mark Ross, Danny Criner, and Dan Rolett will serve as the ALCO and Investments Committee.

DIRECTOR COMPENSATION

  During 1996 the Company's Board of Directors met 11 times with all directors present for each meeting, Ozark WCA's board met 14 times with only one absence reported, and Ozark NWA's board met 13 times with only one absence reported. The Company has not paid its directors in the past since all have been employed by the Company. Ozark WCA directors have been paid a fee of $350 for each board meeting attended. Ozark NWA directors have been paid a fee of $250 for each board meeting attended.

  Following completion of this offering, the Company plans to pay non-employee directors a monthly retainer fee of $500 and a fee of $500 for attendance at each regular or special board meeting. In addition non-employee directors will be paid a fee of $100 for attendance at each meeting of a committee of the Board of Directors. Additionally, under the Company's Director Option Plan, each non-employee director is automatically granted, on the effective date of this offering (or otherwise on the date a director's term of office commences) and each year thereafter on the day following the annual meeting of stockholders (as long as such director's term as a director is continuing for the ensuing year), an option to acquire 1,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. All options granted to non-employee directors become exercisable upon grant.

LIMITATIONS ON DIRECTOR AND OFFICER LIABILITY

  Article Tenth of the Company's Amended and Restated Articles of
Incorporation provides that the Company shall, to the full extent permitted by
Section 4-27-850 of the Arkansas Business Corporation Act, indemnify all persons whom it may indemnify pursuant thereto.

  Article Ninth of the Company's Amended and Restated Articles of Incorporation provides that the Company's directors will not be personally liable to the Company or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 4-27-833 of the Arkansas Business Corporation Act, as the same exists or hereafter may be amended, (d) for any transactions from which the director derived an improper personal benefit, or (e) for any act, omission, transaction, or breach of a director's duty creating any third party liability to any person or entity other than the Company or stockholder.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation for fiscal 1996, 1995 and 1994 paid by the Company to its Chief Executive Officer and its other executive officers whose aggregate remuneration exceeded $100,000.

                          SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                      ------------------------------------------
                                      FISCAL                       ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR   SALARY   BONUS   COMPENSATION/(1)/
     ---------------------------      ------ -------- -------- -----------------
George Gleason/(2)/..................  1996  $405,900 $200,000      $ 4,636
 Chairman and Chief Executive Officer  1995   396,000   95,832        6,100
                                       1994   395,770      --         5,159
Mark Ross............................  1996    92,781   22,042        4,047
 President                             1995    90,876   21,683        5,029
                                       1994    89,756   18,000        4,503

--------
(1) Represents contributions to the Company's ESOP.
(2) Effective upon completion of this offering, Mr. Gleason's salary and bonus will be determined pursuant to a written employment agreement. See "-- Employment Agreement with Mr. Gleason."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Ozark WCA compensation committee, consisting of Linda Gleason, Porter Hillard, and Kennith Smith, has been principally responsible for establishing salary, bonus and other aspects of compensation for Ozark WCA employees and other employees of the Company whose salaries are allocated among the Company and/or its bank subsidiaries. Ms. Gleason has abstained from voting in regard to Mr. Gleason's salary or bonus. As a member of the Board or Directors of the Company and as one of the three members of the compensation committee of Ozark NWA, Mr. Gleason participated in deliberations concerning executive compensation, including the allocation of his salary among the Company and its two bank subsidiaries.

  As discussed in "--Committees of the Board or Directors," following completion of this offering, three non-employee directors (Messrs. Mariani, Smith and Hillard) will serve as the Compensation and Personnel Committee for the Company and its bank subsidiaries.

EMPLOYMENT AGREEMENT WITH MR. GLEASON

  Mr. Gleason has entered into an employment agreement with the Company effective on the day following completion of this offering and continuing through December 31, 2000. The agreement provides Mr. Gleason with an annual base salary of $318,000, subject to an annual cost of living adjustment, and an annual bonus equal to 1% of the Company's net income for each fiscal year. Mr. Gleason will continue to be paid his present base salary until completion of this offering, at which time the base salary under the agreement will commence. Mr. Gleason's 1997 bonus will be 1% of the Company's 1997 net income. This agreement is in addition to any other compensation that may be received by Mr. Gleason under employee benefit plans or reimbursement arrangements.

STOCK OPTION PLAN

  The Company's Board of Directors adopted a Stock Option Plan in May 1997 to take effect following completion of this offering. The purpose of the Stock Option Plan will be to provide an additional incentive to executive officers and employees to put forth maximum efforts for the success of the Company's business and to serve the best interests of the stockholders. Under the Stock Option Plan, the Compensation Committee or the full Board of Directors of the Company may grant executive officers and key employees options to purchase shares of Common Stock at prices not less than the fair market value of such shares on the date of grant. Additionally, the Compensation Committee or the full Board of Directors will determine, among other things, the number of shares subject to option grants and the terms and conditions of such grants, including the dates upon which such options vest and become exercisable and provisions relating to termination of such options. As of the effective date of this offering, 285,000 shares of Common Stock will be reserved and
available for issuance under this Stock Option Plan including     shares
anticipated to be granted under such plan upon the effectiveness of this offering at an exercise price equal to the initial public offering price. For information concerning grants of options under the Director Option Plan, see "--Director Compensation."

EMPLOYEE STOCK OWNERSHIP PLAN

  In 1980 the Company adopted the ESOP to assist officers and employees in acquiring stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Company's Board of Directors determines in its discretion the amount of any contribution to be made to the ESOP each year, and employees are not permitted to make contributions to the ESOP. The Company's contributions are allocated to the accounts of participating employees in the proportion that each participant's eligible compensation bears to the total eligible compensation of all participants for the applicable year. Substantially all of the Company's contributions are invested in Common Stock. Participants in the ESOP become fully vested after seven years of service, although cash or shares are not distributed until employment is terminated. At December 31, 1996, 103 employees of the Company participated in the ESOP and 372,100 shares of Common Stock were held by the ESOP.

401(K) PLAN

  In May 1997 the Company established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code") (the "401(k) Plan"). The 401(k) Plan will permit the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan will allow participants to defer a portion of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Matching contributions may be made in amounts and at times determined by the Company. The 401(k) Plan provides for Company matching contributions, if determined by the Company to be made, up to a maximum of two percent of the participant's salary per year. No other Company matching contributions are contemplated at this time. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over five years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

  Employees of the Company will be eligible to participate in the 401(k) Plan if they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment.

                             CERTAIN TRANSACTIONS

  Each of Ozark WCA and Ozark NWA has had, in the ordinary course of business, banking transactions with certain of its officers and directors and with certain officers and directors of the Company. All loan transactions with officers and directors of the Company, Ozark WCA and Ozark NWA, and their related and affiliated parties, have been on substantially the same terms as those prevailing for comparable transactions with other loan customers of the Company and have not included more than the normal risk of collectibility associated with the Company's other banking transactions or other unfavorable features.

  Mr. Gleason has received a guaranty fee in the amount of 1% per annum of the Company's loans personally guaranteed by him. In 1996 Mr. Gleason received $38,000 for his guaranty of the Company's $3.8 million loan from December 21, 1995 to December 21, 1996. In the first quarter of 1997 he received a similar fee for the period commencing December 21, 1996. Also in 1996 Mr. Gleason received $15,000 for his personal guaranty in connection with the Company's $1.5 million loan for the period commencing September 26, 1996.

  During 1996 Ms. Gleason received a $38,000 fee in consideration of her personal guaranty of such $3.8 million loan from December 21, 1995 to December 21, 1996. In the first quarter of 1997 she received a similar fee for the period commencing December 21, 1996.

  As of May 16, 1997, the Company refinanced such loans without personal guaranties and accordingly, no such guaranty fees will be payable in connection with the Company's current indebtedness.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 22, 1997, and as adjusted to reflect the sale of shares of Common Stock offered hereby by the Company and the Selling Stockholders, for (i) each person who is known by the Company to beneficially own more than 5.0% of the outstanding shares of Common Stock, (ii) each of the Selling Stockholders, (iii) each director and director elect, (iv) each executive officer named in the Summary Compensation Table and
(v) all of the current directors, directors elect and executive officers of the Company as a group.

                          SHARES OWNED BEFORE                      SHARES OWNED AFTER
                              THE OFFERING                            THE OFFERING
                          --------------------------  SHARES BEING ------------------------
          NAME             NUMBER/(1)/         %        OFFERED    NUMBER/(1)/         %
          ----            --------------     -------  ------------ --------------    ------
George Gleason..........      1,619,267/(2)/    56.2%   316,900       1,302,367/(2)/   36.4%
ESOP/(3)/...............        372,100         12.9        --          372,100        10.4
Holt-Ross Children's
 Trusts (Nos. 1-6)......        217,800          7.6    181,500          36,300         1.0
Holt-Ross
 Grandchildren's Trust..        133,300          4.6    133,300             --          --
Mark Ross/(4)/..........        125,197          4.4        --          125,197         3.5
Kennith
 Smith/(5)//(6)/........         32,700          1.1        --           33,700/(8)/    *
Linda Gleason/(7)/......          9,853          *          --           10,853/(8)/    *
Roger Collins/(5)/......            --           --         --            1,000/(8)/    *
C. E. Dougan/(5)/.......            --           --         --            1,000/(8)/    *
Robert East/(5)/........            --           --         --            1,000/(8)/    *
Porter Hillard/(5)/.....            --           --         --            1,000/(8)/    *
Henry Mariani/(5)/......            --           --         --            1,000/(8)/    *
R. L. Qualls/(5)/.......            --           --         --            1,000/(8)/    *
All directors and
 executive officers as a
 group (23 persons).....      2,208,845         76.7    631,700       1,585,145        44.3

--------
* Less than one percent.
(1) Includes beneficial ownership of shares with respect to which voting or investment power may be deemed to be directly or indirectly controlled. Accordingly, the shares in the foregoing table include shares owned directly, shares held in such person's accounts under the ESOP, shares owned by certain of the individual's family members and shares held by the individual as a trustee or other similar capacity, unless otherwise described below.
(2) Excludes shares owned of record by the ESOP, except for 91,267 shares held in Mr. Gleason's account. Mr. Gleason is one of three trustees of the plan and disclaims beneficial ownership of all shares held by such plan except for those held in his account. The amount also excludes an aggregate of 351,100 shares (314,800 of which are being sold pursuant to this offering) held by the Holt-Ross Children's Trust Nos. 1-6 and the Holt-Ross Grandchildren's Trust, for which Mr. Gleason serves as trustee, but disclaims beneficial ownership. Mr. Gleason plans to resign as trustee of these trusts following completion of this offering. The amount includes 210,700 shares owned of record by a trust of which Mr. Gleason is sole trustee and has a 25% life income interest and 400 shares owned of record by the minor children of Mr. Gleason. The address for Mr. Gleason is 425 West Capitol Avenue, Suite 3100, Little Rock, Arkansas 72201.
(3) The ESOP is an employee stock ownership plan and trust established for the benefit of the Company's officers and employees. Messrs. Gleason and Ross and Ms. Gleason each serve as trustees for the plan, and any shares held by the plan may be voted at a meeting of stockholders of the Company on matters requiring approval by a simple majority of stockholders at the direction of a majority of the co-trustees.
(4) Excludes shares owned of record by the ESOP, except for 27,497 held in Mr. Ross' account. Mr. Ross is one of three trustees of the plan and disclaims beneficial ownership of all shares held by such plan except for those held in his account. Includes 36,300 shares owned of record by a trust for the benefit of Mr. Ross and his children. Mr. Gleason serves as trustee of this trust and Mr. Ross maintains a life income interest only.
(5) Director elect.
(6) Shares held jointly with spouse.
(7) Excludes shares owned of record by the ESOP, except for 9,853 shares held in Ms. Gleason's account. Ms. Gleason is one of three trustees of the plan and disclaims beneficial ownership of all shares held by such plan except for those held in her account.
(8) On the effective date of this offering, each non-employee director will be granted presently exercisable options to purchase 1,000 shares of Common Stock under the Director Option Plan at an exercise price equal to the initial public offering price. See "--Director Compensation."

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Articles of Incorporation and Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  The Company is authorized to issue 10,000,000 shares of Common Stock, $.01 par value of which 2,879,800 shares were outstanding as of May 22, 1997, and 1,000,000 shares of Preferred Stock, $.01 par value, of which no shares were outstanding as of May 22, 1997.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or subscription rights and there are no redemption or conversion rights with respect to such shares. Upon liquidation or dissolution of the Company, after satisfaction of any liquidation preferences of any outstanding Preferred Stock, holders of Common Stock are entitled to receive pro rata all assets remaining available for distribution. The outstanding shares of Common Stock are fully paid and non-assessable.

  Subject to the rights of holders of any Preferred Stock then outstanding, dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor. Federal and state banking regulations place numerous restrictions on the ability of Ozark WCA and Ozark NWA to pay dividends to the Company. See "Dividend Policy" and "Supervision and Regulation--Subsidiary Banks."

PREFERRED STOCK

  The Board of Directors is authorized to provide for the issuance of such Preferred Stock in one or more series and to fix the dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and qualifications, limitations and restrictions thereof with respect to each series. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock or the issuance of rights to purchase such shares, could have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his best interest, including attempts that might result in a premium over the market price for the shares held by such stockholder.

CERTAIN CHARTER PROVISIONS

  The Company's Amended and Restated Articles of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions
(i) allow the Board of Directors to elect to classify or stagger the Board of Directors at any point in the future, provided the Board is comprised of at least nine (9) members as required by Arkansas law, (ii) allow directors to be removed for cause only by a minimum of two-thirds ( 2/3) vote of stockholders,
(iii) give the Board of Directors the sole power to fix or change the size of the Board of Directors and to create and fill vacancies on the Board of Directors, and (iv) require stockholders to submit proposals for the annual meeting of stockholders thirty (30) days in advance of the fiscal year end.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock will be Union Planters National Bank, Memphis, Tennessee.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 3,579,800 shares of Common Stock. Of these shares, 1,331,700 shares of Common Stock sold in this offering, and 443,000 shares held by non-affiliates for a period of at least two years prior to this offering, will be freely tradeable without restriction under the Securities Act. Following the expiration of the 90-day period immediately after the effectiveness of the Company's registration statement under the Securities Act, 11,900 shares will be eligible for sale in accordance with SEC Rule 144 (described below). Further, following expiration or release from the 180 day lock-up agreements with the Underwriters, 1,793,200 additional shares of Common Stock will be eligible for sale in accordance with Rule 144.

  The Company, Mr. Gleason and the other executive officers and directors of the Company have agreed that they will not, without the prior written consent of the Representative, offer, sell, or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days from the date of this Prospectus.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least one year, including the holding period of any securities which converted into such shares and including the holding period for any prior owner except an affiliate of the issuer (as defined below), is entitled to sell, within a three-month period, that number of shares that does not exceed the greater of 1.0% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding the Company. Any person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice or current public information requirements. Affiliates, however, continue to be subject to such volume limitations and other requirements. As defined in Rule 144, an affiliate of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such issuer, and generally includes members of the Board of Directors and senior management.

  The Company expects to file registration statements on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or reserved for future issuance under the Stock Option Plan, Director Option Plan and ESOP. After the effective date of those registration statements (and the expiration of the lock-up agreements, if applicable), shares issued pursuant to such plans generally would be available for resale in the public market, subject to the application of Rule 144 to affiliate transactions.

  Prior to this offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale to the public will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock following completion of this offering could adversely affect the market price of the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Stephens Inc. is acting as Representative (the "Representative"), has severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name below, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any shares of Common Stock are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                       NUMBER OF
      UNDERWRITER                                                       SHARES
      -----------                                                      ---------
      Stephens Inc....................................................
                                                                       ---------
        Total......................................................... 1,331,700
                                                                       =========

  The Company has granted the Underwriters an option, exercisable in whole or in part, from time to time, for thirty days after the date hereof, to purchase up to 199,755 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commission set forth on the cover page of this Prospectus. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 1,331,700 shares of Common Stock offered hereby.

  The Underwriters have advised the Company that sales of Common Stock to certain dealers may be made at a concession of an amount not in excess of $ per share and that the Underwriters may allow, and such dealers may re-allow,
discounts not in excess $    per share on sales to certain other dealers.
Following completion of this offering, the public offering price, the concession and the re-allowance may be changed by the Underwriters.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined by negotiation between the Company and the Representative of the Underwriters. Among the factors to be considered in such negotiation will be the Company's operating performance, financial condition and earnings prospects, market prices of similar securities of comparable publicly traded companies and the general condition of the securities markets. The initial public offering price may not necessarily be indicative of the market price for the Common Stock following completion of this offering.

  The Underwriters do not intend to confirm sales of shares of Common Stock to any account over which they exercise discretionary authority without prior authorization. The Representative intends to make a market in the Common Stock following completion of this offering.

  In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with this offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of this offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition the Representative may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain civil liabilities under the Securities Act and to afford the Underwriters certain rights of contribution.

  The Company, Mr. Gleason and the other executive officers and directors of the Company have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for shares of Common Stock, with limited exceptions, for a period of 180 days from the date following completion of this offering.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Rose Law Firm, a Professional Association, Little Rock, Arkansas. Certain legal matters will be passed upon for the Underwriters by Giroir, Gregory, Holmes & Hoover, PLC, Little Rock, Arkansas.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of December 31, 1995 and 1996 and for each of the years then ended included in this Prospectus have been included herein in reliance upon the report of Moore Stephens Frost, P.A., independent certified public accountants, given upon their authority as experts in accounting and auditing. The Consolidated Financial Statements of the Company for the year ended December 31, 1994 included in this Prospectus have been included herein in reliance upon the report of Baird, Kurtz & Dobson, independent certified public accountants, given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC, Washington D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. The Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit.

  As a result of this offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports and other information with the Commission. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal offices, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York, and Chicago, Illinois, upon payment of prescribed fees. The Commission also maintains a Web site containing the Registration Statement and all exhibits and schedules thereto that can be accessed at http://www.sec.gov.

  The Company intends to furnish the holders of Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm.

                   BANK OF THE OZARKS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Reports of Independent Accountants.......................................  F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and March 31,
 1997 (unaudited)........................................................  F-4
Consolidated Statements of Income for the years ended December 31, 1994,
 1995, and 1996 and for the three months ended March 31, 1996 (unaudited)
 and March 31, 1997 (unaudited)..........................................  F-5
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1994, 1995 and 1996 and the three months ended March 31,
 1997 (unaudited)........................................................  F-6
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996 and for the three months ended March 31, 1996
 (unaudited) and March 31, 1997 (unaudited)..............................  F-7
Notes to Consolidated Financial Statements...............................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Bank of the Ozarks, Inc.

  We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and Subsidiaries ("the Company") (formerly Ozark Bankshares, Inc.) as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          Moore Stephens Frost, P.A.

Little Rock, Arkansas
January 24, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Bank of the Ozarks, Inc.

  We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of Bank of the Ozarks, Inc. and Subsidiaries ("the Company") (formerly Ozark Bankshares, Inc.) for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Bank of the Ozarks, Inc. and Subsidiaries for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          Baird, Kurtz & Dobson

Fort Smith, Arkansas
January 20, 1995

                            BANK OF THE OZARKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31,
                                                  -----------------  MARCH 31,
                                                    1995     1996      1997
                                                  -------- -------- -----------
                                                                    (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                       PER SHARE AMOUNTS)
                     ASSETS
Cash and due from banks.......................... $  9,063 $  6,815  $  8,453
Securities--available for sale...................   32,550   36,883    39,501
Securities--held to maturity.....................    4,587    2,725     2,669
Federal funds sold...............................    4,080      350       100
Loans, net.......................................  151,289  211,443   221,401
Bank premises and equipment, net.................    6,380    6,872     8,930
Foreclosed assets held for sale, net.............       29       47       113
Interest receivable..............................    1,988    2,552     2,846
Excess cost over fair value of net assets
 acquired, at amortized cost.....................    1,451    1,394     1,380
Other............................................    1,059    1,519     1,549
                                                  -------- --------  --------
    Total assets................................. $212,476 $270,600  $286,942
                                                  ======== ========  ========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
 Demand--non-interest bearing.................... $ 16,961 $ 21,295  $ 23,772
 NOW, savings and MMDA's.........................   42,002   56,929    59,195
 Time............................................  123,500  153,424   164,296
                                                  -------- --------  --------
Total deposits...................................  182,463  231,648   247,263
Notes payable....................................    3,920    5,396     5,396
FHLB advances and federal funds purchased........    7,947   12,727    12,232
Accrued interest and other liabilities...........    1,852    2,282     2,975
                                                  -------- --------  --------
    Total liabilities............................ $196,182 $252,053  $267,866
                                                  ======== ========  ========
Commitments and contingencies (note 12)
Stockholders' equity
 Common stock; $0.01 par value; Authorized
  10,000,000 shares; 2,879,800 shares issued and
  outstanding....................................       29       29        29
 Additional paid-in capital......................    1,168    1,168     1,168
 Retained earnings...............................   15,088   17,251    17,920
 Unrealized appreciation (depreciation) on
  investment securities..........................        9       99       (41)
                                                  -------- --------  --------
Total stockholders' equity.......................   16,294   18,547    19,076
                                                  -------- --------  --------
    Total liabilities and stockholders' equity... $212,476 $270,600  $286,942
                                                  ======== ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                          THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,           MARCH 31,
                             -------------------------  -----------------------
                              1994     1995     1996       1996        1997
                             -------  -------  -------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                AMOUNTS)
Interest income
  Loans....................  $10,361  $13,006  $19,089    $4,298      $5,307
  Investment securities--
   taxable.................    1,771    2,079    2,069       480         612
--nontaxable...............      385      424      364       103          55
  Federal funds sold.......       58      109      145        43          22
  Deposits with banks......       70       85      169        57          20
                             -------  -------  -------    ------      ------
Total interest income......   12,645   15,703   21,836     4,981       6,016
                             -------  -------  -------    ------      ------
Interest expense
  Deposits.................    4,513    7,357    9,005     2,084       2,595
  Interest on borrowed
   funds...................      118       26    1,025       198         302
  Federal funds purchased..       20        8        1         1           3
                             -------  -------  -------    ------      ------
Total interest expense.....    4,651    7,391   10,031     2,283       2,900
                             -------  -------  -------    ------      ------
Net interest income........    7,994    8,312   11,805     2,698       3,116
  Provision for loan
   losses..................     (339)    (360)  (1,486)     (221)       (259)
                             -------  -------  -------    ------      ------
Net interest income after
 provision for loan
 losses....................    7,655    7,952   10,319     2,477       2,857
                             -------  -------  -------    ------      ------
Other income
  Income from fiduciary
   activities..............      146      231      214        47          59
  Service charges on
   deposit accounts........      492      514      806       143         211
  Other service charges and
   fees....................      115      361      537       116         190
  Gain (loss) on sale of
   securities..............      --       (44)     (77)       21          10
  Gain on sale of
   subsidiary..............    1,377      --       --        --          --
  Other income.............      583      106      385        31         286
                             -------  -------  -------    ------      ------
Total other income.........    2,713    1,168    1,865       358         756
                             -------  -------  -------    ------      ------
Other expense
  Salaries and employee
   benefits................    2,873    3,374    4,263       932       1,238
  Net occupancy and
   equipment...............      569      745      998       234         285
  Other operating
   expenses................    2,293    1,877    1,890       459         596
                             -------  -------  -------    ------      ------
Total other expense........    5,735    5,996    7,151     1,625       2,119
                             -------  -------  -------    ------      ------
Income before income taxes
 and minority interest.....    4,633    3,124    5,033     1,210       1,494
  Income taxes.............    1,555      845    2,006       429         537
                             -------  -------  -------    ------      ------
Income before minority
 interest..................    3,078    2,279    3,027       781         957
  Minority interest in
   earnings of
   subsidiaries............      124      109      --        --          --
                             -------  -------  -------    ------      ------
Net income.................  $ 2,954  $ 2,170  $ 3,027    $  781      $  957
                             =======  =======  =======    ======      ======
Earnings per common share..  $  0.99  $  0.75  $  1.05    $ 0.27      $ 0.33
                             =======  =======  =======    ======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            UNREALIZED
                                                           APPRECIATION
                                     ADDITIONAL           (DEPRECIATION)
                              COMMON  PAID-IN   RETAINED  ON INVESTMENT
                              STOCK   CAPITAL   EARNINGS    SECURITIES    TOTAL
                              ------ ---------- --------  -------------- -------
                                           (DOLLARS IN THOUSANDS)
Balance--January 1, 1994....   $30     $1,704   $11,750       $ --       $13,484
  Effect of change in
   accounting method for
   investment securities....   --         --        --         (146)        (146)
  Net income................   --         --      2,954         --         2,954
  Dividend paid.............   --         --       (893)        --          (893)
  Change in unrealized
   appreciation
   (depreciation) on
   investment securities....   --         --        --         (323)        (323)
                               ---     ------   -------       -----      -------
Balance--December 31, 1994..    30      1,704    13,811        (469)      15,076
  Net income................   --         --      2,170         --         2,170
  Dividend paid.............   --         --       (893)        --          (893)
  Redemption of common
   stock....................    (1)      (536)      --          --          (537)
  Change in unrealized
   appreciation on
   investment securities....   --         --        --          478          478
                               ---     ------   -------       -----      -------
Balance--December 31, 1995..    29      1,168    15,088           9       16,294
  Net income................   --         --      3,027         --         3,027
  Dividend paid.............   --         --       (864)        --          (864)
  Change in unrealized
   appreciation on
   investment securities....   --         --        --           90           90
                               ---     ------   -------       -----      -------
Balance--December 31, 1996..    29      1,168    17,251          99       18,547
  Net income................   --         --        957         --           957
  Dividend paid.............   --         --       (288)        --          (288)
  Change in unrealized
   appreciation
   (depreciation) on
   investment securities....   --         --        --         (140)        (140)
                               ---     ------   -------       -----      -------
Balance--March 31, 1997
 (unaudited)................   $29     $1,168   $17,920       $ (41)     $19,076
                               ===     ======   =======       =====      =======


  The accompanying notes are an integral part of these consolidated financial statements.

                            BANK OF THE OZARKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           THREE MONTHS ENDED
                            YEAR ENDED DECEMBER 31,             MARCH 31,
                           ----------------------------  -----------------------
                             1994      1995      1996       1996        1997
                           --------  --------  --------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                         (DOLLARS IN THOUSANDS)
Cash flows from operating
 activities
 Net income..............  $  2,954  $  2,170  $  3,027   $    781    $    957
 Adjustments to reconcile
  net income to net cash
  provided (used) by
  operating activities:
 Depreciation............       309       370       505        114         131
 Amortization............        64       134       126         13          14
 Provision for loan
  losses.................       339       360     1,486        221         259
 Provision for losses on
  foreclosed assets......       452       124        11          1           3
 Amortization and
  accretion on investment
  securities.............       (63)      (14)        9          5         --
 Loss on disposition of
  investments............       --         44        77        --          --
 (Gain) loss on sale of
  loans..................       (44)      --       (274)       --          (68)
 Gain on disposition of
  premises and
  equipment..............       (24)      (24)       (1)       --          (45)
 Gain on disposition of
  foreclosed assets......      (360)      (23)      (14)       --         (138)
 Gain on sale of
  subsidiary.............      (972)      --        --         --          --
 Deferred income tax
  provision (benefit)....       357       (49)     (292)       (29)        (42)
 Undistributed earning of
  minority interest......       275       --        --         --          --
 Changes in assets and
  liabilities
  Interest receivable....      (199)     (454)     (563)      (180)       (294)
  Refundable income
   taxes.................       124       --        --         --          --
  Other, net.............      (175)      846      (237)      (185)         11
  Accrued interest and
   other liabilities.....       377       708       375        613         780
  Income taxes payable...         5       --        --         --          --
  Minority interest......       --       (600)      --         --          --
                           --------  --------  --------   --------    --------
Net cash provided (used)
 by operating
 activities..............     3,419     3,592     4,235      1,354       1,568
                           --------  --------  --------   --------    --------
Cash flows from investing
 activities
 Proceeds from sales and
  maturities of
  securities available
  for sale...............     5,230    15,116    28,784     10,242       1,566
 Purchases of securities
  available for sale.....   (17,387)  (20,354)  (32,904)   (13,333)     (4,411)
 Proceeds from maturities
  of securities held to
  maturity...............       --     13,696     1,862        101          56
 Purchases of securities
  held to maturity.......       --     (4,283)      --         --          --
 Decrease (increase) in
  federal funds sold.....       --     (4,080)    3,730      1,945         250
 Net increase in loans...   (11,856)  (40,530)  (64,008)   (11,544)    (11,052)
 Proceeds from sale of
  loans..................       474       --      2,252        --          811
 Proceeds from
  dispositions of bank
  premises and
  equipment..............       166        57         1        --          117
 Purchase of bank
  premises and
  equipment..............    (1,320)   (2,930)     (997)      (272)     (2,261)
 Proceeds from
  dispositions of
  foreclosed assets......       478        97       221         28         162
 Proceeds from sale of
  subsidiary.............     3,946       --        --         --          --
 Cash liquidated upon
  sale of subsidiary.....    (6,755)      --        --         --          --
                           --------  --------  --------   --------    --------
Net cash provided (used)
 by investing
 activities..............   (27,024)  (43,211)  (61,059)   (12,833)    (14,762)
                           --------  --------  --------   --------    --------
Cash flows from financing
 activities
 Net increase in
  deposits...............    17,454    34,011    49,184     12,328      15,615
 Proceeds from FHLB ad-
  vances and federal
  funds purchased........       --      7,947     4,780        --          --
 Payments of FHLB
  advances and federal
  funds purchased........       --        --        --         --         (495)
 Proceeds from notes
  payable................       --      3,920     1,500        --          --
 Payments of notes
  payable................    (2,277)      --        (24)       --          --
 Dividends paid..........      (893)     (893)     (864)      (864)       (288)
 Redemption of common
  stock..................       --       (537)      --         --          --
                           --------  --------  --------   --------    --------
Net cash provided (used)
 by financing
 activities..............    14,284    44,448    54,576     11,464      14,832
                           --------  --------  --------   --------    --------
Net increase (decrease)
 in cash and cash
 equivalents.............    (9,321)    4,829    (2,248)       (15)      1,638
Cash and cash
 equivalents--beginning
 of period...............    13,555     4,234     9,063      9,063       6,815
                           --------  --------  --------   --------    --------
Cash and cash
 equivalents--end of
 period..................  $  4,234  $  9,063  $  6,815   $  9,048    $  8,453
                           ========  ========  ========   ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           BANK OF THE OZARKS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Bank of the Ozarks, Inc. (formerly Ozark Bankshares, Inc.) conform with generally accepted accounting principles and practices within the banking industry. The financial statements for the three months ended March 31, 1996 and 1997 are unaudited and, in the opinion of management, include all adjustments necessary (which consist of only normal recurring adjustments) for a fair presentation of the financial position, results of operations and cash flows for the interim periods. The financial information and results of operations of the interim periods are not necessarily indicative of the financial position and results of operations that may be obtained for a full fiscal year.

  The policies that materially effect financial position and the results of operations are summarized as follows:

  a. Principles of consolidation--The consolidated financial statements include the accounts of Bank of the Ozarks, Inc., and its wholly-owned subsidiaries Bank of the Ozarks,wca, Bank of the Ozarks,nwa and Ozark Commercial Corporation (collectively the "Company"). The Company is a multi-bank holding company that operates under the rules and regulations of the Board of Governors of the Federal Reserve System. Significant intercompany transactions and amounts have been eliminated in consolidation.

  During 1995, the Company acquired the remaining stock owned by minority shareholders of Bank of the Ozarks,wca (5.964%) and Bank of the Ozarks,nwa (4.273%). Bank holding companies, Bankstock One, Inc. and Newco Corporation, owned the majority of Bank of the Ozarks,wca and Bank of the Ozarks,nwa, respectively, at December 31, 1994. During 1995, these holding companies were merged into the respective banks after the remaining stock of the minority shareholders were purchased.

  Ozark Financial Services, Inc., which was engaged in the offering of mortgage brokerage and related services, was liquidated during 1995.

  b. Nature of operations--Bank of the Ozarks,wca and Bank of the Ozarks,nwa ("the Banks") are state-chartered commercial banks with offices located in northern, western and central Arkansas. The Banks are subject to competition from other area financial institutions. The Banks are also subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. Ozark Commercial Corporation is in the business of originating and servicing loans with the loans originated being sold to investors.

  c. Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  d. Cash and cash equivalents--For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts classified as cash on hand and due from banks.

  e. Investment securities--Investments in debt and equity securities are classified into three categories: securities held as trading securities, securities which are available-for-sale and securities being held-to-maturity. These categories are defined as follows:

    Trading securities--Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading accounts

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  securities are included immediately in other income. The Company had no trading securities at December 31, 1995 and 1996 and March 31, 1997.

    Held-to-maturity securities--General Obligation Bonds, Industrial Development Revenue Bonds, Revenue Bonds and other securities which the Company has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

    Available-for-sale securities--Available-for-sale securities consists of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity.

  f. Loans and allowance for loan losses--Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans are stated at the amount of unpaid principal, reduced by unearned discounts and the allowance for loan losses. Unearned discounts on installment loans are recognized as income over the terms by the rule of 78's interest method. Unearned purchased discounts are recorded as income over the life of the loans utilizing the interest method to achieve a constant yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

  The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. Accrual of interest is discontinued on a loan when payment of principal or interest is contractually past due 90 days, or earlier when management believes, after considering economic and business conditions and collection efforts, that concern exists as to the ultimate collection of principal and interest. For income tax purposes, the Company provides the maximum addition to the allowance for loan losses allowable under the applicable tax laws.

  g. Bank premises and equipment--Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets by the straight-line method for financial statement purposes and accelerated methods for tax purposes. Leasehold improvements are capitalized and amortized by the straight-line method over the estimated useful lives of the improvements.

  h. Foreclosed assets held for sale--Real estate properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, the property is amortized over 60 months. Valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included as operating expenses.

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  i. Income taxes--The Company utilizes the liability method in accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

  The Company and its subsidiaries file consolidated tax returns. Its subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

  j. Trust department income--Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers are not included in the accompanying financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not materially affect reported net income.

  k. Excess cost over fair value of net assets acquired--The excess of cost over fair value of net assets acquired is being amortized over a forty year period using the straight-line method.

  l. Earnings per share--Earnings per share has been calculated based on the weighted average number of shares outstanding. Earnings per share has been adjusted to reflect the 99-for-1 stock dividend as more fully discussed in note 21.

  m. Financial instruments--In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and letters of credit. Such financial statements are recorded in the financial statements when they are funded or related fees are incurred or received.

  n. Advertising and public relations expense--Advertising and public relations expense is expensed as incurred and totaled $139, $101 and $123 for the years ended December 31, 1994, 1995 and 1996, respectively, and $17 and $45 for the three month periods ended March 31, 1996 and 1997, respectively.

2. INVESTMENT SECURITIES

  The amortized cost and approximate market values of investment securities were as follows:

                                                   DECEMBER 31, 1995
                                        ---------------------------------------
                                        AMORTIZED UNREALIZED UNREALIZED MARKET
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
SECURITIES--AVAILABLE FOR SALE
Securities of United States government
 and agencies.........................   $14,001     $ 16      $(186)   $13,831
Mortgage-backed securities............    14,014      209        (70)    14,153
State and political subdivisions......     3,539       61        (15)     3,585
Other securities......................       981      --         --         981
                                         -------     ----      -----    -------
  Total securities--available for
   sale...............................   $32,535     $286      $(271)   $32,550
                                         =======     ====      =====    =======
SECURITIES--HELD TO MATURITY
State and political subdivisions......   $ 4,587     $ 20      $  (1)   $ 4,606
                                         -------     ----      -----    -------
  Total securities--held to maturity..   $ 4,587     $ 20      $  (1)   $ 4,606
                                         =======     ====      =====    =======

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                                   DECEMBER 31, 1996
                                        ---------------------------------------
                                        AMORTIZED UNREALIZED UNREALIZED MARKET
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
SECURITIES--AVAILABLE FOR SALE
Securities of United States government
 and agencies.........................   $23,881     $ 71      $ (56)   $23,896
Mortgage-backed securities............    10,119      162        (25)    10,256
State and political subdivisions......     1,369       20        (11)     1,378
Other securities......................     1,353      --         --       1,353
                                         -------     ----      -----    -------
  Total securities--available for
   sale...............................   $36,722     $253      $ (92)   $36,883
                                         =======     ====      =====    =======
SECURITIES--HELD TO MATURITY
State and political subdivisions......   $ 2,725     $ 17      $  (1)   $ 2,741
                                         -------     ----      -----    -------
  Total securities--held to maturity..   $ 2,725     $ 17      $  (1)   $ 2,741
                                         =======     ====      =====    =======
                                                    MARCH 31, 1997
                                        ---------------------------------------
                                        AMORTIZED UNREALIZED UNREALIZED MARKET
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
                                                      (UNAUDITED)
SECURITIES--AVAILABLE FOR SALE
Securities of United States government
 and agencies.........................   $27,673     $ 16      $(231)   $27,458
Mortgage-backed securities............     9,959      166        (33)    10,092
State and political subdivisions......       507       15        --         522
Other securities......................     1,429      --         --       1,429
                                         -------     ----      -----    -------
  Total securities--available for
   sale...............................   $39,568     $197      $(264)   $39,501
                                         =======     ====      =====    =======
SECURITIES--HELD TO MATURITY
State and political subdivisions......   $ 2,669     $ 13      $ --     $ 2,682
                                         -------     ----      -----    -------
  Total securities--held to maturity..   $ 2,669     $ 13      $ --     $ 2,682
                                         =======     ====      =====    =======

  The amortized cost and estimated market value by contractual maturity of investment securities classified as available for sale and held to maturity at December 31, 1996 and March 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     DECEMBER 31, 1996
                                             ----------------------------------
                                              AVAILABLE-FOR-
                                                   SALE        HELD-TO-MATURITY
                                             ----------------- ----------------
                                             AMORTIZED         AMORTIZED
                                               COST    MARKET    COST    MARKET
                                             --------- ------- --------- ------
Due in one year or less.....................  $   686  $   699  $  216   $  216
Due from one year to five years.............   12,707   12,715     915      917
Due from five years to ten years............   10,827   10,826   1,023    1,039
Due after ten years.........................   12,502   12,643     571      569
                                              -------  -------  ------   ------
  Totals....................................  $36,722  $36,883  $2,725   $2,741
                                              =======  =======  ======   ======

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                                                       MARCH 31, 1997
                                             ----------------------------------
                                              AVAILABLE-FOR-
                                                   SALE        HELD-TO-MATURITY
                                             ----------------- ----------------
                                             AMORTIZED         AMORTIZED
                                               COST    MARKET    COST    MARKET
                                             --------- ------- --------- ------
                                                        (UNAUDITED)
Due in one year or less.....................  $ 3,669  $ 3,675  $  220   $  220
Due from one year to five years.............   11,035   10,957     839      842
Due from five years to ten years............   10,968   10,835   1,145    1,150
Due after ten years.........................   13,896   14,034     465      470
                                              -------  -------  ------   ------
  Totals....................................  $39,568  $39,501  $2,669   $2,682
                                              =======  =======  ======   ======

  For purposes of the maturity table, mortgage-backed securities which are not due at a single maturity date have been allocated over maturity groupings. The mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments.

  At December 31, 1995, the unrealized appreciation on available for sale securities was $15, net of deferred income taxes of $6. At December 31, 1996, the unrealized appreciation on available for sale securities was $161, net of deferred income taxes of $62. At March 31, 1997, the unrealized depreciation on available for sale securities was $67, net of deferred income taxes of $26.

  The Banks had no trading securities at the beginning of 1996; however, the Banks did hold trading securities during the year. Gross gains of $2 and gross losses of $34 were realized on these sales. There were no trading securities transactions during the three months ended March 31, 1997.

  Assets, principally securities, carried at approximately $24,044 at December 31, 1995, $20,593 at December 31, 1996 and $22,690 at March 31, 1997 were pledged to secure public deposits and for other purposes required or permitted by law.

3. LOANS

  The following is a summary of the loan portfolio by principal categories:

                                                DECEMBER 31,      MARCH 31, 1997
                                              ------------------  --------------
                                                1995      1996         1997
                                              --------  --------  --------------
                                                                   (UNAUDITED)
Real Estate
  Single family residential (1-4)............ $ 55,609  $ 78,124     $ 81,747
  Non-farm/non-residential...................   36,603    35,258       36,953
  Agricultural...............................    9,274    11,583       11,308
  Construction/land development..............    3,471     8,808       10,211
  Multifamily residential....................    4,388     3,743        2,580
Consumer.....................................   25,372    39,868       43,284
Commercial and industrial....................   11,077    28,154       29,103
Agricultural (non-real estate)...............    6,963     8,363        8,667
Other........................................      441       561          788
                                              --------  --------     --------
Loans, net of unearned discounts.............  153,198   214,462      224,641
  Allowance for loan losses..................   (1,909)   (3,019)      (3,240)
                                              --------  --------     --------
Net loans.................................... $151,289  $211,443     $221,401
                                              ========  ========     ========

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  The above loan categories are presented net of unearned discounts and unearned purchase discounts totalling $4,557, $3,966 and $4,059 at December 31, 1995 and 1996 and March 31, 1997, respectively. Loans on which the accrual of interest has been discontinued aggregated $1,181, $2,057 and $1,771 at December 31, 1995 and 1996 and March 31, 1997, respectively.

4. ALLOWANCE FOR LOAN LOSSES

  A summary of transactions within the allowance for loan losses are as follows:

                                     YEAR ENDED           THREE MONTHS ENDED
                                    DECEMBER 31,               MARCH 31,
                                ----------------------  -----------------------
                                 1994    1995    1996      1996        1997
                                ------  ------  ------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Balance--beginning of period... $1,716  $1,649  $1,909    $1,909      $3,019
  Less sale of subsidiary
   bank........................   (301)    --      --        --          --
  Provision charged to
   operating expense...........    339     360   1,486       221         259
  Recoveries on loans
   previously charged-off......     21      56      41        21          12
                                ------  ------  ------    ------      ------
                                 1,775   2,065   3,436     2,151       3,290
  Loans charged-off............   (126)   (156)   (417)     (100)        (50)
                                ------  ------  ------    ------      ------
Balance--end of period......... $1,649  $1,909  $3,019    $2,051      $3,240
                                ======  ======  ======    ======      ======

  Impairment of loans having carrying values of $1,161, $2,164 and $1,969 at December 31, 1995 and 1996 and March 31, 1997, respectively, have been recognized in conformity with Statement of Financial Accounting Standards No. 114, as amended by Statement of Financial Accounting Standards No. 118. The total allowance for credit losses related to those loans was $177, $350 and $299 at December 31, 1995 and 1996 and March 31, 1997, respectively. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported.

  Real estate securing loans having a carrying value of $236 was transferred to foreclosed assets held for sale in 1996. All such items were sold during 1996. The Banks are not committed to lend additional funds to debtors whose loans have been modified.

5. BANK PREMISES AND EQUIPMENT

  Bank premises and equipment consist of:

                                                    DECEMBER 31,
                                                   ----------------   MARCH 31,
                                                    1995     1996       1997
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
   Land........................................... $   984  $ 1,178    $ 2,949
   Buildings and improvements.....................   3,526    3,641      3,843
   Leasehold improvements.........................   1,449    1,645      1,647
   Equipment......................................   2,963    3,353      3,611
                                                   -------  -------    -------
                                                     8,922    9,817     12,050
   Accumulated depreciation.......................  (2,542)  (2,945)    (3,120)
                                                   -------  -------    -------
     Total premises and equipment................. $ 6,380  $ 6,872    $ 8,930
                                                   =======  =======    =======

                            BANK OF THE OZARKS, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

6. FORECLOSED ASSETS HELD FOR SALE

  A summary of the transactions within the allowance for losses on foreclosed assets are as follows:

                                     YEAR ENDED           THREE MONTHS ENDED
                                    DECEMBER 31,               MARCH 31,
                                ----------------------  -----------------------
                                 1994    1995    1996      1996        1997
                                ------  ------  ------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Balance--beginning of period... $2,100  $1,124  $1,197    $1,197      $1,197
  Provision charged to
   operating expense...........    452     124      11         1           3
  Charge-offs, net of
   recoveries.................. (1,428)    (51)    (11)       (2)       (236)
                                ------  ------  ------    ------      ------
  Balance--end of period....... $1,124  $1,197  $1,197    $1,196      $  964
                                ======  ======  ======    ======      ======

7. DEPOSITS

  The aggregate amount of time deposits with a minimum denomination of $100 was approximately $28,942, $41,922 and $44,292 at December 31, 1995 and 1996 and
March 31, 1997, respectively.

  The scheduled maturities of time deposits are as follows:

                                                        DECEMBER 31,  MARCH 31,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
   Zero to one year....................................   $ 76,824    $133,506
   One year to two years...............................     56,916      22,058
   Two years to three years............................      7,353       4,713
   Three years to four years...........................      5,057       1,173
   Four years to five years............................      2,695       1,773
   Thereafter..........................................      4,579       1,073
                                                          --------    --------
     Total time deposits...............................   $153,424    $164,296
                                                          ========    ========

8. NOTES PAYABLE

  Notes payable consists of:

                                                       DECEMBER 31,
                                                       -------------  MARCH 31,
                                                        1995   1996     1997
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
Note payable to a bank, interest at 8.804%, interest
 only payable in December 1996 and 1997, then payable
 in annual installments of $380, plus interest,
 through December 2007, secured by 100% of the issued
 and outstanding stock of Bank of the Ozarks, nwa....  $3,800 $3,800   $3,800
Note payable to a bank, interest at 8.25% paid
 quarterly, principal balance due on September 28,
 1998, secured by 5,478 shares of Bank of the Ozarks,
 wca stock...........................................     --   1,500    1,500
Notes payable to individuals, interest at 6%, payable
 in annual installments of $24, plus interest,
 through December 2000, unsecured....................     120     96       96
                                                       ------ ------   ------
                                                       $3,920 $5,396   $5,396
                                                       ====== ======   ======

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)
  Aggregate annual maturities of notes payable at December 31, 1996 and March 31, 1997 are as follows:

   DECEMBER 31, 1996
   -----------------
1997............ $   24
1998............  1,904
1999............    404
2000............    404
2001............    380
Thereafter......  2,280
                 ------
                 $5,396
                 ======
    MARCH 31, 1997
    --------------
1998............ $   24
1999............  1,904
2000............    404
2001............    404
2002............    380
Thereafter......  2,280
                 ------
                 $5,396
                 ======

9.  FHLB ADVANCES AND FEDERAL FUNDS PURCHASED

  FHLB advances and federal funds purchased include short-term borrowings with maturities ranging from one to thirty days. Certain additional FHLB advances have maturities of over one year. Information relating to the short-term borrowings is summarized as follows:

                                                      DECEMBER 31,
                                                      --------------  MARCH 31,
                                                       1995   1996      1997
                                                      ------  ------ -----------
                                                                     (UNAUDITED)
FHLB advances:
  Average............................................ $  --   $   3     $ 12
  Period-end.........................................    --     500      --
  Maximum month-end balance during period............    --     500      --
  Interest rate:
    Weighted average.................................    --    5.82%    5.82%
    Period-end.......................................    --    5.82%     --
Federal funds purchased:
  Average............................................    134     87       64
  Period-end.........................................    --     210      215
  Maximum month-end balance during period............    --     210      215
  Interest rate:
    Weighted average.................................   6.27%  5.24%    5.47%
    Period-end.......................................    --    6.22%    5.96%

  The long-term FHLB advances totalled $7,947, $12,017, and $12,017 at December 31, 1995 and 1996 and March 31, 1997, respectively. Interest rates on these advances ranged from 6.50% to 5.74% at December 31, 1995 and 1996 and March 31, 1997. Aggregate annual maturities of these long-term FHLB advances at December 31, 1996 and March 31, 1997 are as follows:

   DECEMBER 31, 1996
   -----------------
1998............ $ 2,000
1999............   3,000
2000............   5,070
2001............   1,947
2002............     --
Thereafter......     --
                 -------
                 $12,017
                 =======
     MARCH 31, 1997
     --------------
1997............ $ 2,000
1998............   5,370
1999............   2,700
2000............   1,947
2001............     --
Thereafter......     --
                 -------
                 $12,017
                 =======

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

10. INCOME TAXES

  The components of income tax expense for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1994     1995     1996
                                                     --------  ----------------
   Current provision................................ $  1,698  $  894  $  2,298
   Deferred provision (benefit).....................     (143)    (49)     (292)
                                                     --------  ------  --------
   Income taxes..................................... $  1,555  $  845  $  2,006
                                                     ========  ======  ========

  The reconciliation between the statutory federal income tax rate is as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Statutory federal income tax rate.............     34.0%     34.0%     34.0%
   State income taxes, net of federal benefit....      1.8       4.3       4.3
   Effect of non-taxable interest income.........     (2.8)     (4.6)     (2.5)
   Sale of subsidiary............................     (3.6)      --        --
   Accrual for state income tax assessment.......      --        --        6.5
   Other.........................................      4.2      (6.7)     (2.4)
                                                  --------  --------  --------
   Effective income tax rate.....................     33.6%     27.0%     39.9%
                                                  ========  ========  ========

  During the year ended December 31, 1996, the Company was assessed approximately $326 of additional state income taxes for the years ended December 31, 1992 through 1995. This assessment relates to the State of Arkansas taking a different position than the federal income tax treatment regarding dividends from less than 95% owned subsidiaries. The Company is contesting this assessment. The full assessment has been recorded as income tax expense during the year ended December 31, 1996. In addition, approximately $93 of interest charged on this assessment was also recorded during the year ended December 31, 1996.

  The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                                       DECEMBER 31,
                                           -------------------------------------
                                                  1995               1996
                                           ------------------ ------------------
                                            TEMPORARY   TAX    TEMPORARY   TAX
                                           DIFFERENCES EFFECT DIFFERENCES EFFECT
                                           ----------- ------ ----------- ------
Deferred tax assets
  Allowance for loan losses..............    $1,335     $511    $2,353    $  901
  Valuation of foreclosed assets.........     1,131      433     1,246       477
                                             ------     ----    ------    ------
Gross deferred tax assets................     2,466      944     3,599     1,378
                                             ------     ----    ------    ------
Deferred tax liabilities
  Unrealized appreciation on securities
   available for sale....................    $   13     $  5    $  159    $   61
  Accelerated depreciation on premises
   and equipment.........................       452      173       637       244
  Other..................................        29       11       214        82
                                             ------     ----    ------    ------
Gross deferred tax liabilities...........       494      189     1,010       387
                                             ------     ----    ------    ------
Net deferred tax assets included in other
 assets..................................    $1,972     $755    $2,589    $  991
                                             ======     ====    ======    ======

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

11. EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has an employee stock ownership plan ("ESOP") to provide benefits to substantially all employees of the Company. The Company makes annual contributions to the plan as determined solely by the Board of Directors. Participants in the plan become fully vested after seven years of service although cash or shares are not distributed until employment is terminated. The Company contributed $76, $86 and $95 to the plan in the years ended December 31, 1994, 1995 and 1996, respectively. Accruals for contributions to the plan totalled $31 in the three months ended March 31, 1997.

12. COMMITMENTS AND CONTINGENCIES

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

  The Company had outstanding commitments to extend credit of approximately $8,241, $10,186 and $18,665 at December 31, 1995 and 1996 and March 31, 1997,
respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

  The Company had total outstanding letters of credit amounting to $295, $484 and $454 at December 31, 1995 and 1996 and March 31, 1997, respectively. The commitment terms generally expire within one year.

  The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

13. RELATED PARTY TRANSACTIONS

  The Banks have entered into transactions with its officers, directors, significant shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1995 and 1996 and March 31, 1997, was $3,654, $3,544 and $2,745, respectively. New loans made to such related parties were $2,260, $1,780 and $192 for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, respectively. Repayments of loans made by such related parties were $727, $1,890 and $991 for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1997, respectively.

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

14. REGULATORY MATTERS

  Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk weighted assets.

  The Banks' regulatory capital position was as follows:

                                  DECEMBER 31, 1996       MARCH 31, 1997
                                  -----------------      -----------------
                                  COMPUTED COMPUTED      COMPUTED COMPUTED
                                  CAPITAL  PERCENT       CAPITAL  PERCENT
                                  -------- --------      -------- --------
                                                            (UNAUDITED)
   Bank of the Ozarks, Inc.
    (consolidated)
     Total risk-based capital...  $19,584    9.70%/(1)/  $20,404    9.53%/(1)/
     Tier 1 risk-based capital..   17,055    8.45/(1)/    17,737    8.29/(1)/
     Leverage ratio.............             6.42                   6.40
   Bank of the Ozarks, wca:
     Total risk-based capital...   16,464   11.99%/(1)/   17,263   11.91%/(1)/
     Tier 1 risk-based capital..   14,742   10.74/(1)/    15,445   10.66/(1)/
     Leverage ratio.............             8.10                   8.27
   Bank of the Ozarks, nwa:
     Total risk-based capital...    7,584   12.86%/(1)/    8,072   12.42%/(1)/
     Tier 1 risk-based capital..    6,847   11.61/(1)/     7,259   11.17/(1)/
     Leverage ratio.............             8.22                   8.06

--------
(1) Stated as a percent of risk-weighted assets are defined in OTS capital regulations.

  At December 31, 1996, the subsidiary banks exceeded their minimum capital requirements. As of December 31, 1996, the state bank commissioner's approval was required before the Banks could declare and pay any dividend of fifty (50%) percent or more of the net profits of the Banks after all taxes for the year in which the dividend is to be declared and paid.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value.

  a. Cash and due from banks--For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

  b. Investment securities--For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

  c. Loans--The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  d. Deposit liabilities--The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

  e. Other borrowed funds--For those short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

  f. Accrued interest--The carrying amount of accrued interest payable approximates its fair value.

  g. Off-balance sheet instruments--Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

  h. Commitments to extend credit and standby letters of credit--The fair value of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counter-parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgements by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                               1995               1996
                                         -----------------  -----------------
                                         CARRYING   FAIR    CARRYING   FAIR
                                          AMOUNT   VALUE     AMOUNT   VALUE
                                         -------- --------  -------- --------
   Financial assets:
     Cash and due from banks............ $  9,063 $  9,063  $  6,815 $  6,815
     Available-for-sale securities......   32,550   32,550    36,883   36,883
     Held-to-maturity securities........    4,587    4,606     2,725    2,741
     Federal funds sold.................    4,080    4,080       350      350
     Loans, net of allowance for loan
      losses............................  151,289  155,581   211,443  215,143
     Accrued interest receivable........    1,988    1,988     2,552    2,552
   Financial liabilities:
     Demand, NOW and savings account
      deposits.......................... $ 58,963 $ 58,963  $ 78,224 $ 78,224
     Time deposits......................  123,500  124,875   153,424  154,148
     Notes Payable......................    3,920    3,920     5,396    5,396
     FHLB advances and federal funds
      purchased.........................    7,947    7,947    12,727   12,367
     Accrued interest and other
      liabilities.......................    1,852    1,852     2,282    2,282
   Off balance sheet assets
    (liabilities):
     Standby letters of credit..........          $   (295)          $   (484)
     Commitments to extend credit.......            (5,995)            (8,782)
     Unfunded credit card loans.........            (1,137)            (1,395)

16. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow information is as follows:

                                       YEAR ENDED        THREE MONTHS ENDED
                                      DECEMBER 31,            MARCH 31,
                                  -------------------- -----------------------
                                   1994   1995   1996     1996        1997
                                  ------ ------ ------ ----------- -----------
                                                       (UNAUDITED) (UNAUDITED)
   Cash paid during the period
    for:
     Interest.................... $4,623 $6,786 $9,682   $2,233      $2,778
     Income taxes................  1,502    898  2,378       35          33
   Supplemental schedule of non-
    cash investing and financing
    activities:
     Sale of foreclosed assets
      held for sale..............    378     32     72       28         162
     Real estate acquired in
      settlement of debt.........    478     69    236      --           94

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

17. OTHER INCOME

  Other income consists of:

                                                            THREE MONTHS
                                          YEAR ENDED            ENDED
                                         DECEMBER 31,         MARCH 31,
                                        -------------- -----------------------
                                        1994 1995 1996    1996        1997
                                        ---- ---- ---- ----------- -----------
                                                       (UNAUDITED) (UNAUDITED)
   Gain on sale of loans............... $ 44  --  $274     --         $ 68
   Gain on sale of previously
    foreclosed real estate.............  360 $  4   14     --          137
   Printed checks sales................  --     9   90     $19          26
   Other...............................  179   93    7      12          55
                                        ---- ---- ----     ---        ----
   Total other income.................. $583 $106 $385     $31        $286
                                        ==== ==== ====     ===        ====

18. OTHER OPERATING EXPENSES

  Other operating expenses consists of:

                                                           THREE MONTHS
                                      YEAR ENDED               ENDED
                                     DECEMBER 31,            MARCH 31,
                                 -------------------- -----------------------
                                  1994   1995   1996     1996        1997
                                 ------ ------ ------ ----------- -----------
                                                      (UNAUDITED) (UNAUDITED)
   Other real estate and
    foreclosure expense......... $  402 $  142 $   49    $  9        $ 31
   Professional services........     62     56     60      49          40
   Postage......................    111    118    140      27          32
   Telephone....................     93    106    125      23          33
   Operating supplies...........    148    214    215      53          73
   FDIC and state assessment....    379    373     47      24          25
   Amortization of goodwill.....     64     59     56      14          14
   Charitable contributions.....    264    126    126      13          19
   Guaranty fees................    --     --      91      76          76
   Advertising and public
    relations...................    139    101    123      17          45
   Other outside service fees...     20     31     59      13           8
   Directors' fees..............     32     79     96      20          23
   Software amortization........     55     75     69      16          27
   Check printing charges.......     11     30    102      22          28
   Other........................    513    367    532      83         122
                                 ------ ------ ------    ----        ----
   Total other operating
    expenses.................... $2,293 $1,877 $1,890    $459        $596
                                 ====== ====== ======    ====        ====

19. NEW AUTHORITATIVE PRONOUNCEMENTS

  The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. Earlier application is prohibited. Adoption on January 1, 1997 is not expected to have a material impact on the Company. The FASB deferred some provisions of SFAS No. 125, which are not expected to be relevant to the Company.

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  The FASB issued SFAS No. 128, "Earnings Per Share", and SFAS No. 129, "Disclosure of Information about Capital Structure" in February 1997. SFAS No. 128 simplifies the earnings per share ("EPS") calculations required by Accounting Principles Board ("APB") Opinion No. 15, and related interpretations, by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity, similar to the fully diluted EPS of APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, SFAS No. 128 will require restatement of all prior-period EPS data presented. However, the Company's prior years EPS will not be affected by these restatements.

  SFAS No. 129 does not change any previous disclosure requirements, but rather consolidated existing disclosure requirements for ease of retrieval.

20. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

                           CONDENSED BALANCE SHEETS

                                                    DECEMBER 31,
                                                   ---------------  MARCH 31,
                                                    1995    1996      1997
                                                   ------- ------- -----------
                                                                   (UNAUDITED)
                       ASSETS
   Cash and cash equivalents...................... $ 1,386 $   964   $   782
   Investment in subsidiaries.....................  17,563  21,915    22,850
   Premises and equipment, net....................      37      27        38
   Excess cost over fair value of net assets
    acquired, at amortized cost...................   1,451   1,394     1,380
   Other..........................................      53      25         1
                                                   ------- -------   -------
   Total assets................................... $20,490 $24,325   $25,051
                                                   ======= =======   =======
        LIABILITIES AND STOCKHOLDERS' EQUITY
   Notes payable.................................. $ 3,920 $ 5,396   $ 5,396
   Accrued interest and other liabilities.........     276     382       579
                                                   ------- -------   -------
   Total liabilities..............................   4,196   5,778     5,975
                                                   ------- -------   -------
   Stockholders' equity
     Common stock.................................      29      29        29
     Additional paid-in capital...................   1,168   1,168     1,168
     Retained earnings............................  15,088  17,251    17,920
     Unrealized appreciation (depreciation) on
      investment securities.......................       9      99       (41)
                                                   ------- -------   -------
   Total stockholders' equity.....................  16,294  18,547    19,076
                                                   ------- -------   -------
   Total liabilities and stockholders' equity..... $20,490 $24,325   $25,051
                                                   ======= =======   =======

                            BANK OF THE OZARKS, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                   UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                         CONDENSED STATEMENTS OF INCOME

                                                          THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,          MARCH 31,
                              ------------------------  -----------------------
                               1994    1995     1996       1996        1997
                              ------- -------  -------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Income
  Dividends from
   subsidiaries.............. $   406 $   905  $ 1,250     $425        $ --
  Gain on sale of
   subsidiary................   1,377     --       --       --           --
  Other......................      22       5        1        1          --
                              ------- -------  -------     ----        -----
Total income.................   1,805     910    1,251      426          --
                              ------- -------  -------     ----        -----
Expenses
  Interest...................      57      10      468       85          122
  Salaries and employee
   benefits..................     --       30      349       60           84
  Net occupancy and
   equipment.................     --       25       51       11           15
  Other operating expenses...     151      78      243      103          110
                              ------- -------  -------     ----        -----
Total expenses...............     208     143    1,111      259          331
                              ------- -------  -------     ----        -----
Income (loss) before income
 taxes (benefit) and equity
 in undistributed earnings of
 subsidiaries................   1,597     767      140      167         (331)
  Income taxes (benefit).....     442    (219)    (183)     (92)        (125)
  Equity in undistributed
   earnings of subsidiary....   1,799   1,184    2,704      522        1,163
                              ------- -------  -------     ----        -----
Net income................... $ 2,954 $ 2,170  $ 3,027     $781        $ 957
                              ======= =======  =======     ====        =====

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

                      CONDENSED STATEMENTS OF CASH FLOWS

                                                           THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,           MARCH 31,
                              -------------------------  -----------------------
                               1994     1995     1996       1996        1997
                              -------  -------  -------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Cash flows from operating
 activities
  Net income................  $ 2,954  $ 2,170  $ 3,027     $ 781      $   957
  Adjustments to reconcile
   net income to net cash
   provided (used) by
   operating activities
    Depreciation............      --         9       16         3            3
    Amortization............       58       58       57        14           14
    Gain on sale of
     subsidiary.............   (1,377)     --       --        --           --
    Equity in undistributed
     earnings of
     unconsolidated
     subsidiaries...........   (1,799)  (1,184)  (2,704)     (522)      (1,163)
    Change in assets and
     liabilities
      Accrued interest and
       other liabilities....      150      112      106      (290)         197
      Other, net............      918      (13)     (30)       79          112
                              -------  -------  -------     -----      -------
Net cash provided (used) by
 operating activities.......      904    1,152      472        65          120
                              -------  -------  -------     -----      -------
Cash flows from investing
 activities
  Purchases of premises and
   equipment................      --       (46)      (6)       (1)         (14)
  Liquidating dividend of
   subsidiary...............    3,764      --       --        --           --
  Additional investment in
   subsidiaries and purchase
   of minority shares of
   stock....................     (160)  (3,573)  (1,500)      --           --
                              -------  -------  -------     -----      -------
Net cash provided (used) by
 investing activities.......    3,604   (3,619)  (1,506)       (1)         (14)
                              -------  -------  -------     -----      -------
Cash flows from financing
 activities
  Proceeds from notes
   payable..................      --     3,920    1,500       --           --
  Payments of notes
   payable..................   (2,278)     --       (24)      --           --
  Redemption of common
   stock....................      --      (537)     --        --           --
  Dividends paid............     (893)    (893)    (864)     (864)        (288)
                              -------  -------  -------     -----      -------
Net cash provided (used) by
 financing activities.......   (3,171)   2,490      612      (864)        (288)
                              -------  -------  -------     -----      -------
Net increase (decrease) in
 cash and cash equivalents..    1,337       23     (422)     (800)        (182)
Cash and cash equivalents--
 beginning of period........       26    1,363    1,386     1,386          964
                              -------  -------  -------     -----      -------
Cash and cash equivalents--
 end of period..............  $ 1,363  $ 1,386  $   964     $ 586      $   782
                              =======  =======  =======     =====      =======

21. SUBSEQUENT EVENTS (UNAUDITED)

  a. Effective May 16, 1997, the Company entered into a $10,000 term loan and revolving credit facility with Union Planters National Bank, Memphis, Tennessee ("the Credit Facility"). Borrowings under this Credit Facility are secured by 80% of the Company's stock in the Banks. The proceeds from the Credit Facility were used to repay outstanding notes payable of $5,300 and to fund capital investments in the Banks.

  The term loan portion of the Credit Facility has a principal balance of $5,000 payable in equal annual installments of $500 commencing December 21, 1998 plus interest payable annually at 8.804% commencing

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

December 21, 1997. The term loan matures on December 21, 2007 and provides for prepayment penalties under certain circumstances.

  The Credit Facility also provides for a revolving line of credit of up to $5,000. Advances remaining unpaid for any consecutive period of 365 days are converted to term loans under the facility, with a corresponding reduction in availability, and are payable in equal annual installments of principal through December 21, 2007. Interest accrues on outstanding borrowings under the revolving line of credit, including any amounts converted to term loans, at a variable rate equal to average prime lending rate reported from time to time by the Wall Street Journal minus 0.25% payable quarterly commencing June 21, 1997. The revolving line of credit commitment is effective through December 21, 2007, subject to an annual compliance review by the lender.

  The Credit Facility requires that the Banks, among other things, maintain a minimum return on average assets, a minimum ratio of primary capital to assets and maximum charges for loan losses.

  b. On May 22, 1997, the Company's stockholders approved an amendment to the Articles of Incorporation that, among other things, changed the Company's name to Bank of the Ozarks, Inc. from Ozark Bankshares, Inc., changed the par value of the preferred and common stock, and increased the number of authorized shares of common stock. The Company's Board of Directors also approved a common stock dividend of 99 shares for every one share of issued and outstanding common stock.

  The unissued authorized preferred stock of 1,000,000 shares had its par value changed from $0.10 to $0.01 per share. The 100,000 authorized shares of common stock was increased to 10,000,000 authorized shares of common stock and the par value of the common stock was also changed from $0.10 to $0.01 per share.

  The accompanying financial statements for all periods presented have been restated to reflect these changes.

  c. In May 1997 the Company's Board of Directors adopted a Stock Option Plan to provide an additional incentive to executive officers and employees. Under this plan, the Company may grant options to purchase shares of common stock at prices not less than the fair market value of such shares on the date of grant. 285,000 shares of common stock will be reserved and available for issuance under this plan.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under the provisions of SFAS No. 123, companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per shares as if the fair value based method of accounting had been applied. SFAS No. 123 will be effective for all options granted under the plan described above. The Company intends to account for stock-based compensation using the intrinsic value method, and accordingly, this pronouncement will not have an effect on the Company's reported financial position or results of operations.

  d. In May 1997 the Company established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code ("the 401(k) Plan"). The 401(k) Plan will permit the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. The 401(k) Plan provides for Company matching contributions, if determined by the Company to be made, up to a maximum of two percent of the participant's salary per year. No other Company matching contributions are

                           BANK OF THE OZARKS, INC.

 (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS
                                  UNAUDITED)
                            (DOLLARS IN THOUSANDS)

contemplated at this time. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over five years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

  Employees of the Company will be eligible to participate in the 401(k) Plan if they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment.

  e. The Arkansas State Bank Department currently limits the amount of dividends that the Banks can pay the Company to 50% of their respective current year earnings. The Arkansas State Bank Department has proposed regulations which would increase this dividend limit to 75% of the Bank's net profits after taxes for the current year plus 75% of their net profits after taxes for the immediately preceding year.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Forward-Looking Information..............................................   6
Risk Factors.............................................................   6
The Company..............................................................  11
Dividend Policy..........................................................  11
Dilution.................................................................  12
Use of Proceeds..........................................................  13
Capitalization...........................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  32
Supervision and Regulation...............................................  40
Management...............................................................  47
Certain Transactions.....................................................  54
Principal and Selling Stockholders.......................................  55
Description of Capital Stock.............................................  56
Shares Eligible for Future Sale..........................................  57
Underwriting.............................................................  58
Legal Matters............................................................  59
Experts..................................................................  59
Additional Information...................................................  59
Index to Consolidated Financial Statements............................... F-1

                               -----------------

  UNTIL , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECU-RITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DE-LIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UN-SOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES

                [LOGO OF BANK OF THE OZARKS, INC. APPEARS HERE]

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------


                                 STEPHENS INC.

                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses of this offering in connection with this registration statement, other than underwriting compensation, are estimated as follows

   SEC Registration Fee.............................................. $   7,426
   Nasdaq Listing Fees...............................................    23,898
   NASD Filing Fee...................................................     2,950
   Blue Sky Fees and Expenses........................................    10,000
   Accounting Fees and Expenses......................................    72,000
   Legal Fees and Expenses...........................................   140,000
   Printing and Engraving............................................   112,500
   Transfer Agent's Fees and Expenses................................     5,000
   Miscellaneous.....................................................    26,226
                                                                      ---------
     Total........................................................... $ 400,000
                                                                      =========

  The foregoing expenses shall be borne pro rata by the Company and the Selling Stockholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article Ninth of the Company's Amended and Restated Articles of Incorporation provides that the Company's directors will not be personally liable to the Company or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors expect (a) for any breach of the director's duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Arkansas Code Annotated (S)4-27-833, as the same exists or hereafter may be amended, (d) for any transaction from which the director derived an improper personal benefit, or (e) for any action, omission, transaction, or breach of a director's duty creating any third party liability to any person or entity other than the Company or stockholder.

  Section 4-27-850 of the Arkansas Business Corporation Act empowers Arkansas corporations to indemnify any director or officer against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by him in connection with any action, suit or proceeding, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding had no reasonable cause to believe his conduct was unlawful, except that no indemnification shall be made in connection with any action by or in the right of the corporation if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless the court determines that despite that adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses actually and reasonably incurred by him.

  Article Tenth of the Company's Amended and Restated Articles of
Incorporation provides that the Company shall, to the full extent permitted by
Section 4-27-850 of the Arkansas Business Corporation Act, indemnify all persons whom it may indemnify pursuant thereto.

  The effect of the indemnification provisions contained in the Company's Amended and Restated Articles of Incorporation is to require the Company to indemnify its directors and officers under circumstances where such indemnification would otherwise be discretionary.

  The Company's Amended and Restated Articles of Incorporation specify that the indemnification rights granted thereunder are enforceable contract rights which are not exclusive of any other indemnification rights that the director or officer may have under any by-law, vote of stockholders or disinterested directors or otherwise. As permitted by Section 4-27-850 of the Arkansas Business Corporation Act, the Company's Amended and Restated Articles of Incorporation also authorize the Company to purchase directors' and officers' insurance for the benefit of its past and present directors and officers, irrespective of whether the Company has the power to indemnify such persons under Arkansas law. The Company currently maintains such insurance as allowed by these provisions.

  The Company's Amended and Restated Articles of Incorporation also provide that expenses incurred by a director or officer in defending a civil or criminal lawsuit or proceeding arising out of actions taken in his official capacity, or in certain other capacities, will be paid by the Company in advance of the final disposition of the matter upon receipt of an undertaking from the director or officer to repay the sum advanced if it is ultimately determined that he is not entitled to be indemnified by the Company pursuant to applicable provisions of Arkansas law.

  As noted above, the Company's directors and officers have certain indemnity rights under the Company's Amended and Restated Articles of Incorporation and are protected from certain other liabilities by the Company's existing directors' and officers' insurance. The Company has also entered into supplemental indemnification agreements with its directors and with certain officers designated by the Board of Directors (collectively the "Indemnitees"), which broaden the scope of indemnity that would otherwise be provided by the Company to such persons under the terms of its Amended and Restated Articles of Incorporation.

  The indemnification agreements with the Indemnitees provide that, subject to certain important exceptions, the Indemnitees shall be indemnified to the fullest possible extent permitted by law against any amount which they become legally obligated to pay because of any act or omission or neglect or breach of duty. Such amount includes all expenses (including attorneys' fees), damages, judgments, costs and settlement amounts, actually and reasonably incurred or paid by them in any action or proceeding, including any action by or in the right of the Company, on account of their service as a director or officer of the Company or any subsidiary of the Company. The indemnification agreements further provide that expenses incurred by the Indemnitees in defending such actions, in accordance with the terms of the agreements, shall be paid in advance, subject to the Indemnitees' obligation to reimburse the Company in the event it is ultimately determined that they are not entitled to be indemnified for such expenses under any of the provisions of the indemnification agreements.

  No indemnification is provided under the indemnification agreements on account of conduct which is adjudged to be deliberately dishonest and material to establishing the liability for which indemnification is sought. In addition, no indemnification is provided if a final court adjudication shall determine that such indemnification is not lawful, or in respect of any suit in which judgment is rendered for an accounting of profits made from a purchase or sale of securities of the Company in violation of Section 16(b) of the Securities Exchange Act of 1934, or of any similar statutory provision, or on account of any remuneration, personal profit or advantage which is adjudged to have been obtained in violation of law. The indemnification agreements also contain provisions designed to protect the Company from unreasonable settlements or redundant legal expenditures.

  The indemnification agreements also provide for contribution by the Company, with certain exceptions, to amounts paid by the Indemnitees in any situation in which the Company and such individuals are jointly liable (or would be if the Company were joined in the litigation) if for any reason indemnification is not available. Such contribution would be based on the relative benefits to the Company and the individuals of the transaction from which liability arose, and on the relative fault in the transaction of the Company and the individuals. This provision could be applicable in the event a court found that indemnification under the federal securities laws is against public policy and thus not enforceable, as well as under state laws.

  The indemnification agreements provide for substantially broader indemnity rights than those currently granted to the directors and officers of the Company under the Company's Amended and Restated Articles of Incorporation, which afforded directors and officers only those express indemnification rights set forth in Section 4-27-850 of the Arkansas Business Corporation. They are not intended to deny or otherwise limit third party or derivative suits against the Company or its directors or officers. However, to the extent a director or officer were entitled to indemnification or contribution thereunder, the financial burden of a third party suit would be borne by the Company, and the Company would not benefit from derivative recoveries since the amount of such recoveries would be repaid to the director or officer pursuant to the agreements.

  Section 8 of the form of Underwriting Agreement filed as Exhibit 1.1 provides that the Underwriter will indemnify and hold harmless the Company, each of its directors and officers who have signed this registration statement, and each controlling person of the Company from and against certain liabilities, including liabilities under the Securities Act published rules and regulations adopted by the SEC under the Securities Act and the Securities Exchange Act of 1934, as amended, and provides that the Underwriter will reimburse any legal or other expenses reasonably incurred by such persons in connection with such liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   1.1   Form of Underwriting Agreement.
   3.1   Amended and Restated Articles of Incorporation of the Company.
   3.2   Amended and Restated By-Laws of the Company.
  *4.1   Form of the Company's Common Stock Certificate.
  *5.1   Opinion of Rose Law Firm, a Professional Association.
  10.1   The Company's Stock Option Plan.
  10.2   The Company's Non-Employee Director Stock Option Plan.
  10.3   Loan Agreement, dated May 16, 1997, between the Company and Union
         Planters National Bank, Memphis, Tennessee.
  10.4   Real Estate Contract (Unimproved Property), dated February 6, 1997, by and between Ozark WCA, and Toy's Inc., and General Addendum, dated
         April 7, 1997 relating to real estate in Fort Smith, Sebastian County,
         Arkansas.
  10.5   Commercial Offer and Acceptance (Unimproved Real Property), dated
         December 9, 1996, by and between Ozark WCA, and American Taekwondo
         Association, Inc. relating to real estate in Little Rock, Pulaski
         County, Arkansas.
  10.6   Commercial Ground Lease, dated November 10, 1993, by and among Newton
         County Bank (now Ozark NWA) and James W. OBryan, Rose Mary Horton
         OBryan, Jerry L. Horton, and Mary Horton relating to real estate in
         Marshall, Searcy County, Arkansas.
  10.7   Commercial Ground Lease, dated September 7, 1994, by and among the
         Company and David L. Taylor and Carolyn L. Taylor relating to real estate in Harrison, Boone County, Arkansas.
  10.8   Commercial Ground Lease, dated September 7, 1994, by and among the
         Company and David L. Taylor and Carolyn L. Taylor relating to real estate in Clarksville, Johnson County, Arkansas.
  10.9   Employment Agreement, dated May 22, 1997, between the Company and
         George G. Gleason, II.
  10.10  Form of Indemnification Agreement.
  21.1   List of Subsidiaries of the Company.
 *23.1   Consent of Rose Law Firm, a Professional Association (contained in
         Exhibit 5.1 hereto).
  23.2   Consent of Moore Stephens Frost, P.A., Independent Certified Public
         Accountants.
  23.3   Consent of Baird, Kurtz and Dobson, Independent Certified Public
         Accountants.
  27.1   Financial Data Schedule.

--------
*To be supplied by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant undertakes that:

    1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LITTLE ROCK, STATE OF ARKANSAS, ON MAY 22, 1997.

                                          BANK OF THE OZARKS, INC.
                                          (Registrant)


                                          By:    /s/ George G. Gleason, II
                                              ---------------------------------
                                                   GEORGE G. GLEASON, II
                                            Chairman of the Board of Directors
                                                and Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

      /s/ George G. Gleason, II         Chairman of the          May 22, 1997
-------------------------------------    Board of Directors
        GEORGE G. GLEASON, II            and Chief Executive
                                         Officer (Principal
                                         Executive Officer)

        /s/ Linda D. Gleason            Director                 May 22, 1997
-------------------------------------
          LINDA D. GLEASON

          /s/ Mark D. Ross              President-Bank           May 22, 1997
-------------------------------------    Services and
            MARK D. ROSS                 Director

          /s/ Paul E. Moore             Chief Financial          May 22, 1997
-------------------------------------    Officer (Principal
            PAUL E. MOORE                Financial and
                                         Accounting Officer)